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DAT : 4/4/07



Annual Report & Accounts 2006

Bradford & Bingley

bbg.co.uk

Bradford & Bingley is a UK based financial services business, focused on providing specialist mortgages and savings products.

When our Company was first set up its purpose was clear: to build a better future for the people of northern mill towns. In 1851, we helped our first customer, John Abbey, build a better future for himself and his family by lending him money to buy his own home. We're very proud of our heritage. In the Bradford & Bingley Group we know today this heritage continues to shape our business and its purpose. We're still building a better future and we're building it for people right across the UK.

Contents

Overview
What we do

Bradford & Bingley is a UK based financial services business, focused on providing specialist mortgages and savings products.

Our residential lending activity focuses on a range of niche areas providing mortgages for individuals who need a more specialist product than those available in the mainstream market. Our two main products are:

Buy to let

Providing loans to landlords and property investors, generating investment income and supporting a good supply of high quality rental accommodation for those wanting to rent, rather than buy.



Self-cert

Loans for individuals who have more complex income streams, including the self-employed, those with more than one job and those with significant bonus income.



1851	1964	1997	2000
Bradford Equitable Building Society Bingley Building Society	Formed Bradford & Bingley Building Society	Acquired Mortgage Express	Floated Bradford & Bingley plc

Our specialist mortgage products are sold through mortgage intermediaries under the Mortgage Express brand. Additionally a range of Bradford & Bingley branded mortgage products are available through our 205 branches and through our telephony and online distribution channels.

Bradford & Bingley provides a competitive range of savings products, through our branches and network of 138 third-party agents, by phone, post and online. In addition, we offer a wide choice of financial services from a range of providers, including general insurance, wealth, protection and personal loan products.

We are also active in commercial property lending and lending to housing associations. Commercial property lending provides corporate customers with loans secured on income-producing property or pre-let development schemes. Housing association lending provides funding to these not-for-profit making organisations throughout the UK that provide affordable rented homes for people unable to satisfy their housing needs in the open market.

All our customer lending is secured on property.

Directors' report

Chairman and Chief Executive's introduction

Rod Kent
Chairman



Steven Crawshaw
Group Chief Executive



2006 was a good year for Bradford & Bingley. The restructuring exercise that we began in 2004 and completed in 2005 has proved pivotal in providing the basis for growth of our simplified, focused business.

We grew underlying profit before tax by 8% to £336.1m (2005: £310.1m) and underlying earnings per share increased 8% to 38.1 pence (2005: 35.4 pence). After a provision of £89.4m to cover increased levels of claims for compensation from endowment and investment products, profit before tax was £246.7m (2005: £263.5m) and earnings per share 28.2 pence (2005: 30.1 pence).

Our main objective in 2006 was to increase the trend of the rate of growth in our specialist lending business and the Board is delighted with the progress we made. Total lending balances increased 16% to £36.1bn (2005: £31.1bn) and total new lending was £11.5bn (2005: £8.8bn), including acquired assets. This is comfortably the Group's best ever lending performance.

The credit performance of all our portfolios has continued to be very good. The Group's experience in the specialist lending markets and prudent approach to underwriting continues to preserve the quality of our lending book.

As expected, there has been a slight decline in the Group's net interest margin due mainly to the change in the mix of funding required to support our strong lending growth.

The Group remains well capitalised, with capital ratios within target ranges. In line with our objective, we have further improved the diversity and balance of our funding during 2006, increasing our securitisation and covered bond programmes. The Savings business continues to make a very important contribution, attracting new customers to the Group and providing a stable source of funding, with balances increasing by 11% to £19.7bn (2005: £17.7bn).

We have maintained a strong cost vigilance, with a further improvement in the underlying cost:income ratio to 44.2% (2005: 45.6%), whilst investing in the growth of the business.

The one disappointing thing in 2006 was the level of claims for compensation from endowment and investment products sold prior to the closure in 2004 of our independent financial advice business. Along with the experience of others, claims reached higher levels in the first half of 2006 than expected and consequently we set aside a further £89.4m against these costs. The number of claims has been falling in the second half of the year and is within the assumptions we made when estimating the provision.

Dividend
The Board is pleased to propose a final dividend of 13.4 pence (2005: 12.3 pence) per share for payment on 4 May 2007 to shareholders on the register as at 23 March 2007. If approved, the full year dividend for 2006 will be 20.0 pence per share (2005: 18.3 pence), an increase of 9%. We expect future dividends to grow in line with underlying profits balanced against the needs of growing the business. However, rather than make an early assumption of the level of growth in the first part of the year, we will adopt a modified, clear practice in 2007. Our intention is to declare an interim dividend per share that is one third of the total for the prior year.

People
The Board would like to thank Bradford & Bingley's employees. Their commitment and enthusiasm has been at the forefront of the Group's success in 2006. We firmly believe that we will succeed as a business by attracting, developing and retaining the best people.

Outlook
Our specialist markets continue to grow at a faster rate than the mainstream mortgage market. We expect that this outperformance will continue for the foreseeable future as the long-term fundamentals remain strong. The rental market is healthy with rents rising, tenant demand increasing and void periods reducing. The attractiveness of the private rental market will encourage property investors to continue to use buy-to-let as a long-term investment vehicle. The self-cert market continues to grow, providing a solution for the self-employed and reflecting the trend of more flexible employment patterns.

We have started 2007 in a very good position with a record pipeline of new business and strong trading during the first few weeks of the year. Our expertise and experience in our chosen markets will ensure we continue to be a leading force in the fastest growing part of the mortgage market.

Total lending balances increased 16% to £36.1 billion
This is comfortably the Group's best ever lending performance

Underlying profit before tax*
£m


06
336.1
310.1
04
280.4
03
264.0
02
273.2

Profit before tax
£m


06
246.7
263.5
04
231.9
03
264.0
02
240.6

Underlying earnings per share*
pence


06
38.1
35.4
04
32.4
03
28.8
02
29.3

Earnings per share
pence


06
28.2
30.1
04
4.6
03
32.4
02
25.9

Full year dividend
pence


06
20.0
18.3
04
17.1
03
16.5
02
14.8

* A reconciliation of underlying profit before tax and the statutory measure profit before tax is provided in the summary income table on page 12.
Figures relating to 2002-3 are on a UK GAAP basis and 2004-6 are on an IFRS basis.

Year at a glance

- **February**
  Announced 2005 results with underlying profit before tax up 11% to £310.1 million.
- **May/June**
  Completed innovative Covered Bond funding in Swiss Francs and Euros.
- **July**
  Announced first half results with record residential net new lending of £2.4 billion and residential lending balances up 19% to £28.4 billion.
- **September**
  Achieved £19 billion of savings balances.
- **November**
  Launched a range of B&B mortgages to be sold through our branches, including specialist products, ending the broking of mortgages through the network.
- **December**
  Signed a 3-year forward sale agreement with GMAC to acquire up to £4 billion of mortgages from them per year.

Directors' report
Business review

The Directors have pleasure in presenting their Report on the Group for the year ended 31 December 2006.

Our strategy

Bradford & Bingley's strategy is to establish leading positions in sectors of the UK mortgage market that offer superior long-term potential for growth and profitability, enabling the Group to provide attractive returns to shareholders.

We are competing in attractive markets

We have chosen to compete in markets that have attractive fundamentals. Our current core markets (buy-to-let, self-cert and other niche products) each offer good risk-adjusted returns. These products are more complex than mainstream mortgages and the additional expertise required to manufacture and distribute these loans provides the basis for building sustainable competitive advantage.

Our chosen markets continue to show impressive growth underpinned by long-term shifts in UK consumer demographics.

The buy-to-let market has two key drivers: the continued growth of the private rental sector and the relatively low penetration of buy-to-let loans within this market. Several factors support the continued strong demand for rental properties, including relatively high UK immigration levels, increased participation in further education, greater labour force mobility and continuing reductions in average household size. As a result, the private rental sector is forecast to experience ongoing growth for at least the next decade, creating a significant opportunity for buy-to-let lending growth.

Self-cert lending – lending to prime customers with non-standard employment – provides our biggest medium-term growth opportunity.

Growth in this market is supported by strong demographics: steady levels of self-employment, entrepreneurial-based earnings and borrowers with multiple sources of income. We have continued to improve customer choice in this area, creating better value products available to a wider range of people.

We also selectively compete in other areas of the mortgage market that meet our requirements for risk-adjusted return, typically offering products that satisfy quite specific customer requirements.

As one example, lifetime mortgage lending is currently a small market, but has the potential for significant growth. Housing equity is a very significant and currently under-utilised asset in retirement. Our lifetime mortgage products make it possible for customers to make use of this asset without the need to sell their home.

We also provide loans to investors in income-producing commercial real estate in the UK. These loans are typically secured on retail, office or industrial property. We also make loans to developers of pre-sold or pre-let commercial property, and residential development schemes. In addition, we lend to not-for-profit housing associations throughout the UK that provide affordable rented homes for people unable to satisfy their housing needs in the open market.

We are establishing leading positions in our chosen markets

In each of our markets we are creating lasting sources of competitive advantage that will make us the leading provider of specialist mortgage products. These sources of advantage extend across our whole business.

Understanding and meeting customers' needs through innovative products
Changing customer needs are driving the growth of our core markets. During 2006 we made significant investments in our product capabilities and improved the quality of our people, systems and infrastructure. This includes the product design teams, credit and customer information, allowing us to be at the cutting edge of product development in all our chosen markets. This gives us a leading position in one of the most important aspects of competition. We have been offering specialist lending products for many years and our underwriting skills and experience are a core strength.

We are making great progress with reinvigorating the Bradford & Bingley brand and continuing to drive Mortgage Express forward.

To support our move to selling our own mortgages, a fresh approach to the Bradford & Bingley brand was developed in 2006. Grounded in our core purpose, our new Customer Value Proposition "a better solution for a better future" is helping to drive a new level of customer engagement across the Group.

From this proposition we introduced an exciting new identity, "me&my", which is helping establish a unique position on the high street, increasing engagement with both customers and staff alike. The brand programme is also helping to drive significant improvements to our customer experience, from improved appointment booking to simpler, more interesting and informative communications.

2007 promises to be a great year for the Bradford & Bingley brand as we build on the strong foundations laid in 2006.

Specialists in mortgage distribution
Through the Mortgage Express brand we are already recognised as one of the leading intermediary mortgage lenders. In 2006 we have further developed our competitive strength in this area, particularly through improvements in our intermediary service proposition.

We have continued to develop our own mortgage distribution channels. Very few specialist lenders offer their products through both intermediaries and their own distribution

Buy-to-let

Product overview
Buy-to-let loans are no different from other residential mortgages in the sense that they are fully secured on residential property. However, the income required to cover mortgage payments is derived from the rent generated by the property rather than the borrower's salary or private income.

Buy-to-let offers customers an opportunity to make a leveraged investment in property. Typically the mortgage can be up to 85% of the value of the property and rental income is required to exceed mortgage payments (usually by 25%).

For lenders, buy-to-let offers superior risk-adjusted returns. There is a small margin premium over standard residential mortgages, but arrears rates and losses are broadly comparable.

Drivers of demand
There is considerable room for further growth with increasing demand for rented accommodation and the attractiveness of buy-to-let as an effective means of financing investment in rental property. We conduct regular surveys of buy-to-let landlords and in December 2006 a high proportion (95%) intended to increase or maintain their investment in rental property.

Market and competition
Mortgage Express, our intermediary lending business, was a pioneer of the buy-to-let product in the UK and now, a decade later, we are still the leading buy-to-let lender in the UK.

There has been substantial growth in the UK's buy-to-let market, particularly over the last five years. At the end of 2006, there were over 850,000 buy-to-let loans outstanding, worth over £94bn, representing 9% of the total mortgages in the UK.

The market has evolved considerably over the last two years, with more lenders offering this product. Correspondingly, a wider range of pricing options and extended product features are becoming available.

Self-cert

Product overview
Self-cert mortgages are designed to meet the needs of customers who do not have a conventional, single source of income required on a standard mortgage application. This may be because they are self-employed, have irregular, commission-based income or multiple sources of income. Although we still require self-cert applicants to state their income and carry out a standard affordability assessment, our underwriting relies more heavily on the credit search and other forms of automated checking. As part of this process a sense check is carried out in order to ensure that the stated income is consistent with the applicant's age, occupation, location and time in employment (or self-employment). Self-cert lending is higher risk than standard lending, however the combination of rigorous underwriting and premium pricing available in the market ensures that risk-adjusted returns are better than those available in the standard market.

Drivers of demand
Recent growth in the self-cert market in the UK has been driven by changing working patterns with increasing numbers of people going into business for themselves – there are now four million self-employed in the UK. We have also seen considerable growth amongst employed applicants who have additional income from a second job or investment and want to include this income in their main mortgage application.

Market and competition
The self-cert market has become increasingly sophisticated in the last two years and there are now broad ranges of products catering for the specific needs of these customers. In particular, the advent of regulation has increased confidence in the processes surrounding the sale of self-cert mortgages which has led to growth both in terms of lenders offering self-cert and intermediaries distributing the product. As the product becomes more mainstream, we expect to see increasingly innovative solutions designed to address the specific needs of these customers. Although a number of new lenders have entered the self-cert market over the last two years, their impact on the market has been limited with the established players continuing to drive the market.

Directors' report
Business review
Key performance indicators continued

Underlying return on equity*
%


06
17.4
17.2
04
16.1
03
15.1
02
15.8

This measure represents the underlying profit after tax generated by the Group in each period expressed as a proportion of the average shareholders' equity deployed in the business to earn that return. It is a measure frequently used by analysts and investors to assess the effectiveness of the business in generating earnings.

Tier 1 capital ratio
%


06
7.6
7.8
04
7.5
03
7.7
02
9.6

As a bank operating in the UK and regulated by the Financial Services Authority, we are required to maintain a minimum amount of capital to ensure the business can meet its financial commitments in the event of an unexpected downturn. This capital ensures the bank is able to provide a secure home for our savings deposits. We are required to hold at least half this capital as "Tier 1" capital, which includes the shareholders' equity.

Indexed loan-to-value of total portfolio
%


06
53
50
04
45
03
44
02
43

The loan-to-value ratio measures the average value of the mortgage outstanding on each property, compared to the value of the property when taking into account inflation from the time of the loan to the end of the current year. This measure is an average across the whole book. It is important as it gives comfort on the level of equity in the properties owned by our customers as security for our mortgage portfolio.

Funding mix
%


06
43
15
9
8
05
43
11
3
9
42
7
8
03
45
9
02
56
10

We raise finance from a number of different sources to enable us to provide mortgages. It is important that these sources are diversified and varied in order to minimise the costs and the risk of over-dependence on any one source. Therefore, we measure the type and amounts of funding relative to each other.

O Retail O Wholesale O Securitised O Covered Bond O Capital/Other

Asset mix
%


06
40
14
10
20
05
37
15
12
24
33
20
24
03
28
26
16
22
02
20
40
23

Different types of asset have differing risk and margin characteristics. We review the proportions of these different assets to ensure the balance sheet remains strong and sustainable.

O Buy-to-Let O Self-cert O Other Residential
O Commercial and Housing Association O Wholesale/Other

* A reconciliation of underlying profit before tax to the statutory measure profit before tax is provided in the summary income table on page 12.
Figures relating to 2002-3 are on a UK GAAP basis and 2004-6 are on an IFRS basis.

£336.1m
Underlying profit before tax increased by 8%

44.2%
Underlying cost:income ratio improved

£36.1bn
Record new lending generated 16% increase in balances

Market share of net new mortgage lending
%


06
4.5
2.7
04
2.9
03
3.9
02
0.9

This measure is the level of our net new mortgage lending compared to the whole market during the year. Net lending is very important as it is a measure of the increase in size of the lending balances, which in turn is one of the key drivers of our income.

Lending balances
£bn


06
36.1
31.1
04
29.0
03
25.9
02
20.5

This level is the absolute sum of our loan balances outstanding at the end of the year. The total amount of assets that we manage is a key driver of our income and increases in lending balances will generate increasing income.

Savings balances
£bn


06
19.7
17.7
04
16.2
03
15.1
02
15.0

Retail Savings balances form an important part of our funding and enable us to provide mortgages to customers to finance their homes and investment properties. We gather these balances through our branch-based, online, telephone and offshore accounts.

Non-financial measures

Staff satisfaction score
%


06
78
58

The morale and motivation of our staff is vitally important to the success of the Group. We regularly survey our people to measure these factors and the findings of the survey are used to improve the workplace and environment for the staff. We have significantly changed the way in which staff satisfaction is measured in the past two years and will continue to report on this new basis in future periods.

Customer satisfaction score
%


06
90

Our customers represent the most important asset of the Group and we regularly ask them by survey to express their satisfaction with our products and services. The results of the surveys are used to identify ways in which we can improve our proposition and generate better value to our customers and shareholders alike. During 2006 we have established a new satisfaction survey and will continue to report on this new basis in future periods.

For additional non-financial measures see pages → 28-32

Directors' report
Business review

Our focus on specialist lending has delivered strong growth in balances and improved underlying profits.

Our 2006 performance

2006 has been a good year for Bradford & Bingley and we are pleased to report substantial growth in lending balances with mortgages up by 19% to £31.1bn (2005: £26.1bn). Underlying profit also improved, by 8% to £336.1m (2005: £310.1m). Profit before tax was £246.7m (2005: £263.5m). The improvement in underlying performance reflects the successful implementation of our strategy to develop improving returns to shareholders by playing a leading role in the UK's specialist lending markets.

The Board believes it is appropriate to assess performance on the underlying basis. This calculates the Group's profits excluding the estimated cost of providing for compensation payments on mis-sold endowment and investment policies which is the only difference between the two measures of profits in 2006. A reconciliation of the underlying profit of the Group to the accounting measure of profit is provided at the bottom of the Summary Income Statement.

For a reconciliation of the statutory and summary financial statements see pages → 16-17

The increase in underlying profits and earnings per share in 2006 has been delivered through a combination of strong growth in our lending balances and ongoing rigorous management of expenditure.

The Group's net income increased by 6% to £615.1m (2005: £580.6m). The major component of our income is the net interest income derived from our balance sheet. In 2006 this amounted to £510.2m, an increase of 9% over the previous year (2005: £469.3m). Our good growth in net interest income was partly offset by lower non-interest income of £104.9m (2005: £111.3m). Underlying costs increased by just 3% to £271.6m (2005: £264.8m). The impairment charge for non-performing loans was £7.4m (2005: £5.7m).

Income Statement

	Group £m
For the year ended 31 December 2006	
Net interest income	**510.2**
Non-interest income	**104.9**
Net income	**615.1**
Administrative expenses	
- Underlying	**(271.6)**
- Compensation	**(89.4)**
Loan impairment loss	**(7.4)**
Profit before taxation	**246.7**
Compensation costs	**89.4**
Underlying profit before taxation	**336.1**
For the year ended 31 December 2005	
Net interest income	469.3
Non interest income	111.3
Net income	580.6
Administrative expenses	
- Underlying	(264.8)
- Compensation and restructuring	(46.6)
Loan impairment loss	(5.7)
Profit before taxation	263.5
Compensation and restructuring costs	46.6
Underlying profit before taxation	310.1

During the first half of 2006 the level of claims for compensation from endowment and investment products sold prior to the closure of our independent financial services business reached higher volumes than previously expected. As a result we reassessed the total remaining liability and set aside £89.4m in the half-year results announced in July. Since then, the number of claims has been reducing month-on-month and are within the levels assumed when we made the provision. The remaining provision at 31 December 2006 is £84.9m.

The total tax charge in 2006 was £69.0m (2005: £74.7m) representing an underlying effective tax rate of 28.5% (2005: 28.5%). As a result the profit for the financial year was £177.7m (2005: £188.8m).

On an underlying basis, earnings per share increased by 8% to 38.1 pence (2005: 35.4 pence) and return on equity increased to 17.4% (2005: 17.2%). The basic earnings per share for 2006 was 28.2 pence (2005: 30.1 pence).

On 7 December 2006, the Group issued a trading statement saying "we expect underlying profit before tax for the full year 2006 to be in line with the current market consensus" and that "the range of analysts' forecasts is from £323.5m to £339.2m". The comparable profit figure is the Group's underlying profit of £336.1m which falls within this range.

Net interest income
The Group's net interest income increased by 9% to £510.2m (2005: £469.3m) driven by a record addition to book of £5.0bn to £36.1bn (2005: £31.1bn). Growth in our specialist mortgage lending activities has generated an increase in average interest earning assets of 10% to £42.7bn (2005: £38.7bn). This growth in assets has largely been translated into income growth given the small decline in the net interest margin to 1.19% (2005: 1.21%). The medium term declining trend in margin arising from ongoing changes in the mix of funding is expected to continue.

The four basis point increase in the gross yield on the average interest earning assets to 5.57% (2005: 5.53%) was in line with broadly stable base rates that averaged 4.64% (2005: 4.65%). The small, relative increase in overall yield was due mainly to the impact of new fixed rate mortgages being written at higher rates than those coming off the book. This in turn was caused by the increase in average interest swap rates for two and three-year

Net interest income

	2006 £m	2005 £m
Net interest income	**510.2**	469.3
Average balances		
Interest-earning assets ('IEA')	**42,692**	38,660
Financed by:		
Interest-bearing liabilities	**41,122**	37,085
Interest-free liabilities	**1,570**	1,575
	%	**%**
Average rates		
Gross yield on average IEA	**5.57**	5.53
Cost of interest-bearing liabilities	**(4.55)**	(4.50)
Interest spread	**1.02**	1.03
Interest-free liabilities	**0.17**	0.18
Net interest margin on average IEA	**1.19**	1.21
Average bank base rate	**4.64**	4.65
Average 3-month LIBOR	**4.84**	4.76
Average 3-year swap rate	**5.07**	4.71

funding, on which the new fixed rate loans were priced. The average three-year swap rate rose by 36 basis points to 5.07% from 4.71%.

Average interest-bearing liabilities increased to £41.1bn (2005: £37.1bn). The average cost of liabilities was up by five basis points to 4.55% (2005: 4.50%). Our average cost of funds remains below the UK base rate, but with most new funding raised at higher rates than this average, there is slight downward pressure on margins as the business grows.

Non-interest income
In total, non-interest income reduced in 2006 from the previous year to £104.9m (2005: £111.3m). During 2006 the Group switched focus to its specialist mortgage lending business and in November we ceased mortgage broking services. The commission income derived from mortgage sales therefore reduced by £1.6m to £10.9m (2005: £12.5m).

We have maintained our relationship established in 2004 with L&G to provide investment advice and products from within our branches. Sales volumes have been in line with our plans and income from this area of the business remained stable at £31.5m (2005: £32.0m). After a number of years of decline we refreshed our products in the general insurance and protection arena and new sales improved. Income from general insurance increased to £19.4m (2005: £18.6m).

Income derived from administration of loans fell to £28.9m (2005: £31.7m) due to lower fees charged on commercial loans. These charges were relatively high during 2005.

Non-interest income

	2006 £m	2005 £m
Mortgage broking	**10.9**	12.5
Investment	**31.5**	32.0
General insurance	**19.4**	18.6
Other retail	**2.4**	3.0
Retail	**64.2**	66.1
Lending related income	**28.9**	31.7
Income from sale and leaseback transactions	**5.7**	8.1
Gains less losses on sale of debt securities	**2.1**	1.8
Fair value net gains	**0.2**	1.1
Other	**3.8**	2.5
Total	**104.9**	111.3

The Group transferred ownership of a number of our branches under sale and leaseback transactions. The net income from these transactions was £5.7m compared to £8.1m in 2005.

Net income from the sale of debt securities was £2.1m, in line with the previous year (2005: £1.8m). Gains or losses are incurred if debt securities are sold prior to their contractual maturity.

Administrative expenses
Our approach to costs is to manage the rate of growth to below that of our income whilst ensuring we invest in people, infrastructure, marketing and effective processes to support our rapidly growing lending activities. We aim to maintain a healthy gap between income growth and cost growth. Underlying costs increased by just 3% to £271.6m (2005: £264.8m). This careful management of the cost base, containing cost growth to well below the rate of income growth, is demonstrated in the improvement in the underlying cost:income ratio to 44.2% (2005: 45.6%).

Staff related costs decreased during the year by £5.4m to £118.2m (2005: £123.6m). This reduction reflects ongoing improvements and efficiency in the operational areas of the business.

Premises costs includes the rent payable on our branches and other properties and has increased to £21.9m (2005: £18.9m) in part due to higher rental costs as a result of the sale and leaseback transactions and to higher utility costs. Marketing costs were held stable at £15.3m (2005:£15.2m).

Administrative expenses

	2006 £m	2005 £m
Staff related	**118.2**	123.6
Premises	**21.9**	18.9
Marketing	**15.3**	15.2
Other administrative expenses	**98.0**	94.5
Depreciation	**18.2**	12.6
Underlying costs	**271.6**	264.8
Compensation costs	**89.4**	38.7
Restructuring costs	**-**	7.9
Total	**361.0**	311.4

Depreciation costs increased to £18.2m (2005: £12.6m) reflecting IT investment in mortgage sales and processing. Other administrative expenses, which includes fees to outsourced suppliers such as IBM and BT, increased to £98.0m (2005: £94.5m).

Arrears and loan impairment
The total number of cases three months or more in arrears and in possession has increased to 4,337 (2005: 3,730) amounting to 1.30% (2005: 1.19%) of the total book. This increase occurred exclusively in the first half of the year reaching 4,396 cases at the end of June 2006. During the second half of the year arrears remained stable.

Our provision for impaired loans has increased to £49.4m (2005: £48.4m). This increase is driven by higher arrears and by the growth in the overall size of the mortgage book. Expressed as a proportion of balances, the

Directors' report
Business review
Our 2006 performance continued

residential impairment allowance represents 0.15% (2005: 0.18%).Consequently, the charge to the Income Statement to account for impairment was £7.4m (2005: £5.7m).

Arrears and possessions on residential mortgages

	2006	2005
Arrears over 3 months		
-number of cases	**4,015**	3,458
-% of total cases	**1.20**	1.10
-value (£m)	**498.9**	378.1
-% of book	**1.60**	1.45
Possessions		
-number of cases	**322**	272
-% of total cases	**0.10**	0.09
-value (£m)	**52.7**	42.2
-% of book	**0.17**	0.16
Total		
-number of cases	**4,337**	3,730
-% of total cases	**1.30**	1.19
-value (£m)	**551.6**	420.3
-% of book	**1.77**	1.61
Residential loan impairment allowance		
Impairment allowance (£m)	**47.8**	46.1
-% of residential assets	**0.15**	0.18
-% of residential possessions	**90.7**	109.2

Taxation
The total tax charge for the year was £69.0m (2005: £74.7m). Based on an underlying profit of £336.1m (2005: £310.1m) this equates to an effective underlying tax rate of 28.5% (2005: 28.5%). The effective tax rate for the Group is below the UK corporation tax rate of 30% due to elements of our earnings being derived from overseas sources taxed at lower rates than UK income and other temporary adjustments.

Balance Sheet
Due to the success of our lending business in generating significant growth, the Group's total assets increased by 11% to £45.4bn (2005: £40.8bn). Lending balances increased to £36.1bn (2005: £31.1bn), growth of 16%. Wholesale assets remained at similar levels to 2005 at £8.8bn (2005: £9.0bn). These assets are held to provide liquidity.

Total funding was increased corresponding to the growth in asset balances and amounted to £41.6bn (2005: £37.3bn).

In 2006, the Group achieved record new lending. Gross new mortgage advances were a record £7.7bn (2005: £5.8bn). In addition, the Group purchased a further £2.5bn (2005: £1.4bn) mortgages, the majority of these from GMAC. A further £1.2bn (2005: £1.7bn) gross new commercial property and housing association loans were made. Net of redemptions, lending balances increased by £5.0bn (2005: £2.4bn) to £36.1bn (2005: £31.1bn). Our share of the net increase in UK mortgages was an impressive 4.5%, exceeding our share of outstanding balances of 2.9% and demonstrating the superior growth of our business relative to the market.

The mix of new loans by product and on our balance sheet reflects our focus on the specialist areas of the mortgage market and the success of our Mortgage Express brand in building this business. Buy-to-let has continued to be the most significant product representing 54% of new loans (2005: 61%) and 58% of residential balances (2005: 58%). Self-cert loans is also a major and growing component of our lending and in 2006 was 33% of new mortgages (2005: 27%).

Summary Balance Sheet

	2006 £m	2005 £m
Loans and advances to customers		
- Mortgages	**31,134.7**	26,115.9
- Commercial and housing association loans	**4,997.0**	5,011.2
Wholesale assets	**8,803.9**	8,978.3
Fair value adjustments on portfolio hedging	**(70.4)**	155.0
Derivative financial instruments	**291.0**	262.8
Fixed and other assets	**198.0**	317.0
Total assets	**45,354.2**	40,840.2
Retail deposits	**19,674.6**	17,661.0
Non-retail deposits	**21,880.1**	19,688.3
Derivative financial instruments	**493.4**	331.1
Other liabilities	**474.0**	480.5
Interest bearing capital	**1,412.2**	1,339.0
Equity	**1,419.9**	1,340.3
Total equity and liabilities	**45,354.2**	40,840.2

Analysis of lending balances

	Residential £m	Commercial £m	Total £m
Gross advances	**7,748**	**1,242**	**8,990**
Acquired mortgages	**2,541**	**-**	**2,541**
Net advances	**5,133**	**(4)**	**5,129**
Balances as at 31 December 2006	**31,135**	**4,997**	**36,132**
Gross advances	5,754	1,663	7,417
Acquired mortgages	1,406	-	1,406
Net advances	2,661	(294)	2,367
Balances as at 31 December 2005	26,116	5,011	31,127

Product mix (residential lending)

	New Mortgages		Balance	
	£m	%	£m	%
For the 12 months to 31 December 2006				
Buy-to-let	**5,599**	**54**	**18,188**	**58**
Self-cert	**3,369**	**33**	**6,899**	**22**
Lifetime	**148**	**1**	**618**	**2**
Standard	**1,172**	**12**	**5,430**	**18**
Total	**10,288**	**100**	**31,135**	**100**

The rapid balance growth achieved in 2006 has placed even greater emphasis on our new funding programmes. We have been active in the retail and wholesale markets, in particular our eSavings product has contributed to our funding needs. During 2006 retail deposits have grown by £2.0bn (2005: £1.5bn) to £19.7bn (2005: £17.7bn) and make up 43% (2005: 43%) of total funding. In addition, we have raised significant new finance in secured funding markets with our securitised and covered bond programmes issuing £3.4bn (2005: £2.0bn) and £2.7bn (2005: nil) respectively.

Our approach to funding is to draw from diverse markets to ensure a spread of investors and depositors in order to manage the cost and concentration risks.

Capital
The Group's capital for regulatory purposes has increased to £2.7bn (2005: £2.6bn). The increase has arisen due to the raising of £250m of subordinated debt maturing in 2018.

The solvency ratios have declined slightly as risk weighted asset growth has out-paced the growth in capital. Tier 1 capital was 7.6% (2005: 7.8%) and the total solvency ratio was 13.2% (2005: 13.4%).

Capital structure

	2006 £m	2005 £m
Share capital and reserves	**1,419.9**	1,340.3
Deductions	**(74.4)**	(69.4)
Net pension deficit	**50.8**	72.5
Innovative tier 1	**148.8**	148.5
Total tier 1 capital	**1,545.1**	1,491.9
Upper tier 2	**583.8**	567.9
Lower tier 2	**671.7**	567.2
Total tier 2 capital	**1,255.5**	1,135.1
Deductions	**(97.2)**	(63.2)
Total capital	**2,703.4**	2,563.8
Risk weighted assets (£bn)	**20.4**	19.1
Tier 1 ratio (%)	**7.6**	7.8
Total capital ratio (%)	**13.2**	13.4

Segmental reporting
During 2006, the Group reorganised its management structure along functional rather than business unit lines. This change is part of the ongoing simplification of our business during the past three years as we have focused on our core specialist lending activities. For internal performance management purposes, the Board proposes to measure the Group as a single entity with no business units or segmental sub-divisions. Correspondingly, the performance of the Group reported externally will be aligned with this simpler, more focused structure and segmental splits will no longer be provided. The income statements of the previous segments of the business are reported in note 2 on pages 50 and 51 for comparative purposes. This reporting will not be continued in 2007.

Non-financial measures
Our continuing success is attributable to the quality and commitment of the people engaged in the business. We measure their commitment and satisfaction regularly and it is particularly rewarding to record the overall level of this measure at 78% (2005: 58%) and the year on year improvement. We have made significant investment in our people in 2006 and made corresponding changes to our internal measurement of their commitment and satisfaction.

Other major factors in the success of Bradford & Bingley are our customers, both the individuals who select our products and services, and the mortgage intermediaries who introduce the vast majority of our new mortgage customers. We have measured the satisfaction of these key contributors to the Group's success in the past. However, given the changes undergone by the Group in recent years, we are redefining and improving these measures. Looking forward we expect to report on customer and intermediary satisfaction in more detail in future reporting periods.

Directors' report
Business review
Our 2006 performance continued

The statutory Income Statement and Balance Sheet are summarised in the Directors' Report in order to provide a simpler view of the financial statements, more closely aligned with the presentation used on a day-to-day basis by the Board and management of the Group. In the simplified financial statements, certain items are either grouped together or sub-divided from those presented in the statutory financial statements. Those differences of presentation are explained in the diagrams below:

Statutory Income Statement for the year ended 31 December

	2006 £m	2005 £m
Interest receivable and similar income	**2,383.0**	2,136.1
Interest expense and similar charges	**(1,872.8)**	(1,666.8)
Net interest income	**510.2**	469.3
Fee and commission income	**91.7**	92.3
Gains less losses on sale of debt securities	**2.1**	1.8
Fair value movements on financial instruments	**0.2**	1.1
Other operating income	**5.2**	8.0
Net operating income	**609.4**	572.5
Administrative expenses		
- Ongoing	**(271.6)**	(264.8)
- Compensation	**(89.4)**	(38.7)
- Restructuring	**-**	(7.9)
Loan impairment loss	**(7.4)**	(5.7)
Non-operating income	**5.7**	8.1
Profit before taxation	**246.7**	263.5
Taxation	**(69.0)**	(74.7)
Profit for the financial year	**177.7**	188.8
Attributable to equity shareholders	**177.7**	188.8
Earnings per share		
- Basic	**28.2p**	30.1p
- Diluted	**28.1p**	30.0p

Income Statement for the year ended 31 December

	2006 £m	2005 £m
Net interest income	**510.2**	469.3 ①
Non interest income	**104.9**	111.3 ②
Net income	**615.1**	580.6
Administrative expenses		
- Underlying	**(271.6)**	(264.8) ③
- Compensation and restructuring	**(89.4)**	(46.6) ④
Loan impairment loss	**(7.4)**	(5.7) ⑤
Profit before taxation	**246.7**	263.5 ⑥
Compensation and restructuring costs	**89.4**	46.6
Underlying profit before taxation	**336.1**	310.1 ⑦

① The sum of the interest received on the mortgages, loans and wholesale assets of the Group less the interest cost of funding these loans payable to retail depositors and wholesale investors.
② The total of fees and commissions earned on the sale of financial products, any net gains or losses on the sale of assets and any changes in the value of financial instruments used to manage risk in our balance sheet.
③ The total expenditure of the Group on wages and salaries, property leases, other consumable items such as marketing and information technology, depreciation on assets and costs associated with other services purchased
④ The amount provided in the year to cover the estimated cost of claims for mis-selling relating to the IFA business which was closed in 2004 and for redundancy and restructuring costs associated with a cost reduction programme completed in 2005.
⑤ The amount charged to allow for any reduction in the value of assets, for example, losses arising when customers fail to repay the interest and balance on their mortgages.
⑥ The net earnings of the business after satisfying all commitments in the period before any payment of taxation.
⑦ The net earnings of the business after satisfying all commitments but before the costs of compensation, restructuring and any payment of taxation.

Statutory Balance Sheet as at 31 December

	Group 2006 £m	Group 2005 £m
Assets		
Cash and balances at central banks	**202.6**	49.6
Loans and advances to banks	**3,301.4**	3,204.7
Loans and advances to customers	**36,131.7**	31,127.1
Fair value adjustments on portfolio hedging	**(70.4)**	155.0
Debt securities	**5,299.9**	5,724.0
Derivative financial instruments	**291.0**	262.8
Prepayments and accrued income	**25.0**	33.6
Other assets	**21.3**	115.3
Deferred tax asset	**5.7**	27.7
Property, plant and equipment	**90.8**	92.9
Intangible assets	**55.2**	47.5
Total assets	**45,354.2**	40,840.2
Liabilities		
Deposits by banks	**1,512.4**	1,721.6
Customer accounts	**22,201.0**	21,050.1
Derivative financial instruments	**493.4**	331.1
Debt securities in issue	**17,841.3**	14,577.6
Other liabilities	**115.6**	140.8
Accruals and deferred income	**84.4**	128.2
Current tax liabilities	**96.0**	64.4
Post-retirement benefit obligations	**83.2**	112.2
Provisions	**94.8**	34.9
Subordinated liabilities	**1,247.0**	1,164.7
Other capital instruments	**165.2**	174.3
Total liabilities	**43,934.3**	39,499.9
Equity		
Capital and reserves attributable to equity holders		
- Share capital	**158.6**	158.6
- Share premium reserve	**4.9**	4.9
- Capital redemption reserve	**25.0**	25.0
- Other reserves	**19.1**	22.0
- Retained earnings	**1,212.3**	1,129.8
Total attributable equity	**1,419.9**	1,340.3
Total equity and liabilities	**45,354.2**	40,840.2

Summary Balance Sheet as at 31 December

	Group 2006 £m	Group 2005 £m	
Loans and advances to customers			①
- Mortgages	**31,134.7**	26,115.9	②
- Commercial and housing association loans	**4,997.0**	5,011.2	③
Wholesale assets	**8,803.9**	8,978.3	④
Fair value adjustments on portfolio hedging	**(70.4)**	155.0	⑤
Derivative financial instruments	**291.0**	262.8	⑥
Fixed and other assets	**198.0**	317.0	⑦
Total assets	**45,354.2**	40,840.2	
Retail deposits	**19,674.6**	17,661.0	⑧
Non-retail deposits	**21,880.1**	19,688.3	⑨
Derivative financial instruments	**493.4**	331.1	⑥
Other liabilities	**474.0**	480.5	⑩
Interest bearing capital	**1,412.2**	1,339.0	⑪
Equity	**1,419.9**	1,340.3	⑫
Total equity and liabilities	**45,354.2**	40,840.2	

① The financial accounting description of loans made by the Group to customers for the purpose of earning interest income.
② Loans made to individual customers secured on residential property.
③ Loans to companies who are in the business of providing commercial property (typically retail, office or industrial) or to housing associations who provide affordable housing to individuals with low incomes.
④ Assets held by our Treasury department providing the Group with the liquidity (readily accessible cash resources) to protect our retail depositors and to enable them to withdraw their funds as and when they require, and assets held as investments to supplement the income earned by the Group on its loans to customers.
⑤ The movement in the value of fixed rate mortgages as a result of changes in interest rates since the loans were made.
⑥ Derivatives are instruments held by the Group to manage the naturally occurring interest rate and currency exposures that arise in our normal course of business (for example, when we provide fixed interest rate mortgages to customers). The value of a derivative can be positive or negative depending on the asset or liability it is hedging or the movement in interest and foreign currency exchange rates.
⑦ Property, other equipment such as computers and software used by our business and other assets.
⑧ The total amount of deposits made in our savings products.
⑨ Amounts borrowed from banks and other sources which in addition to the retail deposits allow us to make loans to customers.
⑩ Other amounts provided to enable us to pay known future commitments as they arise. For example, items such as rents and rates on property, national insurance, tax and pension commitments.
⑪ Long term loans that act as capital under rules set out by the Financial Services Authority, our regulator. Banks need capital to support the activity of making loans and to provide protection to savings customers.
⑫ The investment of our shareholders in the business and the net profits retained by the Group from all previous financial periods.

Directors' report
Business review

The Board is committed to the ongoing sustainability of the business and has established comprehensive control and governance structures to ensure the risks faced by the Group are managed carefully.

Risk management and control

Introduction
Risk is inherent in the Group's business and activities. Our ability to identify, assess, monitor and manage each type of risk to which the Group is exposed is an important factor in our financial soundness, performance, reputation and future success. The principal risks which we face are credit risk, market risk, liquidity risk and operational risk. Our approach to risk management is built on formal governance processes, relies on individual responsibility and collective oversight and is informed by comprehensive reporting.

The sections below describe our approach to risk management. The first section covers the Group's risk governance structure and the second section explains the way in which we categorise risks, the types of risks that we face and their mitigation.

Risk governance
The responsibility for the overall framework of risk governance and management lies with the Board of Directors. The Board is responsible for determining risk strategy, setting the Group's risk appetite and ensuring that risk is monitored and controlled effectively. It is also responsible for establishing a clearly defined risk management structure with distinct roles and responsibilities. Within that structure, line managers are responsible for the identification, measurement and management of the risks within their areas of responsibility.

Independent monitoring of the risk management framework is provided by risk management specialists based in the Risk, Audit and Compliance functions.

In addition to individual responsibilities for risk management there is a structure of committees that, under authority delegated from the Board, have formal responsibility for defined aspects of risk management.

The roles and responsibilities of the risk management committees are set out in the following paragraphs. The relationships between these committees and the risk management functions are shown in the diagram below:


The Board
EXCO
ALCO
Credit Risk Committee
Group Risk Committee
Audit Committee
Group Finance Director
Director Group Risk, Audit & Compliance
Internal Audit
Operational Risk
Financial Risk
Group Compliance

Audit Committee
The Audit Committee is a non-executive committee that supports the Board in carrying out its responsibilities for financial reporting including accounting policies and in respect of internal control and risk assessment. The Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group.

Group Risk Committee ('GRC')
The Group Risk Committee is an executive risk governance committee. It supports the Group Chief Executive in ensuring that the Group's overall risk management framework is effective and that key risks are managed cost effectively and to an acceptable level.

Asset & Liability Management Committee ('ALCO')
ALCO is an executive committee, which monitors and manages the structure of the Group balance sheet and agrees strategy and policy adjustment where necessary. In addition ALCO optimises the Group's net interest income within the sensitivity limits established by the Board.

Credit Risk Committee ('CRC')
The CRC supports the GRC by advising on the Group's credit risk framework and reviewing, monitoring and recommending on all credit matters relating to credit exposures and credit risk management strategies.

All of the above committees have appropriate representation and support from the Group's Risk, Audit and Compliance functions.

Group risk
The role of Group Risk is to:
- develop a Group strategy, policy and framework for risk management aligned with business requirements;
- provide support to the business in the implementation of the framework;
- bring together analyses of risk concentrations and sensitivities across the business;
- act as a point of reference for risk and control matters, providing ad hoc advice to management, sharing best practice and carrying out special reviews as directed by GRC, ALCO and the Audit Committee; and
- provide an independent assessment/challenge of the business areas' risk management and profiles to ensure they are maintained in a robust manner.

Compliance
The role of Compliance is to:
- provide a focal point to co-ordinate communications and consultations with regulatory authorities;
- achieve high standards of compliance advice and risk-based compliance; according to agreed plans and standards;
- provide an effective compliance advisory and consultative service to the Group;
- carry out reviews of relevant business units employing quantified risk based monitoring techniques to monitor performance against the relevant rules, guidance, codes of conduct and the Group's internal policies and procedures, providing timely and objective reports of findings, agreeing appropriate corrective actions and monitoring implementation;
- oversee the compliance performance of the Group, keeping line management, GRC, the Audit Committee and the Board informed of the state of compliance standards measured against objective and published performance standards/indicators. Draw attention to areas of under-performance and improving or worsening trends and provide rapid alert to particular risks or failings; and
- escalate any unremedied compliance failings through line management and if necessary prompt effective enforcement measures.

Internal audit
We have contracted with Ernst & Young for them to provide internal audit services. The management of the internal audit function, however, remains firmly with Bradford & Bingley. The role of the function is to provide independent and objective assurance that the process for identifying, evaluating and managing significant risks faced by the Group is appropriate and effectively applied.

Specifically to:
- produce a formal, annual opinion on the adequacy and effectiveness of the control processes to the Audit Committee for submission to the Board. This is to agreed materiality thresholds and supports Turnbull requirements;
- report on a quarterly basis to the Board through the Audit Committee on the operation of the controls processes and management's progress in addressing issues identified;
- report to the Audit Committee upon the results of individual audits in the period. Internal Audit reports the issues emerging from, and findings of, each audit to relevant management and obtains their commitment to undertake appropriate remedial action; and
- review continually the appropriateness of the Group's risk profile and place appropriate reliance on the risk management process to minimise audit work.

Risk categorisation

The Group categorises risks under the following headings:

Credit risk
Credit risk is defined as the potential financial loss if a customer or counterparty fails to meet their obligations to us as they become due. Credit risk also arises through the downgrading of counterparties whose credit instruments the Group may be holding, causing the value of those assets to fall.

The taking of credit risk in order to earn a return is a central feature of the Group's business. Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent across most of the Group's activities. Adverse changes in the credit quality of borrowers or a general deterioration in UK economic conditions could affect the recoverability and value of the Group's assets and therefore its financial performance. As credit risk is the main risk to the Group, a credit risk framework has been established as part of the overall governance framework to measure, mitigate and manage credit risk within the Group's risk appetite.

The Group is exposed to a lesser degree to other forms of credit risk such as those arising from trading and settlement activities where the risk is a consequence of undertaking the activity rather than a driver for it.

The Group's credit risk framework is based on the allocation of the Group's residential and commercial lending into a series of four risk categories. These provide a sufficient level of detail to identify, monitor and manage the

Directors' report
Business review
Risk management and control continued

overall credit risk profile on a monthly basis. These categories are defined in relation to profitability, as follows:

- **Medium risk:** in the event of a markedly adverse economy, high levels of bad debts would result in profits being negligible or losses being incurred;
- **Medium/low risk:** a markedly adverse economy would cause substantial reductions in profitability, but profits would still be positive;
- **Low risk:** only modest reductions in profitability would be recorded even in the event of a markedly adverse economy;
- **Negligible risk:** these are loans which have low risk of default and, more importantly, such high levels of security that, even in a markedly adverse environment, it would not be expected that any bad debt loss would be incurred.

The assignment of loans to the different risk categories is based on an assessment of the relative risk of default and the strength of the underlying security (all residential and commercial lending is secured). The resulting risk profile is then projected forward based on planned advances, redemptions and seasoning and Board approved limits structured in line with the Group's risk appetite.

Within the Treasury banking book, counterparties are required to have a minimum long term credit rating of Moody's A2 or its equivalent or a minimum short term credit rating of Moody's P2 or equivalent. This reflects the Group's low tolerance to loss.

The Group also maintains a structured finance portfolio that comprises primarily investments in asset backed securities ('ABS'). The credit risk is driven by the quality of the underlying securitised assets which in turn drives the demand for, and therefore marketability of, the issues. To limit credit risk and concentrations, the maximum investment in ABS is capped at £4bn.

The Group is firmly committed to the management of credit risk in both its lending and wholesale money market activities. In its core lending activities, the Group employs sophisticated credit scoring, underwriting and fraud detection techniques that support sound credit decision making and work to minimise losses. A proactive approach to the identification and control of loan impairment is maintained in the Credit Risk Management and Credit Control areas with challenge and oversight provided by the Group Financial Risk function.

Lending policies and limits are reviewed and approved annually by the Board, with the associated credit risk processes defined centrally. The CRC ensures that any exposure to credit risk, significant changes in policy, or expansion into new areas of business remain within overall risk exposure levels as agreed by the Board. Authorised credit risk limits for wholesale money market counterparties reflect the size, depth and quality of a counterparty's capital base and, where published, credit ratings assigned by the major credit rating agencies. The policies and limits covering Treasury counterparty credit risk exposure are reviewed and approved annually by the Board.

In addition to the credit risk governance framework outlined above, the Group takes security for funds advanced and, whilst concentrated in the UK, manages the diversification of its portfolios through limits around individual counterparties, types of counterparty, industry and geographic regions.

Market risk

Market risk is defined as the potential adverse change in Group income or Group net worth arising from movements in interest rates, exchange rates or other market prices. Effective identification and management of market risk is essential for maintaining stable net interest income.

The Group did not have trading portfolios during the year and therefore the most significant form of market risk to which the Group is exposed is interest rate risk. This typically arises from mismatches between the repricing dates of the interest-bearing assets and liabilities on the Group's balance sheet, and from the investment profile of the Group's capital and reserves. Treasury is responsible for managing this exposure within the risk exposure limits set out in the Balance Sheet Management policy as approved by ALCO and the Board. This policy sets out the nature of the market risks that may be taken along with aggregate risk limits, and stipulates the procedures, instruments and controls to be used in managing market risk.

It is ALCO's responsibility to approve strategies for managing market risk exposures and ensuring that Treasury implements the strategies so that the exposures are managed within the Group's approved policy limits.

The Group assesses its exposure to interest rate movements using a number of techniques. However, there are two principal methods: a) a static framework that considers the impact on the current balance sheet of an immediate movement of interest rates, and b) a dynamic modelling framework that considers the projected change to both the balance sheet and product (mortgage and savings) rates over the following year under various interest rate scenarios. The results of these analyses are presented to senior management in order to identify, measure and manage the Group's exposure to interest rate risk. The Group has remained within all its interest rate risk exposure limits during the year.

Limits are placed on the sensitivity of the Group balance sheet to movements in interest rates. Exposures are reviewed as appropriate by senior management and the Board with a frequency between daily and monthly related to the granularity of the position. For example, the overall Group balance sheet interest rate risk exposure position is monitored monthly whilst several specific portfolios within the balance sheet are reviewed more frequently on a daily or weekly basis. This reflects the dynamics and materiality of the various portfolios.

Interest rate risk exposure is predominantly managed through the use of interest rate derivatives, principally interest rate swaps and interest rate futures contracts. Interest rate swaps are over-the-counter arrangements with highly rated banking counterparties, while futures contracts are transacted through regulated Futures Exchanges. The Group also uses asset and liability positions to naturally offset exposures wherever possible to minimise the costs and risks of arranging transactions external to the Group.

Foreign exchange risk

As the Group does not actively seek foreign exchange exposures, with the net exposure to foreign currencies relating primarily to net interest income streams denominated in the foreign currencies, the limit placed on this risk is small in relation to the Group's other risk exposures. This exposure limit and the small range of foreign currencies it is related to is set out in the Balance Sheet Management policy that is approved by ALCO and the Board.

The Group raises and invests funds in currencies other than sterling. Accordingly, foreign exchange risk arises from activities related to the Group managing borrowing costs and investment returns. As with interest rate risk, Treasury is responsible for managing this exposure within the limits as set out in the Group's policies.

Foreign currency exposure is measured daily by Treasury taking into consideration all non-sterling assets and liabilities. This exposure position broken down by individual foreign currency is then circulated to senior managers with an overall summary position provided to senior executives on a monthly basis.

Funds raised in foreign currency are generally converted to sterling using currency swaps. Residual foreign exchange risk is managed through the use of foreign exchange contracts. It is also managed by matching foreign currency denominated assets with liabilities denominated in the same foreign currency and vice versa.

The Group also has in place a number of standby liquidity facilities. These allow the Group to access funds in a range of currencies at short notice, although they are available principally to support the Group's activities raising funds in foreign currencies. These facilities have not been drawn upon during the year.

Liquidity risk
Liquidity risk is the risk that the Group, even if it has adequate capital, does not have sufficient funds to meet the Group's obligations as they fall due. A liquidity shortfall could be caused by many factors including the withdrawal of customer deposits, the drawdown of customer borrowings or growth of the balance sheet.

Liquidity risk management within the Group considers both the overall balance sheet structure and projected daily liquidity requirements, measuring the combined effect of asset and liability maturity mismatches across the Group and undrawn commitments and other contingent obligations.

The day-to-day management of liquidity is the responsibility of Treasury, which provides funding to, and takes surplus funds from, the Group as required.

Liquidity policy is approved by the Board and agreed within a framework established by the Financial Services Authority ('FSA'). The scope and nature of the Group's holdings of readily realisable liquid assets are always in excess of regulatory guidelines after allowing for the potential outflow of funds.

Liquidity risk is assessed by means of a framework that determines the appropriate level of liquidity available at short-notice in conjunction with a series of stress tests and scenario analyses. The framework and scenarios were developed in conjunction with Group Risk and approved by ALCO and the Board. Included within the scenarios are specific counterparty, Group and financial market events that might, but are unlikely to occur.

The parameters and scenarios selected were determined through a combination of historical data analysis and professional judgement to generate the most severe possible liquidity drain. The stress tests and scenario analyses also consider the time period over which the liquidity demands are most strong, typically one week but also up to three months.

On the basis of this framework and scenario analysis, the Group met its liquidity requirement throughout the year.

The liquidity risk framework is reviewed and approved by ALCO and the Board on an annual basis. Liquidity reporting is undertaken weekly and circulated to senior members of Group Risk and Group Finance.

The Group has a Contingency Liquidity Plan that is also approved by ALCO and the Board. This plan sets out the establishment of a Steering Committee comprising senior members of the Group executive that will direct and co-ordinate the Group's actions to maintain liquidity during extraordinary circumstances that materially disrupt normal operations. It sets out the responsibilities of various executives in such circumstances. The Steering Committee has not been formed during the year.

As noted earlier the Group has also arranged a number of standby liquidity facilities that are available to assist in the maintenance of liquidity levels. These are primarily used to support the Group's non-sterling activities, and are available in a range of currencies. These facilities have not been drawn upon during the year.

Operational risk
Operational risk is defined as the potential risk of financial loss or impairment to reputation resulting from inadequate or failed internal processes and systems, from the actions of people or from external events.

Major sources of operational risk include: outsourcing of operations, dependence on key suppliers, IT security, internal and external fraud, implementation of strategic change, regulatory non-compliance, for example, mis-selling, process errors and external threats such as the loss of a critical site.

The Group manages this risk through appropriate controls and loss mitigation actions, including insurance. These actions include a balance of policies, appropriate procedures and internal controls to ensure compliance with laws and regulations. At a detailed level, risk and control assurance is facilitated by Group Risk in conjunction with line managers on the risks and related control effectiveness within their areas of responsibility.

In addition, specialist support functions provide expertise in operational risk areas such as information security, health & safety, compliance, fraud management, security and business continuity management.

A process is in place for the recognition, capture, assessment analysis and reporting of risk events. This process is used to help identify where process and control requirements are needed to reduce the recurrence of risk events.

Social, Environmental and Ethical ('SEE') risks
Having identified the need to consider SEE risks within our risk management and control policies, our Group Strategy function now includes SEE risks on their monthly risk analysis.

Directors' report
Our Board

Our Board brings a wide range of banking and commercial experience to the Group.

Biographical details


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9


10

Group committees

The Board Directors serve on a number of committees and information about the Audit, Remuneration and Nominations Committees is included on page 19. In addition, Bradford & Bingley has other management committees that focus on day-to-day matters, including the Executive Committee. This Committee generally meets on a weekly basis and is the key collective decision making body with regard to the operational issues within the Group. The members of this Committee are the Executive Directors, Steven Crawshaw, Robert Dickie, Chris Gillespie and Chris Willford together with Roger Hattam (Managing Director Group Product and Marketing) and Mark Stevens (Managing Director, Strategy, Communications and HR). Information about the committees focused on the compliance and risk areas of our business is included on page 19.

1 Rod Kent
Chairman
Rod (age 59) joined the Board in September 2002 and became Chairman in November 2002. He was Managing Director of Close Brothers for 28 years, during which time he led the management buy-out in 1979 and took the company public in 1984; he has been a Non-executive Director of Close Brothers Group plc for four years and was appointed Chairman in November 2006. He is also Chairman of Grosvenor Limited, a Non-executive Director of Grosvenor Group Limited, Whitbread Group plc and a Trustee of The Esmee Fairbairn Foundation. He is Chairman of the Nominations Committee and a member of the Remuneration Committee.

2 Steven Crawshaw
Group Chief Executive
Steven (age 45) joined Bradford & Bingley Building Society from Lloyds TSB in 1999 as Flotation Director before he was appointed to the Board in January 2002 taking responsibility for Group Strategy, HR & IT. He became Managing Director, Lending in January 2003. He was appointed Group Chief Executive in March 2004. He is Deputy Chairman of the Council of Mortgage Lenders. He is a member of the Nominations Committee.

3 Chris Willford
Group Finance Director
Chris (age 44) was appointed to the Board as Group Finance Director in October 2005. He previously held senior finance roles at Abbey, Barclays Bank and British Airways. He is responsible for the finance, compliance, risk, audit, legal and company secretarial functions. From January 2007 as part of a larger change to operating responsibilities, he assumed responsibility for treasury and wholesale banking.

4 Robert Dickie
Group Operations Director
Robert (age 47) joined Bradford & Bingley in January 2003 and was appointed to the Board in August 2003. He joined from Zurich Financial Services Group (UK) Ltd where he was Managing Director, UK Enterprise. Prior to this, Robert held a variety of senior positions at National Australia Bank which he joined from Clydesdale Bank. He is responsible for the information technology, property and procurement, lending operations, savings operations, collections and recoveries and customer relations functions.

5 Chris Gillespie
Group Sales Director
Chris (age 43) joined Bradford & Bingley in March 2005 and was appointed to the Board in September 2005 as Group Lending Director to take responsibility for the lending activities in the residential and commercial property sectors and the treasury function. He previously held senior positions at Barclays Bank and HFC. From January 2007, as part of a larger change to operating responsibilities, he became Group Sales Director and all the distribution channels including branches, branch agencies, intermediaries, telephony and online were added to his portfolio. Responsibility for treasury functions passed to Chris Willford.

6 Nicholas Cosh
Non-executive Director
Nicholas (age 60) joined the Board of Bradford & Bingley Building Society in July 1999 and the plc Board in April 2000. He is a chartered accountant and was formerly Group Finance Director of a number of companies including JIB Group plc, MAI plc and Charterhouse Japhet plc. He is Chairman of Kiln plc and a Non-executive Director of ICAP plc and Hornby plc. He is a member of the Audit Committee and the Nominations Committee.

7 George Cox
Non-executive Director
George (age 66) joined the Board of Bradford & Bingley Building Society in March 2000 and the plc Board in April 2000. He is Chairman of the Design Council, a member of the Supervisory Board of Euronext NV and a Director of Short Brothers plc. Former appointments include Director General of the Institute of Directors, Chairman and Managing Director of Unisys Ltd, Chief Executive of P-E International plc, Non-executive Director of the London International Financial Futures Exchange (LIFFE) and Managing Director of Butler Cox plc. He received a knighthood in the Queen's birthday honours list in June 2005. He is Chairman of the Remuneration Committee, a member of the Nominations Committee and the recognised Senior Independent Director.

8 Stephen Webster
Non-executive Director
Stephen (age 54) joined the Board in May 2003. He is Group Finance Director of Wolseley plc, the building materials distribution company. He is a chartered accountant and was formerly a Partner at Price Waterhouse. He is Chairman of the Audit Committee and a member of the Nominations Committee.

9 Ian Cheshire
Non-executive Director
Ian (age 47) joined the Board in August 2003. He is Chief Executive of B&Q, part of the Kingfisher plc group. He has been an Executive Director of Kingfisher plc since June 2000 and prior to his appointment at B&Q was Chief Executive, International and Development. Since joining Kingfisher in 1998, he has been Group Director of Strategy & Development and from May 2000 Chief Executive of e-Kingfisher. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears. He was previously a Non-executive Director of Hit Entertainment. He is a member of the Audit Committee, the Remuneration Committee and the Nominations Committee.

10 Louise Patten
Non-executive Director
Louise (age 53) joined the Board in December 2003. She is currently Non-executive Chairman of Brixton plc and a Non-executive Director of Marks and Spencer Group plc as well as senior adviser to Bain & Co. She began her career at Citibank and remained in financial services until 1993, when she joined the management consultancy, Bain & Co, as a Partner. Her previous experience as a Non-executive Director includes the Hilton Group, Great Universal Stores and Somerfield. She is a member of the Remuneration Committee and Nominations Committee.

Governance

Corporate governance report continued

governance and other duties as required under the Financial Services and Markets Act 2000 and applicable regulations made under it. During 2006 the Committee led a reassessment of the provision of external audit services. Following a rigorous review of the services undertaken and a full tender process, the Board agreed the Committee's recommendation that KPMG should be re-appointed as the external auditor. The Committee reviewed its terms of reference and concluded that these were appropriate in respect of the duties undertaken. During the year the Committee reviewed its effectiveness and made a number of operational and process improvements.

The Audit Committee also considered the position of the auditors including any risk of conflict of interest. The Group recognises the importance of internal and external auditor independence and has adopted principles to safeguard this, as follows:

- the Group will continue to use the external auditors for non-audit work, where appropriate;
- the Group recognises the need for transparency around the services being provided and for a central independent overview. This is provided by the Audit Committee which monitors audit and non-audit fees paid; and
- there is an appropriate approval process for non-audit work to ensure the auditors' independence is not compromised.

The members of the Committee are Stephen Webster (Chairman), Ian Cheshire and Nicholas Cosh. The Board is satisfied that Mr Webster fulfils the Code requirement that at least one member of the Committee has recent and relevant financial experience.

The Remuneration Committee, during the year, reviewed the remuneration policy for the Group overall, and the salary, bonus and benefits arrangements for the Executive Directors and other members of the senior management team. Following changes to the Combined Code, it was agreed that Rod Kent would become a member of the Committee with effect from January 2007. The Committee also reviewed the grants and awards of schemes established by the Company.

The members of the Committee are George Cox (Chairman), Rod Kent, Ian Cheshire and Louise Patten.

For further information on remuneration see pages → 33-38

The Nominations Committee reviewed the composition of the Board. The Committee recommended Directors for re-appointment at the AGM and no Director took part in the discussions relating to their own re-appointment. The members of the Committee are Rod Kent (Chairman), Ian Cheshire, Nicholas Cosh, George Cox, Louise Patten, Stephen Webster and Steven Crawshaw.

Shareholder relations

The Company is committed to ongoing, transparent communication across the shareholder base, including institutional, private or employee shareholders. The Summary Financial Statement, which details key facts about the Group's performance, is distributed to those private shareholders who have requested it. All Annual Reports and AGM documents, announcements, presentations and press releases are available on our www.bbg.co.uk website. The Company engages in two-way communication with institutional shareholders, fund managers and analysts to discuss publicly available information on its strategy, performance and policies. The Board receives feedback on these communications from the Directors attending the meeting, and is also regularly apprised of comments from institutional shareholders and analysts so that all Directors can develop a balanced understanding of the issues and concerns of shareholders. The Chairman and Senior Independent Director are available to meet shareholders on request and will ensure that the Board is aware of any shareholder concerns not resolved through the usual investor communications routes. At each AGM there is a review of the Group's performance and the Board welcomes the opportunity to gather views and take questions from shareholders.

In connection with the AGM, the Company discloses the level of proxy voting (including for, against and votes withheld), proposes separate resolutions and has a policy that the committee chairmen should attend the Meeting. In addition, the Notice of the AGM and any related papers are sent out to arrive at least 20 business days before the Meeting to ensure that shareholders have sufficient time in which to consider the items of business.

Internal control

The Board is responsible for the Group's system of internal control. It seeks regular assurance to satisfy itself that the system is functioning effectively in managing risks in the

Board Meeting and Committee attendance 2006

The table below shows the attendance by Directors at the Board Meetings and at the principal committees of which they were members during the year. Director absences were the result of unavoidable diary clashes and, in all cases, were agreed with the Chairman in advance.

	Board	Audit Committee	Remuneration Committee	Nominations Committee
Rod Kent	9/9	-	-	2/2
Steven Crawshaw	9/9	-	-	2/2
Ian Cheshire	8/9	6/6	2/2	2/2
Nicholas Cosh	9/9	5/6	-	2/2
George Cox	7/9	-	2/2	2/2
Robert Dickie	9/9	-	-	-
Chris Gillespie	9/9	-	-	-
Louise Patten	9/9	-	2/2	2/2
Stephen Webster	8/9	6/6	-	2/2
Chris Willford	9/9	-	-	-

manner which it has approved. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

Throughout the year ended 31 December 2006 the Group has operated a system of internal control, which includes an ongoing risk management process for identifying, evaluating and managing the significant risks faced by the Group. During the year the Board has continued to review the effectiveness of the Group's system of financial and non-financial controls, including operational and compliance controls, risk management and the Group's highest level internal control arrangements.

In addition, as part of the process of preparing this statement, the Board has also performed its annual assessment of the effectiveness of internal controls. No significant weaknesses or failings in the system of internal controls were identified in this annual assessment. Management does however continually take actions to improve internal controls, either as a result of its own initiatives or in response to reports from Internal Audit and by other oversight review functions.

Changes in financial regulation continue within the industry, and the Group's risk management processes are kept under regular review to ensure that the Group responds appropriately both to actual and proposed regulatory changes.

The Group's management operate a risk management process, producing a Group-wide risk profile that identifies the Group's significant risks, the probability of those risks occurring and their impact should they occur, and has the prime responsibility for the design and operation of suitable controls and mitigating actions. The risk management process is complemented by a formalised reporting and escalation process for control issues. Internal audit has a key role in maintaining the control environment by providing independent assurance on the effectiveness of the Group's internal control systems. The GRC oversees the risk management process, considers the Group-wide risk profile regularly and receives monitoring reports to update it on progress.

For further information on risk see pages → 18-21

The Group is committed to developing and maintaining an appropriate risk management framework and culture with the aim of continuing to ensure that management understand the key risks that the business faces. This is achieved through an organisational structure with clear reporting lines and governed by appropriate business monitoring mechanisms, codes of conduct and policy statements.

The system of internal control has been in place throughout 2006 and up to the date of approval of the Annual Report & Accounts. It accords with the guidance from the Turnbull Committee. In reviewing the effectiveness of this system, the Board takes into account the work of the Audit Committee, which receives reports from the GRC on the Group's significant risks and how these are being managed. The Board also considers reports from internal audit, external audit, compliance and management on the system of internal control, adherence to regulatory requirements and material control weaknesses, if any, together with actions taken to address them. The Chairman of the Audit Committee reports on the outcome of each meeting to the Board, where appropriate, and the Board also receives minutes of these Committee meetings.

Going concern

The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Governance
Corporate social responsibility

Bradford & Bingley has continued to develop its Corporate Social Responsibility ('CSR') programme during 2006. In response to the Stern Review on the Economics of Climate Change published in October 2006, which states the benefits of strong early action on climate change, we became a CarbonNeutral® company on 1 January 2007, offsetting all our Carbon Dioxide ('CO_2') emissions.

Bradford & Bingley has also reduced its CO_2 emissions by 70% by switching to a renewable energy electricity contract.

We achieved our 2006 targets and have set challenging targets for 2007.

Bradford & Bingley believes in placing CSR at the heart of its business activities. We aim to conduct our business in a socially responsible manner in respect of the environment, staff, customers, shareholders and local communities.

We continue to structure our CSR reporting along the FORGE framework for CSR Management and Reporting for the Financial Services Sector. We report against the four major themes identified by FORGE as being those most relevant to financial services organisations – Marketplace, Workplace, Community and Environment. The FORGE Group is a consortium of financial institutions and involves the British Bankers' Association and the Association of British Insurers. (reference – www.abi.org.uk/forge)

Our CSR report, which is published separately, was again independently verified by Bureau Veritas.

Bradford & Bingley is a national member of Business in the Community and the London Benchmarking Group.

Bradford & Bingley continues to be a member of the FTSE4Good Index of socially responsible companies, and in 2006 we were proud to be named as one of the top 100 Companies That Count by the Sunday Times where we were ranked 52nd in the UK in the Business in the Community Corporate Responsibility Index, rising from 57th in 2005.

Bradford & Bingley was again awarded two "Big Ticks" in the Business in the Community Awards for Excellence for our work with Shelter and Business Action on Homelessness.

Mark Stevens, Managing Director, Strategy, Communications and HR, continues as the executive responsible for the Group's CSR programme.

Doing the right thing in the marketplace

Lending

Bradford & Bingley's residential lending activity focuses on a range of niche areas providing mortgages for individuals who need a more specialist product than those available in the mainstream mortgage market. The two main products are buy-to-let and self-cert.

2006 Goals

To develop and set targets for the KPIs of our CSR programme (Achieved)

To support the social and economic regeneration of West Yorkshire (Ongoing achievement)

To launch further product initiatives with a CSR element (Achieved)

To continue to increase staff involvement in our CSR programme (Achieved)

To continue to support Shelter's freephone housing advice line, increasing the number of calls to the helpline (Achieved)

2007 Targets

To lead a successful "Seeing is Believing" visit to Bradford

To incorporate financial literacy into our community investment schemes

To increase the number of staff using environmentally friendly transport schemes

To reduce the carbon footprint of the business

To actively seek feedback on our CSR programme

Buy-to-let

We are the market leaders in buy-to-let, accounting for around 20% of the market. All of our buy-to-let products offer flexible payment features as an integral part of the mortgage which enable people to overpay or underpay their mortgage or even take a payment holiday. This is part of our commitment to understanding our customers' needs and responding to changing lifestyles and employment patterns.

When looking at our purpose of building a better future, we can see that buy-to-let has increased the availability of rental housing stock in the UK, making it easier for people to find affordable decent housing. Bradford & Bingley's product range has been at the forefront of buy-to-let and we intend to keep our market leading position.

Self-cert

Our self-cert product range aims to help customers who are finding their employment patterns becoming increasingly more diverse and therefore do not fit the requirements of most mainstream high street lenders.

Self-employed customers make up almost 10% of the working population (source: Office of National Statistics) and multiple jobs or income sources and seasonal or short term contracts are common. Part-time working now accounts for 25% of the total labour force (source: Labour Force Survey).

It is these customers that our self-cert product range is designed to help. With the valuable underwriting experience that we have gained in specialist lending markets we are able to work with our customers to decide how much they can afford to borrow.

In addition to these specialist loans, Bradford & Bingley also has a portfolio of traditional residential mortgages, which are secured on UK residential property and are sold through our branch network.

For further information on our lending products see pages → 6-8

We also provide commercial property loans to corporate customers. These loans are secured on income-producing property or pre-let development schemes and to housing associations to purchase and renovate housing stock.

Bottom right:
Dr Mohammed Ali (OBE), Chief Executive of QED, at the House of Lords reception.

We provide loans to over 110 housing associations financing almost 100,000 social rented homes throughout the UK.

Savings
Bradford & Bingley's branch and third party network offers a competitive range of deposit based savings and investment products, backed up by online, post and telephone accounts.

In 2006, we partnered with the World Wildlife Fund for Nature (WWF) for our childrens savings accounts. Entitled "Save with the account that really saves" we featured the WWF logo and campaign material in our window displays and in branch, as well as providing WWF educational material to schools. For every new account opened, £1 was donated to WWF and the customer received a WWF fun pack.

We supported the account activity by selling pin badges at the counter and also participated in WWF's national fundraising campaign, Walk for Wildlife, by organising our own Bradford & Bingley Walk for Wildlife at Flamingo Land Animal Park, North Yorkshire. So far, WWF has received £28,000 from this campaign.


Rest easy
great rate for your kids savings
5.50%
Save
Save more than you think
Save more than you think

As well as selling mortgages and growing savings balances, the branch network also maintains and deepens relationships with our customers. To achieve this, Bradford & Bingley offers a wide choice of highly competitive products from a range of providers including general insurance, wealth and personal loan products, which are provided by third parties.

During 2006, Bradford & Bingley made a conscious decision to bring its increasing environmental agenda into the customer arena. We decided to launch a tree dedication product for our motor, travel and home insurance portfolio. Whilst not making the products completely CarbonNeutral®, each tree dedication would offset 0.8 tonnes of CO_2 and by working with the Carbon Neutral Company we gave our customers the chance to dedicate the tree and find out more about becoming CarbonNeutral® themselves. 30,000 trees were planted across the UK as a result of this campaign.

Investment guidelines
We primarily lend to individuals rather than businesses and so we do not incorporate ethical or environmental criteria over and above legal requirements, for example, not lending to bankrupts or not lending on properties without planning permission or clear legal title.

However, we do seek to be a responsible lender and ensure our credit checking identifies individuals who have the ability to repay the loans and not get into repayment difficulties. Also our mortgage products do not offer loan values based on unreasonable multiples of salary.

Doing the right thing in the workplace
Bradford & Bingley's employment practices continue to reflect the human rights standards enshrined in the United Nations Universal Declaration of Human Rights and the International Labour Organisation Conventions, and cover such items as minimum working age, working hours, health and safety and discrimination.

2006 has seen extra investment in training and development across Bradford & Bingley. In November 2006 we launched the Bradford & Bingley Academy, an in-house training facility to proactively work with people in both career and personal development. A new Development Manager was recruited and early in 2007 we will be recruiting a new Learning Manager to manage the external programmes we use such as the Young Enterprise Scheme.

A new performance management process has been launched and the use of personal development plans will help to identify the right people to attend courses at the Academy.

Our workforce should reflect the communities in which we live and work, and our employment practices help us to deliver on this goal. We promote diversity and equality across all aspects of working life and we believe it is important to share best practice and success. We provide the opportunity for all staff to develop their skills and knowledge and to enjoy fulfilling careers. Bradford & Bingley is a member of Employer's Forum on Disability and the Employers' Forum on Age. These organisations amongst others look at ways to promote awareness of disability, age, race and gender within the workplace.

Bradford & Bingley recognises that a diverse workforce gives the company a wider range of experiences and helps us to respond better to the needs of our customer base. We therefore take our commitment to diversity seriously and have a named Board Director, Robert Dickie, responsible for diversity issues and reporting.



Governance

Corporate social responsibility continued

Women occupy 47% of management roles (2005: 45%) and 35% of senior management roles (2005: 24%) within the Group.

Ethnic minorities occupy 5% of management roles (2005: 5%) and 6% of senior management roles (2005: 6%). 10% of the total workforce are from ethnic minorities, a figure that is representative of the UK workforce as a whole (2005: 10%).

Bradford & Bingley's main partner in incorporating diversity across the business is Quest for Economic Development ('QED') which is a Bradford based organisation set up to support the South Asian community within the UK. However, since its inception in 1990 QED has itself diversified to work with many FTSE100 companies and Government departments to promote the benefits of diversity within the workplace.

We are also concerned about the health and wellbeing of our employees, recognising that this is vital to our business. We have comprehensive policies agreed with the recognised staff union ('UBAC') on Flexible Working and Fair Treatment at Work. We continue to offer the confidential counselling service, provided free of charge to employees and their families, to enable discussion of any issue affecting their lives at work or at home.

Our Flexible Working Policy is available to all staff, not just those with children under six or disabled children under eighteen, which is the legal requirement. For Bradford & Bingley, flexible working incorporates a wide variety of working practices and can be any working pattern other than the normal working pattern.

The laws on Age Discrimination changed on 1 October 2006 and during the year we carried out a Group wide training programme to educate staff about the new legislation. Teams from our Human Resources department briefed all senior managers directly.

We have reviewed our recruitment procedures to ensure that age is not a criteria and to ensure that job advertisements, job descriptions and interview questions are still relevant. The standard retirement age remains at 65 for Bradford & Bingley employees but we will consider requests from staff to work beyond that age.

Bradford & Bingley was awarded the "Two Ticks" symbol by the Employment Service in June 1995. This publicises our commitment to people with disabilities. Using the "Two Ticks" symbol means we are working towards the guidelines in the Employment Service Code of Good Practice on the Employment of Disabled People.

The symbol is used in our job advertisements and on our job application form to make it clear to potential applicants with a disability that we welcome their application on the basis of their abilities and we will interview all applicants with a disability who meet the minimum criteria for the role.

We carry out staff surveys on an annual basis and the staff survey carried out in September 2005 showed that whilst staff were very satisfied with the co-operation and understanding within their immediate teams there was less satisfaction when asked how they felt other departments worked with them.

In order to address this we have worked hard on a Culture & Values programme which launched in May 2006.

In December we ran the staff survey again but in addition to reporting on the Group level results we have taken care to include feedback to managers on their own teams as well.

We continue to encourage employees to benefit from the Group's success through share schemes. Currently, 35% of employees hold at least one Sharesave account (2005: 39%), enabling them to save to buy Bradford & Bingley shares.

We review our Health & Safety Policy Statement annually at Board level and the latest update was in May 2006. A full copy was issued to every branch and department. In support of these objectives Bradford & Bingley recognises that all staff must participate in achieving a positive health and safety culture, and as such has clearly identified duties and responsibilities across the Group.

Robert Dickie, Group Operations Director, is the nominated member of the Board of Directors responsible for Health & Safety and chairs the Group Health & Safety Committee.

Staff survey results are aggregated to provide the overall satisfaction score presented on page 11. Some of the individual survey questions, and the results in the latest survey are set out below.


Strongly agree
Disagree
Agree
Strongly disagree
Q. At Bradford & Bingley there is an atmosphere of trust
10%
60%
26%
4%
Q. Morale is high at Bradford & Bingley
6%
52%
37%
5%
Q. I'm proud to work for Bradford & Bingley
23%
66%
10%
1%
Q. In the past year, Bradford & Bingley has changed for the better
21%
60%
16%
3%
Q. Bradford & Bingley is a good place to work
19%
70%
10%
1%
Q. I would recommend working at Bradford & Bingley to a friend
19%
61%
17%
3%

Top left:
Left to right Richard Wixey (Bradford Council), Yvonne Fairfax (Bradford Council), John Hamilton (Bradford & Bingley) and Robert Dickie (Bradford & Bingley) sign the Lead Authority Partnership agreement.

Top right:
Adam Sampson, Chief Executive, Shelter and Steven Crawshaw, Group Chief Executive, Bradford & Bingley at the Shelter House of Lords reception.



In addition, Bradford & Bingley operates a dedicated Health & Safety Advice Line for any member of staff to request information or advice from the Health & Safety Team. This is accessible by telephone, fax or email.

One of the most significant risks associated with the Group's operations, is the safety and health risks associated with bank raids. Thankfully these events are rare and have significantly decreased in recent years. In 1998 Bradford & Bingley suffered 38 raids and in 2006 we suffered only 6 (2005: 3).

One of the main reasons for this decrease is the Group's ongoing work on improving its security measures. The Group is a member of the Raid-control Trust, a crime reduction initiative that aims to raise security standards in retail premises thereby reducing the potential for robbery and creating safer working environments.

One of the challenges in operating a national branch network is ensuring that health and safety is managed consistently across all of our branches. This is further complicated by the fact that the local authority for each branch is the "enforcing authority" for health and safety legislation rather than any national organisation.

In recognition of this, the Group signed a Lead Authority Partnership with Bradford District Council in September 2006. The Lead Authority Partnership Scheme ('LAPS') sets out to raise the standard of health and safety management in a business by partnering with one local authority.

Doing the right thing in the community
During 2006, Bradford & Bingley grew its community programme by 27% to £1,687,011 (2005: £1,320,612) as we continued our investment into the communities in which we live and work. This is the sixth consecutive year we have invested over £1 million and the first time we have invested in excess of £1.5 million.

We believe it is important to have a community programme that is relevant to Bradford & Bingley as a business and so we continue to have "preventing and alleviating the causes of homelessness" as our main corporate area of support. However, in 2007 we shall be expanding our corporate aims to include financial literacy as a secondary corporate area of support.

Bradford & Bingley also invests heavily in the West Yorkshire region, specifically in Bradford and the Aire Valley where its Head Office is based. We support a wider range of community projects in West Yorkshire, including a number of grass roots and community sports projects run by the major professional sports clubs in the area.

Supporting our staff is also important to us and so we have two schemes that are available to our staff across the country to support their choice of charities – matched fundraising and matched payroll giving.

Preventing and alleviating the causes of homelessness
2006 was our tenth anniversary of working with Shelter, the UK's national campaigning charity for homeless and badly housed people. Bradford & Bingley supports Shelter's freephone housing advice line which is integral to their aim of providing the most effective and efficient solutions possible for homeless and badly housed people.

Bradford & Bingley is a national member of Business Action on Homelessness ('BAOH'). This is a unique partnership between leading businesses, homelessness agencies and the Government which aims to break the vicious cycle of no job, no home, through helping homeless people to find employment and achieve independent living. Steven Crawshaw, Bradford & Bingley's Group Chief Executive, sits on the BAOH executive forum.



Employee involvement and support of charities across West Yorkshire
Each year staff in our head office buildings in Bingley and Crossflatts vote on a staff charity to support for the year. For 2006, Manorlands Hospice, a Sue Ryder Care home in Keighley was chosen and staff raised £11,500.

The Community Action Team, staff volunteers from across all functions of the business and a representative from the Community Affairs team has used funds to specifically support local communities. They meet monthly to consider requests from local charities and community groups and make small grants of about £690 on average. During 2006, 36 charities received funding in the Bingley area.

Bradford & Bingley continues to support employee involvement in particular through supporting their fundraising activities. All employees are able to apply for funds to match their own fundraising efforts for charity in a scheme which matches the first £250 of funds raised per employee. During the year 106 employees received matching (2005: 85), totalling £23,084 (2005: £19,151). This has been driven by increased internal promotional activities, including presentations to all the Group's branch managers.

Bradford & Bingley also matches employee donations through the payroll-giving programme, Give As You Earn and 8.5% of our workforce donate via this scheme (2005: 9.6%). We have seen average monthly amounts donated rise to £23.84 (2005: £21.20) whilst as a Group, Bradford & Bingley matched £78,675 of employee donations (2005: £74,268).

Governance

Corporate social responsibility continued

Doing the right thing in the environment
Bradford & Bingley has been committed to reducing its environmental impact for a number of years and in previous reports we have detailed how eight departments across the Group have become CarbonNeutral®. We continued to work with the Carbon Neutral Company in 2006 and are proud to announce that from 1 January 2007 the whole of the Bradford & Bingley Group become CarbonNeutral®.

In addition to offsetting our carbon emissions, we have also committed to reducing total carbon emissions across the business and this year we switched our electricity contract to renewable energy, thus reducing our ongoing carbon emissions by 70%. The renewable energy comes from a mix of wind, solar and biomass sources and, although it comes at a cost premium, it is exempt from the Climate Change Levy thus making the switch a sensible financial decision as well as a CSR decision.

We continue to develop our Environmental Key Performance Indicators and Targets and have based those indicators on the Reporting Guidelines for UK Business published by the Department of Environment, Food & Rural Affairs (2005).

To demonstrate our commitment to disclosure of our CSR programme, Bradford & Bingley publishes feedback from the Corporate Responsibility Index on our www.bbg.co.uk website.

Bradford & Bingley produces a separate CSR Report which is available on our website, www.bbg.co.uk or on request to csr@bbg.co.uk. Alternatively, please write to CSR Department, Bradford & Bingley, 64 New Street, Birmingham B2 4DU to request a printed copy.

This is a summary of the full CSR report. For more details, please refer to the full report which includes a much larger range of key performance indicators than is possible to include in this summary.

Analysis of workforce by percentage

	2006	2005	2004	2003	2002
Women (overall)	**66%**	65%	65%	61%	68%
Women (management)	**47%**	45%	44%	36%	33%
Ethnic minorities	**10%**	10%	11%	13%	9%
Value of training	**£3.3m**	£1.5m	£1.6m	£7.2m	£7.0m
Value of training per staff member	**£1,021**	£492	£501	£929	£903
Percentage of staff represented by recognised trade union ('UBAC')	**45%**	52%	46%	40%	39%
Percentage of staff participating in Sharesave scheme	**35%**	39%	52%	52%	51%

Community investment

	2006	2005	2004	2003	2002
Total Community Investment Programme	**£1,687,011**	£1,320,612	£1,295,639	£1,024,077	£1,207,332
Total Community Investment Programme as a percentage of pre-tax profit	**0.50%**	0.43%	0.46%	0.39%	0.51%
Total Community Investment Programme spend per employee	**£512**	£433	£406	£132	£156
Position in the Business in the Community Corporate Responsibility Index	**52nd**	57th	-	-	-
Percentage score in the Business in the Community Corporate Responsibility Index	**89%**	84%	69%	58%	-

Energy consumption

	2006	2005	2004	2003	2002
Tonnes CO_2 generated	**6,640 tonnes**	9,081 tonnes	9,190 tonnes	14,021 tonnes	13,405 tonnes
Tonnes CO_2 generated per employee	**2.06 tonnes**	2.98 tonnes	2.88 tonnes	1.81 tonnes	1.73 tonnes
Water usage per employee	**12m³**	14m³	14 m³	9 m³	9 m³
Position in the Business in the Environment Index	**70th**	108th	153rd	120th	169th
Percentage score in the Business in the Environment Index	**87%**	77%	62%	61%	34%

Governance

Directors' remuneration report

The following report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 (the 'Regulations', now contained in Schedule 7A to the Companies Act 1985) and approved by the Board for agreement with the shareholders.

The Remuneration Committee

The role of the Remuneration Committee (the 'Committee') is to assist the Board in the development and application of remuneration policy for the Chairman, the Group Chief Executive, Executive Directors and certain senior executives. The Committee also reviews and approves the overall remuneration policy for all staff. The belief is that neither Directors' remuneration nor staff pay can be considered in isolation from one another.

The overall aim of the Committee is to ensure that the Group has remuneration policies which attract and retain the right executives and staff. These policies are designed to incentivise them to deliver strong performance in pursuit of the Group's plans and objectives. The Committee regularly reviews arrangements and incentives to ensure that they remain effective and appropriate to the Group's circumstances and prospects and to monitor the level of potential awards.

The terms of reference of the Committee are available on the www.bbg.co.uk website and from the Registered Office on request.

For the Registered Office details see the back cover

Committee membership

The Committee is composed entirely of independent Non-executive Directors, as detailed in the table below:

George Cox (Chairman)	All year
Ian Cheshire	All year
Louise Patten	All year

George Cox was appointed chairman of the Committee in November 2003. The Chairman, Rod Kent, and the Group Chief Executive, Steven Crawshaw, are normally invited to attend Committee meetings for those items other than their own arrangements. In addition, the General Manager, Human Resources, is also available to provide advice.

As a result of recent changes in the Combined Code it has been agreed that Rod Kent will be a member of the Committee with effect from January 2007.

For further information on attendance at meetings see page → 26

Advisers

Towers Perrin provides external advice to the Board and the Committee on executive compensation levels, structure and design, and also provides services to the Group on employee reward, retirement and administration. Mercer Human Resource Consulting are appointed as actuaries to the Company's pension scheme and provide advice on our pension arrangements. Watson Wyatt Consultants provide advice to the Committee on pensions issues. The Monks Partnership is the Committee's appointed independent adviser and provides no other services to the Group.

Remuneration policy

The Committee considers total remuneration to be the true measure of reward and seeks to provide median remuneration for on-target performance, with the potential to achieve upper quartile remuneration for outstanding performance. Total remuneration for executives, therefore, is geared heavily towards performance.

The remuneration package comprises two main components:

- fixed pay: base salary and benefits including pension; and
- variable pay: short-term incentives delivered in the form of cash and deferred shares, and a long-term incentive in the form of matching shares, delivered through a single scheme, the Executive Incentive Plan ('EIP').

Overview of remuneration structure

The relative importance of performance and non-performance related elements of remuneration for the purposes of the Regulations has been determined using target levels of short term cash and deferred shares and the expected present value of matching shares. The value of pensions has again been excluded from the calculations, as these values can vary significantly from year to year and from person to person.

The graph below illustrates, at target performance levels, where matching shares commence to vest 49% of the total remuneration package is dependent on performance. Similarly, for maximum performance, the variable pay element accounts for three-quarters of the total package.

Going forward, therefore, the main remuneration principles are to:

- provide Executive Directors and senior executives with competitive levels of total remuneration with respect to comparable companies in the UK financial services sector; and
- provide share-based incentive plans that facilitate Executive Directors to build a significant stake in the Company and keep a balance between short and long-term focus.

The following sections of this report address the current elements of executive remuneration, executive benefits including pensions, contracts and variable pay plans open to all employees.

Total remuneration is highly performance dependent


TOTAL REMUNERATION
Long-term EIP element*
39%
19%
30%
33%
Reward
Base salary
51%
28%
Minimum
Target
Maximum
Performance

*Please note that this is calculated using expected values NOT face values

Governance

Governance
Directors' remuneration report continued

Current elements of remuneration

Base salary
Base salaries for Executive Directors are reviewed annually in April when consideration of wider remuneration and employment factors elsewhere in the Company is also taken into account. Base salary is the only element of pay that is pensionable.

The Executive Incentive Plan
The EIP was introduced with shareholders' approval in 2004 that encompasses both annual and three-year performance. The EIP applies to those individuals whose personal performance has a significant impact on the Group's results, namely the Executive Directors and certain other senior executives. In 2006 there were 17 participants in total.

Short-term performance component
Under the EIP, the short-term component is composed of two parts.

Under the first part, a performance-related reward element with an "on-target" payout of 30% of base salary and a maximum of 60% of base salary can be paid in cash as a result of the achievement of pre-determined short-term performance measures during the year.

The second part consists of an equivalent amount of deferred shares, which will form a stake in the longer-term future of the Company. These shares do not vest for three years and if a participant leaves the Company in the interim they lose their automatic right to the shares.

The performance measures are reviewed annually to ensure they are appropriate to the current market conditions and the Company's goals and priorities. The criteria and performance levels are set at the start of each year. Once set, they are not normally adjusted during the year and, in fact, no changes were made over the course of the past financial year.

The measures selected for 2006 were Group underlying profit before tax and a set of business related personal objectives for each executive. Targets were equally weighted between Group underlying profit before tax and personal objectives. The latter embraced both financial and non-financial goals.

Performance related payments earned for the past year totalled on average 47.5% of annual salary in cash and 47.5% of annual salary in deferred shares. The value of the deferred shares element will be disclosed at the time of vesting in the relevant report.

In 2006 a modified version of the plan was introduced, widening the coverage to include a further 20 participants. The "EIP II plan" as it is known, is based on the same principles as EIP, albeit that the performance-related payment is lower, with an "on-target" payout of 20% of base salary, and a maximum payout of 40%.

	Purpose	Performance measure
Base salary	• Positions the role and the individual fairly within the market for executive talent	• Individual contribution and sustained value in the market
Short-term EIP	• Provides focus on the delivery of the financial targets set out in the annual budget • Motivates the achievement of strategic annual goals/milestones	• Group performance • Key personal objectives
Deferred and matching EIP shares	• Encourages personal shareholding • Reflects sustained delivery of earnings growth • Supports long term creation of shareholder value • Acts as a retention tool	• Underlying EPS growth on matching shares

Long-term performance component
If the Company performs strongly during the three-year deferral period, participants will be entitled to an additional award of matching performance shares. The performance conditions determining the level of match to be applied to the shares relating to 2006 performance will be as follows:

Compound underlying EPS growth	Share match
< RPI + 3% pa	Nothing
= RPI + 3% pa	1 x match
= RPI + 5% pa	2 x match
= RPI + 8% pa	3 x match (upper limit)

Matching is calculated on a pro-rata basis between the above points as the simplest and fairest method of calculating matching awards. EPS growth was chosen as the performance measure as something for which the executives can be held accountable and which doesn't reflect the vagaries of the market, though of course the value of those shares will be dependent on the share price at the time.

The maximum number of matching shares will be three matching performance shares for each deferred share.

On change in control of the Company participants' deferred shares are released in full. In addition, matching performance shares are also released but pro-rated on the basis of (i) the proportion of the performance period that has elapsed; and (ii) the extent to which the Committee considers the performance conditions would have been met had the performance period run its full term.

Pensions and other benefits
Following a review of pension provision for Executive Directors, Steven Crawshaw and Robert Dickie agreed to cease future pensions accrual with effect from 5 July 2006.

Up to this date they had accrued a pension based on one fortieth of basic salary over the previous twelve months for each year of pensionable service prior to 1 January 2002 (upto 31 July 2003 for Robert Dickie), and one thirtieth thereafter. This had been partly provided through the Staff Pension Scheme, with the balance funded directly by the employer.

A payment of £2.2m has been made by the Company to the Staff Pension Scheme to consolidate their full accrued pension benefits within the Staff Pension Scheme. A new category of deferred member has been established within the Staff Pension Scheme for Steven Crawshaw and Robert Dickie to ensure that their accrued benefits increase each year in line with their basic salaries up to retirement or death. In recognition of the value of the benefits being relinquished, they now receive a salary supplement of 30% of basic salary. The lump sum life cover levels for Steven Crawshaw and Robert Dickie have also been increased by an amount calculated as being sufficient to replace the spouses' pensions that have also been relinquished.

Chris Gillespie participates in the Company's Defined Contribution pension scheme to which the Company contributes 15% and the participant 3% of basic salary.

Chris Willford does not participate in any of the Company pension schemes and receives a salary supplement of 20% of his basic salary instead.

Both of the Company's pension schemes provide a lump sum death-in-service benefit of the higher of four times basic salary or four times earnings in the previous tax year, together with spouses' or dependants' pensions. Steven Crawshaw has additional four times cover, and Robert Dickie has an extra two and a half times cover to replace spouses' pensions.

In line with typical market practice, executive benefits are provided in the form of a company car (or cash allowance), housing allowance, private medical insurance and permanent disability and accident insurance.

Contracts

Group policy is to employ Executive Directors on one-year rolling contracts (that expire at their respective normal retirement ages) although, on recruitment, longer initial terms may be approved by the Remuneration Committee covering a transition period. The principle applied on termination is that all legal and contractual arrangements are met, with no additional payments. Executive Directors receive a maximum of 12 months' basic salary and other contractual benefits in the event of the Company terminating their contract without notice for any reason other than gross misconduct (when there will be no compensation). There are no special provisions relating to termination of employment following a change in control of the Group.

For further information on Directors' service contracts and notice periods see page → 37

Employee share plan

The Company continues to encourage wider share ownership through the use of a savings related share purchase scheme in which approximately 35% of its employees (including Executive Directors) were participants.

Chairman and Non-executive Directors' fees

Fee levels for the Chairman are determined by the Remuneration Committee with reference to a similar peer group used for Executive Directors and other senior executives. Consistent with current best practice, the Chairman is not eligible to participate in any form of performance-related incentive plan.

Fee levels for the Non-executive Directors are determined by a committee, the current membership being the Chairman, the Group Chief Executive and the Group Finance Director. Towers Perrin provides independent advice on best practice and market fee levels, taking into account the responsibilities and time commitment of each Non-executive Director. Fee levels were reviewed in 2006 and increased with effect from 1 January 2007.

The Non-executive Directors do not participate in any incentive arrangements and none of them has a service contract. Each receives a letter of engagement indicating that their initial term of appointment will be three years. Non-executive Directors do not receive any other benefits.

Non-executive directorships

Executive Directors who hold non-executive directorships in other companies are permitted to retain their earnings from these posts.

Currently none of the Company's Executive Directors hold paid non-executive appointments elsewhere.

Bradford & Bingley is currently a constituent member of the FTSE 100 Index. The graph below therefore shows Bradford & Bingley's Total shareholder return ('TSR') compared with the companies comprising the FTSE 100 Index for the past five years.

Compliance

This report sets out the framework of our remuneration policies and the tables show how this framework is applied to each individual Director in the year under review. The tables on pages 36 to 38 have been audited in compliance with the Regulations.

Governance

Historical TSR performance growth in the value of a hypothetical £100 holding over the period 31 December 2001 – 2006 FTSE 100 comparison based on spot values


£240
£220
£200
£180
£160
£140
£120
£100
£80
£60
Value of hypothetical £100 holding
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Date
FTSE 100
Bradford & Bingley

Governance

Directors' remuneration report continued

Directors' executive incentive plan

	At 31 Dec 2005	Deferred shares awarded in year	Vested	Lapsed	At 31 Dec 2006	Award value (p) per share	Performance period ends	Vesting date	Performance conditions for matching shares	Market price on vesting (p)	Date of vesting
Steven Crawshaw	54,752	-	-	-	**54,752**	323.00	Dec-07	Mar-08	EPS growth	-	-
		61,338	-	-	**61,338**	470.75	Dec-08	Feb-09	EPS growth	-	-
Robert Dickie	31,026	-	-	-	**31,026**	323.00	Dec-07	Mar-08	EPS growth	-	-
		23,791	-	-	**23,791**	470.75	Dec-08	Feb-09	EPS growth	-	-
Chris Gillespie	0	24,783	-	-	**24,783**	470.75	Dec-08	Feb-09	EPS growth	-	-
Chris Willford	0	32,926	-	-	**32,926**	470.75	Dec-08	Feb-09	EPS growth	-	-

Notes
Deferred shares will vest at the end of the three year period. Matching shares will be added subject to the achievement of EPS growth equivalent to RPI plus 3 - 8%. The maximum matching share multiple will be three times the deferred amount of shares. For a description see the Directors' Remuneration Report on page 34.

Directors' performance share plan awards

	At 31 Dec 2005	Awarded in year	Vested	Lapsed	At 31 Dec 2006	Award value (p) per share	Performance period ends	Vesting date	Performance conditions	Market price on vesting (p)	Date of vesting
Steven Crawshaw											
	81,656	-	40,501	41,155	**0**	281.67	Dec-05	Feb-06	Standard	468.07	6-Mar-06
	81,655	-	16,331	65,324	**0**	281.67	Dec-05	Feb-06	Stretch	468.07	6-Mar-06
	84,990	-	-	-	**84,990**	305.92	Dec-06	Feb-07	Standard		
	84,989	-	-	-	**84,989**	305.92	Dec-06	Feb-07	Stretch		
Robert Dickie											
	81,656	-	40,501	41,155	**0**	281.67	Dec-05	Feb-06	Standard	468.07	6-Mar-06
	81,655	-	16,331	65,324	**0**	281.67	Dec-05	Feb-06	Stretch	468.07	6-Mar-06
	80,904	-	-	-	**80,904**	305.92	Dec-06	Feb-07	Standard		
	80,903	-	-	-	**80,903**	305.92	Dec-06	Feb-07	Stretch		

Notes
Performance Share Plan awards are subject to the achievement of a performance criterion which measures the Company's TSR against a peer group of companies. Awards in respect of 2003 had a percentage vesting of 49.6% under the standard performance criterion and 20.0% under the stretch criterion. The performance period for the 2004 allocation made under the 2001 Performance Share Plan ended on 31 December 2006. Full details concerning any shares released to Executive Directors in 2007 will be contained in the Annual Report & Accounts for 2007. No Performance Share Plan awards have been made since 2004.

On 31 December 2006 the closing mid market price of ordinary shares in Bradford & Bingley plc was 470.25p and the range during the year to 31 December 2006 was 400.25p to 536.00p.

Approved by the Board on 12 February 2007 and signed on its behalf by:

George Cox
Chairman of the Remuneration Committee

Governance
Statement of Directors' responsibilities

Statement of Directors' Responsibilities in respect of the Annual Report & Accounts and the Financial Statements
The Directors are responsible for preparing the Annual Report & Accounts and the Group and parent Company Financial Statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company Financial Statements for each financial year. Under that law they are required to prepare the Group Financial Statements in accordance with IFRS as adopted by the European Union (the 'EU') and have elected to prepare the Company Financial Statements on the same basis.

The Group and Company Financial Statements are required by law and IFRS as adopted by the EU to present fairly the financial position of the Group and the Company and the performance of the Group for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company Financial Statements, the Directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the Financial Statements have been prepared in accordance with IFRS as adopted by the EU; and
- prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its Financial Statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and a Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Steven Crawshaw
Group Chief Executive
12 February 2007

The accounts

Independent Auditor's report to the members of Bradford & Bingley plc

We have audited the Group and parent Company Financial Statements ('the Financial Statements') of Bradford & Bingley plc for the year ended 31 December 2006 which comprise the Group Income Statement, the Group and Company Balance Sheets, the Group and Company Statements of Recognised Income and Expense, the Group and Company Cash Flow Statements and related notes. These Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report on pages 36 to 38.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report & Accounts, the Directors' Remuneration Report and the Financial Statements in accordance with applicable law and International Financial Reporting Standards ('IFRS') as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 39.

Our responsibility is to audit the Financial Statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Financial Statements, Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report & Accounts and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group Financial Statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the Company Financial Statements give a true and fair view, in accordance with IFRS as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2006; and
- the Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Financial Statements, Article 4 of the IAS Regulation.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Leeds

12 February 2007

Consolidated Income Statement
For the year ended 31 December

	Note	2006 £m	2005 £m
Interest receivable and similar income		**2,383.0**	2,136.1
Interest expense and similar charges		**(1,872.8)**	(1,666.8)
Net interest income	3	**510.2**	469.3
Fee and commission income		**91.7**	92.3
Gains less losses on sale of debt securities		**2.1**	1.8
Fair value movements on financial instruments		**0.2**	1.1
Other operating income		**5.2**	8.0
Net operating income		**609.4**	572.5
Administrative expenses			
- Ongoing	4	**(271.6)**	(264.8)
- Compensation	4	**(89.4)**	(38.7)
- Restructuring	4	**-**	(7.9)
Loan impairment loss	13	**(7.4)**	(5.7)
Non-operating income		**5.7**	8.1
Profit before taxation		**246.7**	263.5
Taxation	7	**(69.0)**	(74.7)
Profit for the financial year		**177.7**	188.8
Attributable to equity shareholders		**177.7**	188.8
Earnings per share			
- Basic	10	**28.2p**	30.1p
- Diluted	10	**28.1p**	30.0p

The notes on pages 46 to 81 form part of these Financial Statements.
The Company's profit after tax for the financial year was £151.4m (2005: £160.8m). As permitted by Section 230 of the Companies Act 1985, the Company's Income Statement has not been presented in these Financial Statements.

Balance Sheets
As at 31 December

	Note	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Assets					
Cash and balances at central banks		**202.6**	49.6	**202.6**	49.2
Loans and advances to banks	11	**3,301.4**	3,204.7	**2,413.5**	2,315.5
Loans and advances to customers	12	**36,131.7**	31,127.1	**41,895.5**	32,626.6
Fair value adjustments on portfolio hedging		**(70.4)**	155.0	**(70.4)**	155.0
Debt securities	15	**5,299.9**	5,724.0	**4,840.9**	5,163.5
Derivative financial instruments	38	**291.0**	262.8	**278.2**	200.0
Prepayments and accrued income	16	**25.0**	33.6	**20.4**	40.6
Shares in Group undertakings	17	**-**	-	**543.7**	557.6
Other assets	18	**21.3**	115.3	**19.9**	104.6
Deferred tax asset	8	**5.7**	27.7	**8.0**	24.2
Property, plant and equipment	19	**90.8**	92.9	**79.5**	81.3
Intangible assets	20	**55.2**	47.5	**21.9**	13.7
Total assets		**45,354.2**	40,840.2	**50,253.7**	41,331.8
Liabilities					
Deposits by banks	21	**1,512.4**	1,721.6	**885.8**	1,009.2
Customer accounts	22	**22,201.0**	21,050.1	**34,542.8**	26,783.5
Derivative financial instruments	38	**493.4**	331.1	**408.8**	341.4
Debt securities in issue	23	**17,841.3**	14,577.6	**11,246.5**	10,181.1
Other liabilities	24	**115.6**	140.8	**107.9**	129.8
Accruals and deferred income	25	**84.4**	128.2	**84.1**	104.6
Current tax liabilities		**96.0**	64.4	**48.9**	10.4
Post-retirement benefit obligations	26	**83.2**	112.2	**83.2**	112.2
Provisions	27	**94.8**	34.9	**94.8**	34.9
Subordinated liabilities	28	**1,247.0**	1,164.7	**1,561.8**	1,489.0
Other capital instruments	29	**165.2**	174.3	**-**	-
Total liabilities		**43,934.3**	39,499.9	**49,064.6**	40,196.1
Equity					
Capital and reserves attributable to equity holders					
- Share capital	30, 31	**158.6**	158.6	**158.6**	158.6
- Share premium reserve	31	**4.9**	4.9	**4.9**	4.9
- Capital redemption reserve	31	**25.0**	25.0	**25.0**	25.0
- Other reserves	31	**19.1**	22.0	**19.2**	22.0
- Retained earnings	31	**1,212.3**	1,129.8	**981.4**	925.2
Total attributable equity		**1,419.9**	1,340.3	**1,189.1**	1,135.7
Total equity and liabilities		**45,354.2**	40,840.2	**50,253.7**	41,331.8

The notes on pages 46 to 81 form part of these Financial Statements.

The Financial Statements were approved by the Board of Directors and authorised for issue on 12 February 2007 and signed on its behalf by:

Steven Crawshaw
Group Chief Executive

Chris Willford
Group Finance Director

Statements of Recognised Income and Expense
For the year ended 31 December

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Available-for-sale instruments				
- Net (losses)/gains recognised in equity during the year	**(8.8)**	20.1	**(8.7)**	20.1
- Amounts transferred (from)/to equity and recognised in profit during the year	**(2.1)**	1.6	**(2.1)**	1.6
Cash flow hedges				
- Net gains recognised in equity during the year	**16.6**	17.2	**16.6**	17.2
- Transferred to the initial carrying amount of hedged items	**(3.0)**	(1.4)	**(3.0)**	(1.4)
Actuarial gains/(losses) on post-retirement benefit obligations	**20.1**	(26.0)	**20.1**	(26.0)
Taxation on the above items taken directly to equity	**(11.6)**	1.3	**(11.6)**	1.3
Net income recognised directly in equity	**11.2**	12.8	**11.3**	12.8
Profit for the financial year	**177.7**	188.8	**151.4**	160.8
Total recognised income and expense for the year	**188.9**	201.6	**162.7**	173.6
Attributable to equity shareholders	**188.9**	201.6	**162.7**	173.6

Cash Flow Statements

For the year ended 31 December

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Cash flows from operating activities				
Profit for the financial year	**177.7**	188.8	**151.4**	160.8
Adjustments to reconcile net profit to cash flow from/(used in) operating activities				
- Income tax expense	**69.0**	74.7	**37.1**	38.6
- Depreciation and amortisation	**18.0**	12.0	**9.6**	8.6
- Impairment losses on loans and advances	**14.9**	12.3	**4.1**	2.6
- Recoveries of loans and advances previously written off	**(7.5)**	(6.6)	**(5.0)**	(5.1)
- Interest on subordinated liabilities and other capital instruments	**89.6**	88.5	**98.6**	95.6
- Net profit on sale of property, plant and equipment and intangible assets	**(5.5)**	(7.9)	**(5.7)**	(8.0)
- Gains less losses on sale of debt securities	**(2.1)**	(1.8)	**(2.1)**	(0.9)
Cash flows from operating activities before changes in operating assets and liabilities	**354.1**	360.0	**288.0**	292.2
Net (increase)/decrease in operating assets				
- Loans and advances to banks and customers	**(2,782.6)**	(811.8)	**(9,541.7)**	(3,778.5)
- Acquisitions of mortgage portfolios	**(2,540.6)**	(1,406.2)	**-**	-
- Debt securities	**426.3**	(2,052.0)	**296.8**	(2,237.5)
- Derivative financial instruments	**(28.2)**	(262.8)	**(78.2)**	(200.0)
- Fair value adjustments on portfolio hedging	**225.4**	(155.0)	**225.4**	(155.0)
- Prepayments and accrued income	**8.6**	96.3	**20.2**	37.6
- Other assets	**94.0**	(93.8)	**84.7**	(119.6)
Net increase/(decrease) in operating liabilities				
- Deposits by banks and customer accounts	**898.2**	2,482.2	**5,185.4**	3,599.4
- Debt securities in issue	**(1,811.8)**	(1,904.9)	**(1,738.8)**	(1,971.0)
- Provisions	**59.9**	(13.4)	**59.9**	(13.4)
- Derivative financial instruments	**162.3**	331.1	**67.4**	341.4
- Accruals and deferred income	**61.0**	(154.7)	**54.3**	(185.7)
- Other liabilities	**(54.2)**	27.4	**(50.9)**	37.3
- Income taxes (paid)/received	**(27.0)**	(81.4)	**6.0**	(79.6)
- Other non-cash items	**(26.9)**	111.7	**(27.2)**	95.2
Net cash used in operating activities	**(4,981.5)**	(3,527.3)	**(5,148.7)**	(4,337.2)
Cash flows from investing activities				
- Purchase of property, plant and equipment and intangible assets	**(26.6)**	(35.2)	**(17.4)**	(13.9)
- Proceeds from sale of property, plant and equipment	**8.5**	14.3	**7.1**	10.3
- Proceeds from sale of shares in Group undertakings	**-**	-	**13.9**	-
Net cash (used in)/from investing activities	**(18.1)**	(20.9)	**3.6**	(3.6)
Cash flows from financing activities				
- Proceeds from disposal of own shares	**7.8**	7.4	**7.8**	7.4
- Net proceeds from issue of subordinated liabilities	**250.0**	-	**250.0**	150.0
- Repayments of subordinated liabilities	**(125.0)**	-	**(125.0)**	-
- Net proceeds from secured funding	**6,178.4**	1,998.5	**6,178.4**	1,998.5
- Repayments of secured funding	**(1,164.8)**	(313.0)	**(1,000.0)**	(225.0)
- Interest paid on subordinated liabilities and other capital instruments	**(89.0)**	(88.5)	**(97.5)**	(95.6)
- Dividends paid	**(119.2)**	(108.7)	**(119.2)**	(108.7)
Net cash from financing activities	**4,938.2**	1,495.7	**5,094.5**	1,726.6
Net decrease in cash and cash equivalents	**(61.4)**	(2,052.5)	**(50.6)**	(2,614.2)
Cash and cash equivalents at beginning of year	**3,709.0**	5,761.5	**2,735.2**	5,349.4
Cash and cash equivalents at end of year	**3,647.6**	3,709.0	**2,684.6**	2,735.2
Represented by cash and assets with original maturity of three months or less within				
Cash and balances at central banks	**17.8**	16.3	**17.8**	15.9
Loans and advances to banks	**3,088.5**	3,151.5	**2,291.3**	2,315.5
Debt securities	**541.3**	541.2	**375.5**	403.8
	3,647.6	3,709.0	**2,684.6**	2,735.2

The Group is required to maintain balances with the Bank of England which at 31 December 2006 amounted to £184.8m (2005: £33.3m). These balances are not included in cash for the purposes of the Cash Flow Statement.

Notes to the financial statements

1. Principal accounting policies
Bradford & Bingley plc ("the Company") is a public limited company incorporated in the United Kingdom under the Companies Act 1985 and registered in England and Wales.

These Financial Statements were authorised for issue by the Directors on 12 February 2007 and will be put to the shareholders for approval at the Company's Annual General Meeting to be held on 24 April 2007.

(a) Statement of compliance
The Group Financial Statements incorporate on a fully consolidated basis the Financial Statements of the Company and those entities (including special purpose structures) which are controlled by the Company (its Subsidiaries) together referred to as the "Group". The Company Financial Statements present information about the Company as a separate entity and not about its Group.

Both the Company Financial Statements and the Group Financial Statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union ("adopted IFRS"). In publishing the Company Financial Statements here together with the Group Financial Statements, the Company has taken advantage of the exemption in s230 of the Companies Act 1985 not to present its individual Income Statement and related notes.

For these 2006 Financial Statements the Group and Company have not adopted the following two statements issued by the IASB in August 2005 and mandatory for 2007 financial statements:
- The Capital Disclosures amendment to IAS 1 issued by the IASB in August 2005; and
- IFRS 7 "Financial Instruments: Disclosures" issued by the IASB in August 2005.

These two statements relate to disclosures only, and adoption of them would have no impact on the Group's or the Company's Income Statements, Balance Sheets or Cash Flow Statements.

For these 2006 Financial Statements, including the 2005 comparative financial information, the Group and Company have adopted the following statements:
- IFRIC 4 "Determining Whether an Arrangement Contains a Lease" issued in January 2004. In accordance with this statement the Group and Company account for as leases any rights to use assets in return for payment. The Group and Company have no arrangements which require any change in accounting treatment in 2006 or to 2005 comparative information as a result of IFRIC 4.
- Amendment to IAS 39 and IFRS 4 "Financial Guarantee Contracts" issued in August 2005. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment. The Group has no arrangements which require any change in accounting treatment in 2006 or to 2005 comparative information as a result of this amendment. The Company has disclosed certain guarantees issued to subsidiaries in note 34 to the Financial Statements.

(b) Basis of preparation
The Financial Statements are prepared on the historical cost basis except:

(i) the following assets and liabilities are carried at their fair value:
- derivative financial instruments;
- financial instruments categorised under IAS 39 as "at fair value through profit or loss"; and
- financial instruments categorised under IAS 39 as "available-for-sale"; and

(ii) where hedge accounting has been applied the carrying value of hedged items has been adjusted to take account of the fair value of the risk which has been hedged.

In the application of these accounting policies the Directors have made judgements that have a significant effect on the Financial Statements and have also made estimates that have a significant risk of giving rise to material adjustment in the next year; these judgements and estimates are discussed in note 35 to the Financial Statements.

The Directors consider that the accounting policies set out in note 1 are the most appropriate to the Group's and the Company's circumstances, have been consistently applied both to the Group and the Company in dealing with items which are considered material, and are supported by reasonable and prudent estimates and judgements. The accounting policies have been applied to all periods presented in these Financial Statements and are consistent with the accounting policies used by the Group in preparing its Interim Financial Information for the six months ended 30 June 2006.

The Financial Statements are presented in pounds sterling, which is the currency of the Group's and Company's primary operating environment and its functional currency.

(c) Basis of consolidation
The Group's Financial Statements incorporate on a fully consolidated basis the Financial Statements of the Company and those entities (including special purpose structures) which are controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. Where subsidiaries have been acquired during a period, their results are consolidated in the Financial Statements from the date control is transferred to the Group. Where subsidiaries have been disposed of, their results are consolidated to the date of disposal. On the acquisition of a business, fair values are attributed to the assets, liabilities and contingent liabilities acquired. Any difference between the consideration given and the fair value of the net assets acquired is capitalised as goodwill. The Group has securitised various residential mortgage loans, generally by sale or transfer to special purpose structures which in turn issue securities to investors. The special purpose structures are consolidated line by line into the Group Financial Statements if they are, in substance, controlled by the Company.

(d) Interest income and expense
For all financial instruments except derivatives, interest income and expense are recognised in the Income Statement on an Effective Interest Rate ("EIR") basis.

The EIR basis spreads the interest income or interest expense over the expected life of the instrument. The EIR is the rate that at the inception of the instrument exactly discounts expected future cash payments and receipts through the expected life of the instrument back to the initial carrying amount. When calculating the EIR, future cash flows are estimated, considering all contractual terms of the instrument (for example, prepayment options), but potential future credit losses are not considered. The calculation includes all directly attributable incremental fees and costs, premia on acquisition of mortgage portfolios and all other premia and discounts as well as interest.

(e) Fee and commission income
Where Value Added Tax (VAT) is charged, income is stated net of VAT.

Commission receivable from the sale of third party Regulated Financial Services products is recognised as income within "fee and commission income" when the policy goes "on risk", net of any provision for repayment in the event of early termination by the customer. If the commission is receivable on deferred terms, a deemed interest element of the commission is separated and recognised on an Effective Interest Rate ("EIR") basis over the deferred payment period.

Fee and commission income arises on various other activities and is accounted for within "fee and commission income" in the Income Statement on an accruals basis as the services are performed. Fee and commission income includes items relating to lending which do not qualify for inclusion in the EIR on the loan.

(f) Post-retirement benefits
The Group operates a number of post-retirement benefit plans for its employees, including defined contribution plans, defined benefit plans and other post-retirement benefits (principally medical). The costs of these plans are charged to the Income Statement and retained earnings in accordance with IAS 19 "Employee Benefits" as amended in December 2004.

A defined contribution plan is a pension arrangement where the employer pays fixed contributions into a separate fund.

The contributions are charged to the Income Statement when employees have rendered the related services, which is generally in the year of contribution.

A defined benefit plan is a pension arrangement that defines an amount of pension benefit that an employee will receive during retirement, usually dependent on one or more factors such as age, years of service and salary. The net deficit or surplus on the plan is carried in the Balance Sheet, comprising the present value of the defined benefit obligation at the Balance Sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent qualified actuaries using the projected unit credit method. Details of the actuarial assumptions made are provided in note 26. Actuarial gains and losses are charged to retained earnings in full in the period in which they occur, and pass through the Statement of Recognised Income and Expense rather than the Income Statement. The Company, being the sponsoring company of the plans, carries on its Balance Sheet the full net deficit or surplus on each plan.

Post-retirement medical benefits are accounted for in the same way as pension benefits, with the present value of the liability being carried on the Balance Sheet.

(g) Share-based payment
The Group and Company operate various share-based incentive schemes for employees and officers, including a Sharesave Scheme. Grants of shares, share options and other equity instruments are accounted for in accordance with IFRS 2 "Share-based Payment", under which the fair value of awards is measured at the date of grant and charged to the Income Statement over the period to vesting, with a corresponding credit to retained earnings. Further details of the Group's fair value methodology are given in note 6. The charge is made only in respect of the number of awards that are expected to vest; this expected number is revised at each Balance Sheet date and any difference due to estimate revisions is charged or credited to the Income Statement over the period to vesting with a corresponding adjustment to retained earnings. The proceeds received on exercise of options net of any directly attributable transaction costs are credited to retained earnings.

The Group holds some shares in the Company to satisfy share-based payment commitments. These shares are included in the Group's and Company's Balance Sheets within retained earnings at purchase price including transaction costs.

(h) Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred or accelerated arising from temporary differences between the carrying amounts of certain items for taxation and for accounting purposes. Deferred taxation is provided for in full at the tax rate at the Balance Sheet date, including on tax losses carried forward, and is not discounted to take account of the expected timing of realisation. Deferred taxation assets are recognised only to the extent that it is probable that future taxable profits will be available against which the taxable differences can be utilised. Tax relating to items which are taken directly to reserves is also taken directly to reserves.

(i) Dividends
In accordance with IAS 10 "Events After the Balance Sheet Date" dividends payable on ordinary shares are recognised in retained earnings once they are appropriately authorised and are no longer at the discretion of the Company.

Dividends receivable (including those receivable from other Group entities) are recognised once the right to receive payment is established, in accordance with IAS 18 "Revenue".

(j) Financial instruments
In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" each financial asset is classified at initial recognition into one of four categories:
(i) Financial assets at fair value through profit or loss;
(ii) Held-to-maturity investments;
(iii) Loans and receivables; or
(iv) Available-for-sale;

and each financial liability into one of two categories:
(v) At amortised cost; or
(vi) At fair value through profit or loss.

In June 2005 the IASB issued "The Fair Value Option" amendment to IAS 39. This amendment permits designation of a financial asset or financial liability as being at fair value through profit or loss under wider circumstances than had previously been allowed. The Company uses this amendment to prevent technical accounting mismatches between the Company and other Group entities in respect of accounting for intra-Group swap arrangements; use of this amendment has had no impact on the results or Balance Sheet of the Group. On initial adoption of the amendment during 2005 the Company did not redesignate any existing instruments between categories.

Measurement of financial instruments is either at amortised cost (categories (ii), (iii) and (v) above) or at fair value (categories (i), (iv) and (vi) above), depending on the category of financial instrument.

Amortised cost is the amount measured at initial recognition, adjusted for subsequent principal and other payments, less cumulative amortisation calculated using the EIR method; the amortisation is taken to interest income or expense depending on whether the instrument is an asset or a liability. For assets, the amortised cost balance is reduced where appropriate by an allowance for amounts which are considered to be impaired or uncollectable.

Any profit or loss on sale of an instrument carried at amortised cost is recognised immediately in the Income Statement in interest income or expense depending on whether the instrument is an asset or a liability.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Where a market exists, fair values are based on quoted market prices. For instruments which do not have active markets, fair value is calculated using present value models which take individual cash flows together with assumptions based on market conditions and credit spreads, and are consistent with accepted economic methodologies for pricing financial instruments. Movements in fair value are recognised in the "fair value movements on financial instruments" line in the Income Statement, except in the case of instruments classified as "available-for-sale", in which case the fair value movements are taken to the "available-for-sale reserve". On sale or derecognition of an available-for-sale instrument the accumulated fair value movements are transferred from the "available-for-sale reserve" to the "gains less losses on sale of debt securities" line of the Income Statement.

Certain certificates of deposit, fixed and floating rate notes and mortgage-backed securities are classified as available-for-sale.

(k) Purchases and sales of financial assets
Purchases and sales of mortgage portfolios are accounted for on the completion date. All other purchases and sales of financial assets are accounted for on the date of commitment to buy or sell (the "trade date").

(l) Impairment of financial assets
Financial assets, including loans and receivables, are reviewed for indications of possible impairment throughout the year and at each published Balance Sheet date. For each individual loan which exhibits indications of impairment, the carrying value of the loan at the Balance Sheet date is reduced to the net present value of the expected future cash flows associated with the loan, calculated at the loan's original EIR. These cash flows include, where appropriate, estimated amounts recoverable by repossession and sale of the secured property, taking into account a discount on property value to reflect a forced sale. All loans that have been assessed as having no individual impairment are then assessed collectively, grouped by loans with similar risk characteristics. Assessment is made of impairment arising due to events which are believed to have occurred but had not yet been reported by the Balance Sheet date, taking into account the economic climate in the market. This collective impairment is reflected by reducing the carrying value of total loans.

Interest income is recognised on impaired loans by applying the original EIR of the loan to the impaired balance.

Loans and advances are written off when there is no realistic prospect of recovery.

Notes to the financial statements

1. Principal accounting policies continued

(m) Debt securities held

Debt securities intended for use on a continuing basis in the Group's activities are classified either as "available-for-sale" or as "at fair value through profit or loss" and are accounted for in accordance with IAS 39. In each case they are carried at fair value. Each investment in a Structured Investment Vehicle ('SIV') is individually reviewed to ensure the accounting treatment is appropriate. Where the SIV is considered to have minimal management discretion, the Group recognises its share of the SIV's underlying assets and liabilities, at fair value. In other cases the investment in the SIV is treated as a debt security. Interest on these vehicles includes a margin above the coupon rate to reflect profits earned by the underlying investment.

(n) Derivative financial instruments and hedge accounting

The Group enters into derivative contracts in order to manage exposures to interest rate risks, foreign currency risks and risks arising from forecast transactions, in accordance with IAS 39. As explained in note 1(j), the Company has used the provisions of the Fair Value Option amendment to IAS 39 issued by the IASB in June 2005 to prevent technical accounting mismatches in respect of intra-Group swap arrangements.

All derivatives are carried at fair value in the Balance Sheet, as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of a derivative includes any interest accrued on that derivative. Changes in the fair value of derivatives are charged to the Income Statement in the "fair value movements on financial instruments" line. However, by applying the hedge accounting rules set out in IAS 39, the changes in fair value of derivatives which are used to hedge particular risks can either be mitigated in the Income Statement (fair value hedging) or deferred to reserves (cash flow hedging). The Group uses fair value hedges and cash flow hedges.

One-to-one fair value hedges

Where one or more specific derivative financial instruments hedge the changes in fair value of a specific asset or liability, any gain or loss in the fair value of the hedging derivatives is recognised in the Income Statement in "fair value movements on financial instruments". Provided that the hedge arrangement meets the requirements of IAS 39 to be classed as "highly effective", the associated hedged item is carried in the Balance Sheet at fair value in respect of the hedged risk, with any gain or loss in that fair value also recognised in the Income Statement in "fair value movements on financial instruments". Hence profit volatility is mitigated. The Income Statement immediately recognises any "ineffectiveness", that is any difference between the fair value movement on the hedging instrument and that on the hedged item. Where a fair value hedge relationship is terminated or deemed not to be highly effective (other than as a result of the hedged item being derecognised from the Balance Sheet due to sale or other reason) the fair value adjustment relating to the terminated hedge relationship is amortised on a straight line basis to the "fair value movements on financial instruments" line of the Income Statement over the period to the date of maturity of the hedged item. The derivative continues to be carried at fair value.

Portfolio fair value hedges

Where a group of derivatives hedges the interest rate exposure of a group of assets or liabilities, and the hedge meets the requirements of IAS 39 to be classed as "highly effective", the hedge relationship is accounted for in the same way as a one-to-one fair value hedge, except that the Balance Sheet carrying value of the hedged items is not adjusted to fair value; instead the difference between the fair value and carrying value of the hedged items is carried on the Balance Sheet in "fair value adjustments on portfolio hedging".

Cash flow hedges

Where a derivative financial instrument hedges the variability in cash flows of an asset or liability, or of a highly probable forecast transaction, the effective portion of the change in fair value of the derivative is taken to the "cash flow hedge reserve" and the remaining portion is charged to the "fair value movements on financial instruments" line of the Income Statement. The amount taken to the "cash flow hedge reserve" is transferred to the "fair value movements on financial instruments" line of the Income Statement in the period in which the hedged item affects the Income Statement. Where a cash flow hedge of a forecast transaction is terminated or deemed not to be highly effective, any cumulative gain or loss remaining in the cash flow hedge reserve continues to be held there and is transferred to the Income Statement only when the forecast transaction is recognised. If the forecast transaction is no longer expected to occur, the gain or loss still held in the reserve is immediately recognised in the Income Statement in "fair value movements on financial instruments".

Hedge effectiveness

At the inception of each hedging arrangement, the relationship between the hedging instruments and the hedged items is documented, as well as the risk management objective and strategy. Also documented is an assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in the hedging arrangement are highly effective in offsetting changes in fair values or cash flows of the hedged items.

Under IAS 39 a hedge is deemed to be highly effective if effectiveness is forecast to fall, and is actually found to fall, within the 80% to 125% range. Any hedge relationship falling outside these limits is deemed to be ineffective and hedge accounting is discontinued.

Embedded derivatives

Certain financial instruments have derivative features embedded within them. Where the economic characteristics and risks of the embedded derivative are not closely related to those of the host instrument, and where the host instrument is not carried at fair value, the embedded derivative is separated from the host and carried in the Balance Sheet at fair value within "derivative financial instruments", with gains and losses on the embedded derivative being recognised in the Income Statement in "fair value movements on financial instruments".

(o) Shares in Group undertakings

In the Financial Statements of the Company, shares in Group undertakings are carried at cost less any impairment. Shares are reviewed at each published Balance Sheet date for any indications of impairment. If there is indication of impairment of any share, the carrying value of the share is reviewed, and any impairment identified is charged immediately in the Income Statement.

(p) Property, plant and equipment

The cost of additions and major alterations to land and buildings, equipment, fixtures and motor vehicles is capitalised. All property, plant and equipment is stated at historical cost less depreciation.

Depreciation is provided so as to write off the cost less the estimated residual value of each significant component of each item of property, plant and equipment over that component's estimated useful life, as follows:

- land is not depreciated;
- freehold buildings at 2% per annum on a straight line basis;
- leasehold properties over the shorter of the lease period and 50 years on a straight line basis;
- fixtures and fittings at 20% per annum on a straight line basis;
- motor vehicles at 25% per annum on a reducing balance basis;
- computer equipment at rates ranging from 20% to 33% per annum on a straight line basis; and
- other equipment and major alterations to buildings at 10% per annum on a straight line basis.

All items of property, plant and equipment are reviewed annually for impairment.

(q) Leases

Rentals under operating leases are charged to "administrative expenses" on a straight line basis to the date of change in the rental amount. Typically, operating leases have rent review dates in their terms, several years apart, and between those dates the annual rent remains constant. Any initial rent-free period and any lease premia paid are amortised over the full lease period on a straight-line basis. When the Group enters into a sale and leaseback arrangement, the leaseback is accounted for as an operating lease, according to its terms. If it is a finance lease, and the sale and leaseback gives rise to a profit, the profit is not recognised immediately but is deferred and amortised over the lease term. If it is an operating lease, any profit or loss is accounted for in the period of disposal and the operating lease rentals are charged to administration expenses in the year in which the expenditure is incurred.

(r) Intangible assets
Computer software licences are capitalised as intangible assets where it is probable that future economic benefits will flow to the Group. Thereafter they are carried at cost less accumulated amortisation. Amortisation is provided on a straight line basis over their useful economic lives, which may be up to five years. Those which have a life expectancy at the outset of less than two years are not capitalised but instead their costs are charged to the Income Statement as they arise. Costs that are directly associated with developing identifiable computer software systems are capitalised if the criteria in IAS 38 'Intangible Assets' are satisfied; the main criteria are that the successful completion of the development project is reasonably certain and that the software is expected to generate future economic benefits. Each item of capitalised developed computer software is carried at cost less accumulated amortisation; amortisation is provided on a straight line basis over its estimated useful life. Costs that do not qualify for capitalisation are charged to the Income Statement as they arise.

(s) Debt and equity securities in issue
Issued securities are classed as liabilities if they represent a contractual obligation to deliver cash or another financial asset to another entity. Otherwise they are classed as equity. Any coupon paid on liabilities is accounted for as interest expense and any coupon on equity as dividends.

On initial recognition, debt issued is measured at its fair value net of directly attributable issue and transaction costs. Subsequent measurement is at amortised cost using the EIR method to amortise attributable issue and transaction costs, premia and discounts over the life of the instrument. These costs are charged along with interest on the debt to 'interest expense and similar charges'. Unamortised amounts are added to or deducted from the carrying value of the instrument.

It is the Group's policy to hedge fixed interest rate risk on debt issued and to apply fair value hedge accounting.

(t) Provisions
Provisions are recognised when, and only when, the following criteria are all met:

- there is a present obligation (legal or constructive) as a result of a past event;
- it is probable that an outflow of resources will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

Provisions are discounted to net present value using rates which reflect the risks specific to the provision, if the effect of discounting is material.

Provisions are reviewed at each Balance Sheet date and are released if they no longer meet the above criteria.

(u) Cash and cash equivalents
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise balances which are highly liquid and have an original maturity of three months or less.

(v) Foreign currencies
The presentational currency of the Group and functional currency of the Company is pounds sterling. Transactions which are not denominated in pounds sterling are translated into sterling at the spot rate of exchange on the date of the transaction. Monetary assets and liabilities which are not denominated in pounds sterling are translated into sterling at the closing rate of exchange at the Balance Sheet date.

Any foreign exchange gains or losses arising from settlement of transactions at rates different from those at the date of the transaction, and any unrealised foreign currency exchange gains and losses on unsettled foreign currency monetary assets and liabilities, are included in the Income Statement in 'interest receivable and similar income' or 'interest expense and similar charges' depending on whether the underlying instrument is an asset or a liability.

(w) Financial guarantees
The Group applies insurance accounting to financial guarantee contracts, and provides against any claims arising under such contacts.

Notes to the financial statements

2. Segmental information

The Group operates through two principal business segments, Lending and Retail, supported by Treasury & Reserves and Group Services. An analysis of Group information by business segment is provided in the table below. Substantially all of the Group's activities are carried out within a single geographical segment, the UK.

2006	Lending £m	Retail £m	Treasury & Reserves £m	Group Services £m	Group eliminations £m	Group total £m
Net interest income	331.2	133.3	45.7	-		510.2
Fee and commission income	27.1	64.1	-	0.5		91.7
Gains less losses on sale of debt securities	0.1	-	2.0	-		2.1
Fair value movements on financial instruments	-	-	0.2	-		0.2
Other operating income	1.8	0.1	0.1	3.2		5.2
Non-operating income	-	-	-	5.7		5.7
Segment income	360.2	197.5	48.0	9.4		615.1
Administrative expenses	(78.9)	(122.8)	(10.4)	(59.5)		(271.6)
Loan impairment loss	(7.4)	-	-	-		(7.4)
Segment result	273.9	74.7	37.6	(50.1)		336.1
Compensation costs	-	-	-	(89.4)		(89.4)
Profit before taxation	273.9	74.7	37.6	(139.5)		246.7
Taxation						(69.0)
Profit for the financial year						177.7
Segment assets	38,404.7	20,496.7	18,758.0	24,133.8	(56,446.7)	45,348.5
Deferred tax asset						5.7
Total assets						45,354.2
Segment liabilities	37,979.6	20,175.6	17,626.1	24,286.8	(56,229.8)	43,838.3
Current tax liabilities						96.0
Total liabilities						43,934.3
Other segment items included in the above						
Capital expenditure	-	-	-	26.6		26.6
Depreciation and amortisation	-	-	-	18.2		18.2

2. Segmental information continued

2005

	Lending £m	Retail £m	Treasury & Reserves £m	Group Services £m	Group eliminations £m	Group total £m
Net interest income	294.3	127.3	47.7	-		469.3
Fee and commission income	30.5	61.4	-	0.4		92.3
Gains less losses on sale of debt securities	0.9	-	0.9	-		1.8
Fair value movements on financial instruments	-	-	1.1	-		1.1
Other operating income	1.2	4.7	-	2.1		8.0
Non-operating income	-	-	-	8.1		8.1
Segment income	326.9	193.4	49.7	10.6		580.6
Administrative expenses	(71.0)	(123.2)	(10.4)	(60.2)		(264.8)
Loan impairment loss	(5.7)	-	-	-		(5.7)
Segment result	250.2	70.2	39.3	(49.6)		310.1
Compensation costs	-	-	-	(38.7)		(38.7)
Restructuring costs	-	-	-	(7.9)		(7.9)
Profit before taxation	250.2	70.2	39.3	(96.2)		263.5
Taxation						(74.7)
Profit for the financial year						188.8
Segment assets	32,580.3	18,554.0	19,449.0	20,140.5	(49,911.3)	40,812.5
Deferred tax asset						27.7
Total assets						40,840.2
Segment liabilities	32,132.7	18,273.4	18,385.3	20,339.8	(49,695.7)	39,435.5
Current tax liabilities						64.4
Total liabilities						39,499.9
Other segment items included in the above						
Capital expenditure	-	-	-	35.2		35.2
Depreciation and amortisation	-	-	-	12.6		12.6

(a) In order to analyse net interest by business segment, a transfer price is applied to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury & Reserves. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Retail segment has been determined on the basis of market rates for such activity.

(b) Assets and liabilities have been allocated to Lending and Retail on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets. The unallocated items are deferred and current tax.

Notes to the financial statements

3. Net interest income

	Group 2006 £m	Group 2005 £m
Net interest income	**510.2**	469.3
Average interest-earning assets ('IEA')	**42,692**	38,660
Financed by		
Interest-bearing liabilities	**41,122**	37,085
Interest-free liabilities	**1,570**	1,575
Average rates	**%**	%
Gross yield on IEA	**5.57**	5.53
Cost of interest-bearing liabilities	**(4.55)**	(4.50)
Interest spread	**1.02**	1.03
Contribution of interest-free liabilities	**0.17**	0.18
Net interest margin	**1.19**	1.21
Average bank base rate	**4.64**	4.65
Average 3-month LIBOR	**4.84**	4.76
Average 3-year swap rate	**5.07**	4.71

4. Administrative expenses

	Group 2006 £m	Group 2005 £m
Staff costs (see note 5)	**100.5**	99.8
Property operating lease rentals	**7.9**	7.5
Equipment hire	**0.4**	0.4
Remuneration of auditor and associates		
Statutory audit of the Company in accordance with legislation	**0.5**	0.5
Auditing of accounts of associates pursuant to legislation	**0.2**	0.2
Other services pursuant to such legislation	**0.2**	0.5
Other services relating to taxation	**0.2**	0.1
Regulatory services	**0.6**	0.5
Depreciation and amortisation (see notes 19 and 20)	**18.2**	12.6
Other legal and professional services	**26.2**	15.6
IT costs	**41.4**	37.5
Other administrative expenses	**75.3**	89.6
Ongoing administrative expenses	**271.6**	264.8
Compensation costs	**89.4**	38.7
Restructuring costs	**-**	7.9
	361.0	311.4

Restructuring costs relate to the cost reduction programme which commenced in 2004.
Compensation costs relate to the provision for potential compensation payments to customers for business written in the past by our independent financial advisory business. The independent financial advisory business which made these sales was closed in 2004.
All of the remuneration of auditor and associates was incurred by the Company with the exception of £0.2m (2005: £0.2m) of statutory audit fees which were incurred by other Group entities.

5. Staff costs and numbers

The average number of persons employed during the year was as follows:

	Full time		Part time		Full time equivalent	
	2006 Number	2005 Number	2006 Number	2005 Number	2006 Number	2005 Number
Group	**2,511**	2,440	**663**	622	**2,892**	2,736
Company	**1,940**	1,944	**528**	513	**2,236**	2,189

The full time equivalent is based on the average hours worked by employees in the year. The total headcount at each year end was:

	Group		Company	
	2006 Number	2005 Number	2006 Number	2005 Number
	3,154	3,043	**2,445**	2,428

The aggregate costs of these persons were as follows:

	Group 2006 £m	Group 2005 £m
Wages and salaries	**78.9**	77.3
Social security costs	**8.6**	8.7
Defined benefit pension costs (see note 26d)	**6.7**	9.5
Defined contribution pension costs (see note 26a)	**1.2**	1.4
Other post-retirement benefits costs (see note 26d)	**0.5**	0.1
Equity-settled share based payment (see note 6)	**4.6**	2.8
	100.5	99.8

6. Share-based payment

During the year the Group had five share-based payment schemes with employees. These are all accounted for by the Group and Company as follows:

Arrangement	Executive Share Option Scheme		Sharesave Scheme							
Nature of the arrangement	Grant of share options	Grant of share options	'Save As You Earn' Scheme	'Save As You Earn' Scheme	'Save As You Earn' Scheme	'Save As You Earn' Scheme	'Save As You Earn' Scheme	'Save As You Earn' Scheme	'Save As You Earn' Scheme	'Save As You Earn' Scheme
Date of grant	25/2/03	14/8/03	20/3/03	20/3/03	18/3/04	18/3/04	24/3/05	24/3/05	17/3/06	17/3/06
Number of instruments granted	1,368,230	59,608	1,366,351	789,338	1,832,649	427,490	510,251	155,307	419,466	300,192
Exercise price	£2.82	£3.07	£2.24	£2.24	£2.45	£2.45	£2.58	£2.58	£3.72	£3.72
Quoted share price at grant date	£2.77	£3.09	£2.98	£2.98	£3.05	£3.05	£3.06	£3.06	£5.22	£5.22
Contractual life (years)	10.0	10.0	3.5	5.5	3.5	5.5	3.5	5.5	3.5	5.5
Vesting conditions	Earnings per share growth over a 3 year period exceeds the growth in the Retail Price Index over the same period by a minimum of 9%	Earnings per share growth over a 3 year period exceeds the growth in the Retail Price Index over the same period by a minimum of 9%	Three-year service period and savings requirement	Five-year service period and savings requirement	Three-year service period and savings requirement	Five-year service period and savings requirement	Three-year service period and savings requirement	Five-year service period and savings requirement	Three-year service period and savings requirement	Five-year service period and savings requirement
Settlement	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
Expected volatility	32%	31%	32%	32%	29%	29%	27%	27%	22%	26%
Expected life at grant date (years)	5.0	5.0	3.1	5.1	3.1	5.1	3.1	5.1	3.1	5.1
Risk-free interest rate	3.8%	4.4%	4.0%	4.2%	4.5%	4.5%	4.6%	4.6%	4.4%	4.4%
Expected dividend (dividend yield)	4.9%	4.8%	4.6%	4.6%	5.0%	5.0%	5.6%	5.6%	3.3%	3.3%
Expected annual departures	5%	5%	15%	10%	15%	10%	10%	5%	10%	5%
Fair value per granted instrument determined at grant date	£0.55	£0.65	£0.87	£0.91	£0.76	£0.79	£0.64	£0.67	£1.60	£1.75
Valuation model	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology

Notes to the financial statements

6. Share-based payment continued

Arrangement	Employees' Restricted Share Bonus Plan												
Nature of the arrangement	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares
Date of grant	1/1/03	1/1/03	1/1/03	1/1/04	1/1/04	1/1/04	12/3/04	1/1/05	1/1/05	1/1/05	1/1/06	1/1/06	1/1/06
Number of instruments granted	56,966	56,966	56,966	2,101	2,101	2,101	93,192	1,299	1,299	1,304	1,299*	1,299*	1,304*
Exercise price	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Quoted share price at grant date	£2.90	£2.90	£2.90	£3.05	£3.05	£3.05	£3.04	£3.36	£3.36	£3.36	£4.11	£4.11	£4.11
Contractual life (years)	2.2	3.2	4.2	2.2	3.2	4.2	3.0	2.2	3.2	4.2	2.2	3.2	4.2
Vesting conditions	Achievement of individual performance targets in 2003 and still a member of staff at the second anniversary of date of grant	Achievement of individual performance targets in 2003 and still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2003 and still a member of staff at the fourth anniversary of date of grant	Achievement of individual performance targets in 2004 and still a member of staff at the second anniversary of date of grant	Achievement of individual performance targets in 2004 and still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2004 and still a member of staff at the fourth anniversary of date of grant	Still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2005 and still a member of staff at the second anniversary of date of grant	Achievement of individual performance targets in 2005 and still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2005 and still a member of staff at the fourth anniversary of date of grant	Achievement of individual performance targets in 2006 and still a member of staff at the second anniversary of date of grant	Achievement of individual performance targets in 2006 and still a member of staff at the third anniversary of date of grant	Achievement of individual performance targets in 2006 and still a member of staff at the fourth anniversary of date of grant
Settlement	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
Expected volatility	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Expected life at grant date (years)	2.2	3.2	4.2	2.2	3.2	4.2	3.0	2.2	3.2	4.2	2.2	3.2	4.2
Risk-free interest rate	3.8%	4.0%	4.1%	4.3%	4.5%	4.6%	4.4%	4.3%	4.3%	4.3%	4.2%	4.2%	4.2%
Expected dividend (dividend yield)	4.7%	4.7%	4.7%	5.0%	5.0%	5.0%	5.1%	5.0%	5.0%	5.0%	4.2%	4.2%	4.2%
Expected annual departures	15%	15%	15%	10%	10%	10%	5%	10%	10%	10%	10%	10%	10%
Fair value per granted instrument determined at grant date	£2.65	£2.53	£2.41	£2.76	£2.63	£2.50	£2.61	£3.04	£2.90	£2.76	£3.75	£3.59	£3.44
Valuation model	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology	Black-Scholes methodology

* estimate to be finalised in 2007

6. Share-based payment continued

Arrangement	Performance Share Plan						Executive Incentive Plan				
Nature of the arrangement	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares	Grant of shares
Date of grant	25/2/03	25/2/03	14/8/03	23/2/04	23/2/04	28/2/05	28/2/05	28/2/06	28/2/06	28/2/07	28/2/07
Number of instruments granted	762,002	592,889	52,368	871,577	506,666	341,990	341,990	339,111	339,111	286,616*	286,616*
Exercise price	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Quoted share price at grant date	£2.77	£2.77	£3.09	£3.10	£3.10	£3.23	£3.23	£4.71	£4.71	£4.71*	£4.71*
Contractual life (years)	3	3	3	3	3	3	3	3	3	3	3
Vesting conditions	Total shareholder return of Bradford & Bingley plc compared to a peer group of companies	Total shareholder return of Bradford & Bingley plc compared to a peer group of companies	Total shareholder return of Bradford & Bingley plc compared to a peer group of companies	Total shareholder return of Bradford & Bingley plc compared to a peer group of companies	Total shareholder return of Bradford & Bingley plc compared to a peer group of companies	Achievement of individual performance targets in 2004 and still a member of staff at the third anniversary of date of grant	Earnings per share growth of Bradford & Bingley plc over a three year period exceeds annual RPI growth by 3%	Achievement of individual performance targets in 2005 and still a member of staff at the third anniversary of date of grant	Earnings per share growth of Bradford & Bingley plc over a three year period exceeds annual RPI growth by 3%	Achievement of individual performance targets in 2006 and still a member of staff at the third anniversary of date of grant	Earnings per share growth of Bradford & Bingley plc over a three year period exceeds annual RPI growth by 3%
Settlement	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
Expected volatility	32%	32%	31%	30%	30%	n/a	n/a	n/a	n/a	n/a	n/a
Expected life at grant date (years)	3	3	3	3	3	n/a	3	n/a	3	n/a	3
Risk-free interest rate	3.5%	3.5%	4.2%	4.5%	4.5%	n/a	n/a	n/a	n/a	n/a	n/a
Expected dividend (dividend yield)	4.9%	4.9%	4.8%	5.0%	5.0%	5.3%	5.3%	3.7%	3.7%	3.7%*	3.7%*
Expected annual departures	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%
Fair value per granted instrument determined at grant date	£1.60	£1.38	£1.27	£1.40	£1.15	£3.23	£2.77	£4.71	£4.20	£4.71*	£4.20*
Valuation model	Monte Carlo simulation model	Monte Carlo simulation model	Monte Carlo simulation model	Monte Carlo simulation model	Monte Carlo simulation model	Share price at the date the shares are allocated	Black-Scholes methodology	Share price at the date the shares are allocated	Black-Scholes methodology	Estimated share price at the date the shares are allocated	Black-Scholes methodology

* estimate to be finalised in 2007

A Monte Carlo simulation model is used to determine the Performance Share Plan fair value as the arrangements include market-based performance conditions, and to assist in assessing an appropriate expected vesting period for the Executive Share Option Scheme. For other share schemes a Black-Scholes methodology is used to value options.

The expected volatility of share price applied in the option pricing models is based on historic Bradford & Bingley plc share price data over a period equivalent to the expected life of the scheme or since the date of flotation (4 December 2000) if shorter.

Awards granted under the Executive Incentive Plan are granted based on performance in the preceding financial year. The performance criteria include qualitative elements which are not determined until the award date, that is, after the end of the relevant financial year. The grant date therefore occurs after the employees to whom the award is made have begun providing services. In accordance with IFRS 2, the grant date fair value is initially estimated for the purposes of recognising the services received during the period between service commencement date and grant date. The fair value is then revised once the actual grant date has been established.

The weighted average share price at the date of exercise for share options exercised during the year was £4.8157 (2005: £3.2722).

The following information applies to options outstanding at 31 December 2006 and 31 December 2005:

	31 December 2006				31 December 2005			
	Weighted average exercise price	**Number of exercisable options (000s)**	**Weighted average remaining life (years) Expected**	**Weighted average remaining life (years) Contractual**	Weighted average exercise price	Number of exercisable options (000s)	Weighted average remaining life (years) Expected	Weighted average remaining life (years) Contractual
£2.00 - £4.00	**£2.8378**	**399,633**	**0.2**	**5.7**	£2.7513	149,860	0.2	6.1

The movements in the number of share options (Executive Share Option Scheme and the Sharesave Scheme) can be summarised as follows:

	2006 Number of options	**2006 Weighted average exercise price**	2005 Number of options	2005 Weighted average exercise price
Total number of options outstanding at 1 January	**2,793,592**	**£2.5194**	4,029,514	£2.4770
Granted	**719,658**	**£3.7166**	665,558	£2.5793
Exercised	**(696,698)**	**£2.4809**	(594,549)	£2.5210
Forfeited	**(81,053)**	**£2.6381**	(1,116,424)	£2.3861
Effect of modifications and cancellations	**(132,819)**	**£2.7474**	(110,102)	£2.3965
Expired	**(19,193)**	**£2.8167**	(80,405)	£2.8980
Total number of options outstanding at 31 December	**2,583,487**	**£2.8456**	2,793,592	£2.5194
Exercisable at 31 December	**399,633**	**£2.8378**	149,860	£2.7513

In addition to the above option schemes, the Group has several pre-2003 schemes which are still to mature, namely Executive Share Option Scheme 2001 and 2002 schemes (400,701 options outstanding at 31 December 2006) and Sharesave 2001 (5 year) and 2002 (5 year) schemes (143,759 options outstanding at 31 December 2006).

Notes to the financial statements

6. Share-based payment continued

The amount recognised in staff costs for share-based payment transactions with employees may be summarised as follows:

	Group 2006 £m	Group 2005 £m
Executive Share Option Scheme	-	0.4
Sharesave Scheme	**0.5**	0.5
Employees' Restricted Share Bonus Plan	**0.1**	0.2
Performance Share Plan	**0.1**	0.6
Executive Incentive Plan	**3.9**	1.1
	4.6	2.8

The fair value of the shares for the arrangements in which shares are granted was based on the quoted share price.

7. Taxation

	Group 2006 £m	Group 2005 £m
Current taxation expense		
UK corporation tax on profits for the year	**(48.5)**	(60.3)
Adjustments in respect of previous years	**13.8**	0.9
	(34.7)	(59.4)
Foreign taxation	**(20.1)**	(22.2)
Total current taxation	**(54.8)**	(81.6)
Deferred taxation expense		
Origination and reversal of temporary differences (see note 8)	**(14.2)**	6.9
Total taxation expense per the Income Statement	**(69.0)**	(74.7)
The following tax was recognised directly in equity during the year		
Relating to equity-settled transactions	-	1.6
Relating to available-for-sale debt securities	**3.2**	(6.5)
Relating to cash flow hedge reserve	**(8.9)**	-
Relating to actuarial gains and losses on post-retirement benefit obligations	**(5.9)**	7.8
Relating to share-based payments	**0.5**	0.3
Net (charge)/credit to equity	**(11.1)**	3.2

The 2006 foreign taxation charge includes a charge of £nil (2005: £6.9m) in respect of previous periods.

The total taxation expense differs from the theoretical amount that would be derived by applying the basic UK corporation tax rate to the Group's results as follows:

	Group 2006 £m	Group 2005 £m
Profit before taxation	**246.7**	263.5
UK corporation tax at 30%	**(74.0)**	(79.0)
Effects of		
Expenses not deductible for taxation	**(3.6)**	(2.4)
Lower rate on overseas earnings	**3.0**	3.0
Adjustments in respect of previous years	**5.6**	3.7
Total taxation charge for the year	**(69.0)**	(74.7)
Effective tax rate (%)	**28.0**	28.3

8. Deferred taxation

The net deferred taxation asset is attributable to the following:

Group	Assets		Liabilities		Net	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Interest-bearing assets	**15.1**	38.0	**(10.8)**	-	**4.3**	38.0
Property, plant and equipment	**4.6**	5.5	**(3.6)**	(4.0)	**1.0**	1.5
Other assets	**1.1**	0.3	**(2.8)**	(7.5)	**(1.7)**	(7.2)
Interest-bearing liabilities	**-**	-	**(14.8)**	(40.3)	**(14.8)**	(40.3)
Other liabilities	**2.4**	0.8	**(2.9)**	(3.2)	**(0.5)**	(2.4)
Pensions and other employee benefits	**24.8**	38.1	**(7.4)**	-	**17.4**	38.1
	48.0	82.7	**(42.3)**	(55.0)	**5.7**	27.7
Offset	**(42.3)**	(55.0)	**42.3**	55.0	**-**	-
	5.7	27.7	**-**	-	**5.7**	27.7

Company	Assets		Liabilities		Net	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Interest-bearing assets	**13.7**	9.4	**(9.1)**	-	**4.6**	9.4
Property, plant and equipment	**3.4**	3.4	**-**	-	**3.4**	3.4
Other assets	**-**	-	**(2.6)**	(7.6)	**(2.6)**	(7.6)
Interest-bearing liabilities	**-**	-	**(14.8)**	(19.1)	**(14.8)**	(19.1)
Other liabilities	**-**	-	**-**	-	**-**	-
Pensions and other employee benefits	**24.8**	38.1	**(7.4)**	-	**17.4**	38.1
	41.9	50.9	**(33.9)**	(26.7)	**8.0**	24.2
Offset	**(33.9)**	(26.7)	**33.9**	26.7	**-**	-
	8.0	24.2	**-**	-	**8.0**	24.2

The movements in the Group's temporary differences during the year and previous year were as follows:

	At 1 January 2006 £m	**Recognised in income £m**	**Recognised in equity £m**	**At 31 December 2006 £m**
Interest-bearing assets	**38.0**	**(31.4)**	**(2.3)**	**4.3**
Property, plant and equipment	**1.5**	**(0.5)**	**-**	**1.0**
Other assets	**(7.2)**	**5.5**	**-**	**(1.7)**
Interest-bearing liabilities	**(40.3)**	**25.5**	**-**	**(14.8)**
Other liabilities	**(2.4)**	**1.9**	**-**	**(0.5)**
Pensions and other employee benefits	**38.1**	**(15.2)**	**(5.5)**	**17.4**
	27.7	**(14.2)**	**(7.8)**	**5.7**

	At 1 January 2005 £m	Recognised in income £m	Recognised in equity £m	At 31 December 2005 £m
Interest-bearing assets	24.2	13.8	-	38.0
Property, plant and equipment	6.8	(5.3)	-	1.5
Other assets	(13.6)	11.3	(4.9)	(7.2)
Interest-bearing liabilities	(27.4)	(12.9)	-	(40.3)
Other liabilities	(1.7)	(0.7)	-	(2.4)
Pensions and other employee benefits	29.3	0.7	8.1	38.1
	17.6	6.9	3.2	27.7

The movements in the Company's temporary differences during the year and previous year were as follows:

	At 1 January 2006 £m	**Recognised in income £m**	**Recognised in equity £m**	**At 31 December 2006 £m**
Interest-bearing assets	**9.4**	**(2.5)**	**(2.3)**	**4.6**
Property, plant and equipment	**3.4**	**-**	**-**	**3.4**
Other assets	**(7.6)**	**5.0**	**-**	**(2.6)**
Interest-bearing liabilities	**(19.1)**	**4.3**	**-**	**(14.8)**
Other liabilities	**-**	**-**	**-**	**-**
Pensions and other employee benefits	**38.1**	**(15.2)**	**(5.5)**	**17.4**
	24.2	**(8.4)**	**(7.8)**	**8.0**

Notes to the financial statements

8. Deferred taxation continued

	At 1 January 2005 £m	Recognised in income £m	Recognised in equity £m	At 31 December 2005 £m
Interest-bearing assets	(35.7)	45.1	-	9.4
Property, plant and equipment	4.7	(1.3)	-	3.4
Other assets	7.4	(10.1)	(4.9)	(7.6)
Interest-bearing liabilities	19.6	(38.7)	-	(19.1)
Other liabilities	0.7	(0.7)	-	-
Pensions and other employee benefits	29.3	0.7	8.1	38.1
	26.0	(5.0)	3.2	24.2

9. Dividends

Dividends recognised in the year were as follows:

	Group and Company		Group and Company	
	2006 Pence per share	2005 Pence per share	**2006 £m**	2005 £m
2004 final dividend	-	11.4	-	71.0
2005 interim dividend	-	6.0	-	37.7
2005 final dividend	**12.3**	-	**77.6**	-
2006 interim dividend	**6.6**	-	**41.6**	-
	18.9	17.4	**119.2**	108.7
Proposed final dividend (unaccrued)	**13.4**	12.3	**84.6**	77.6

On 12 February 2007 the Directors proposed that a dividend of 13.4 pence per share (2005: 12.3 pence) be paid on 4 May 2007 to shareholders on the Register at the close of business on 23 March 2007, making a total proposed dividend for the year of 20.0 pence (2005: 18.3 pence). A resolution to approve the payment of this dividend will be put to the shareholders at the Company's Annual General Meeting to be held on 24 April 2007. In accordance with IAS 10 "Events after the Balance Sheet Date" this proposed dividend has not been accrued in the Balance Sheet as it was not a liability at the Balance Sheet date.

10. Earnings per share

	Group 2006 pence	Group 2005 pence
Basic	**28.2**	30.1
Diluted	**28.1**	30.0

Earnings per share is calculated using the following amounts of profit attributable to equity shareholders:

	Group 2006 £m	Group 2005 £m
Profit for the financial year	**177.7**	188.8

Earnings per share is calculated using the number of ordinary shares as follows:

	Group 2006 Shares (m)	Group 2005 Shares (m)
Weighted average number of ordinary shares in issue	**630.2**	627.2
Dilutive effect of ordinary shares issuable under Company share schemes	**2.0**	1.5
Diluted weighted average number of ordinary shares	**632.2**	628.7

The diluted weighted average number of ordinary shares is calculated by assuming that all shares which could be issued as a result of existing share options and other share-based payment arrangements are in fact issued. Issuance of these additional shares would have no material impact on the Group's earnings.

Shares acquired by employee share trusts, which are deducted from retained earnings, have been excluded from the calculation of earnings per share as they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

11. Loans and advances to banks

At 31 December

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Loans and advances to banks include the following amounts which relate to items in the course of collection from other banks	**30.1**	34.4	**30.4**	22.7

12. Loans and advances to customers

At 31 December

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Net of impairment (see note 13)				
Advances secured on residential properties	**33,431.1**	28,478.5	**19,505.4**	14,307.8
Other secured advances	**2,700.6**	2,648.6	**2,741.4**	2,685.0
Amounts due from subsidiary undertakings	**-**	-	**19,648.7**	15,633.8
	36,131.7	31,127.1	**41,895.5**	32,626.6

13. Loan impairment loss

Group

	On residential mortgages £m	On commercial property and housing associations £m	Total £m
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2006	**46.1**	**2.3**	**48.4**
Write-offs	**(13.9)**	**-**	**(13.9)**
Impairment charge/(credit)	**15.4**	**(0.7)**	**14.7**
Discount unwind	**0.2**	**-**	**0.2**
	1.7	**(0.7)**	**1.0**
At 31 December 2006	**47.8**	**1.6**	**49.4**
The Income Statement charge/(credit) comprised			
Impairment charge/(credit)	**15.4**	**(0.7)**	**14.7**
Recoveries	**(7.5)**	**-**	**(7.5)**
Discount unwind	**0.2**	**-**	**0.2**
Total Income Statement charge/(credit)	**8.1**	**(0.7)**	**7.4**
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2005	38.9	3.1	42.0
Write-offs	(5.9)	-	(5.9)
Impairment charge/(credit)	12.8	(0.8)	12.0
Discount unwind	0.3	-	0.3
	7.2	(0.8)	6.4
At 31 December 2005	46.1	2.3	48.4
The Income Statement charge/(credit) comprised			
Impairment charge/(credit)	12.8	(0.8)	12.0
Recoveries	(6.6)	-	(6.6)
Discount unwind	0.3	-	0.3
Total Income Statement charge/(credit)	6.5	(0.8)	5.7

Notes to the financial statements

13. Loan impairment loss continued

Company

	On residential mortgages £m	On commercial property and housing associations £m	Total £m
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2006	**12.3**	**2.3**	**14.6**
Write-offs	**(5.7)**	**-**	**(5.7)**
Impairment charge/(credit)	**4.8**	**(0.7)**	**4.1**
	(0.9)	**(0.7)**	**(1.6)**
At 31 December 2006	**11.4**	**1.6**	**13.0**
The Income Statement credit comprised			
Impairment charge/(credit)	**4.8**	**(0.7)**	**4.1**
Recoveries	**(5.0)**	**-**	**(5.0)**
Total Income Statement (credit)	**(0.2)**	**(0.7)**	**(0.9)**

Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2005	14.0	3.1	17.1
Write-offs	(1.2)	-	(1.2)
Impairment credit	(0.5)	(0.8)	(1.3)
	(1.7)	(0.8)	(2.5)
At 31 December 2005	12.3	2.3	14.6
The Income Statement credit comprised			
Impairment credit	(0.5)	(0.8)	(1.3)
Recoveries	(5.1)	-	(5.1)
Total Income Statement credit	(5.6)	(0.8)	(6.4)

14. Secured funding

Group
At 31 December 2006

	Date of transaction	Securitised assets £m	Secured funding £m
Securitisations			
Aire Valley Finance (No.2) plc	**October 2000**	**465.4**	**453.2**
Aire Valley Mortgages 2004-1 plc*	**October 2004**	**1,775.0**	**1,775.0**
Aire Valley Mortgages 2005-1 plc*	**April 2005**	**998.5**	**998.5**
Aire Valley Mortgages 2006-1 plc*	**August 2006**	**2,430.1**	**2,430.1**
Aire Valley Warehousing 3 Ltd*	**December 2006**	**1,000.0**	**1,000.0**
		6,669.0	**6,656.8**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP*	**May 2004**	**1,945.7**	**1,342.0**
Bradford & Bingley Covered Bonds LLP*	**May 2006**	**3,018.7**	**2,082.1**
Bradford & Bingley Covered Bonds LLP*	**June 2006**	**351.9**	**242.7**
Bradford & Bingley Covered Bonds LLP*	**October 2006**	**614.0**	**423.5**
		5,930.3	**4,090.3**
Total		**12,599.3**	**10,747.1**

14. Secured funding continued

Group
At 31 December 2005

	Date of transaction	Securitised assets £m	Secured funding £m
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	620.7	618.0
Aire Valley Mortgages 2004-1 plc*	October 2004	1,775.0	1775.0
Aire Valley Warehousing 1 Ltd*	February 2005	512.5	500.0
Aire Valley Warehousing 2 Ltd*	February 2005	512.5	500.0
Aire Valley Mortgages 2005-1 plc*	April 2005	998.5	998.5
		4,419.2	4,391.5
Covered Bonds			
Bradford & Bingley Covered Bonds LLP*	May 2004	1,663.1	1,342.0
Total		6,082.3	5,733.5

*The Company held £12,133.9m of mortgage assets as at 31 December 2006 (2005: £5,461.6m) within loans and advances to customers to secure funding of £10,293.9m (2005: £5,115.5m).

A 'special purpose vehicle' ('SPV') is a structure comprising one or more legal entities, set up to act as a trust for debt investors, with the aim of obtaining financing outside the regulatory capital of the Group. The rights to mortgages are transferred to the SPV, which operates under a Trust Deed to distribute revenue and capital flows to the trust beneficiaries. The mortgages remain on the balance sheet of the mortgage issuer.

(a) Aire Valley Finance (No.2) plc
This SPV issued £1,000.0m of loan notes in October 2000 to purchase a £1,000.0m interest in mortgages. A start-up loan of £22.9m in the form of subordinated debt was provided by Bradford & Bingley plc. Secured assets at 31 December 2006 were £465.4m (2005: £620.7m), loan notes £453.2m (2005 £618.0m) and subordinated debt £23.0m (2005: £23.0m).

(b) Aire Valley Mortgages 2004-1 plc
This SPV issued £2,000.0m of multi-currency loan notes denominated in US Dollars, Euros and Sterling in October 2004 to purchase a £2,000.0m share in the Master Trust. In September 2005 £225.0m of loan notes were redeemed. At 31 December 2006 the value of the share in the Master Trust was £1,775.0m (2005: £1,775.0m).

(c) Aire Valley Mortgages 2005-1 plc
This SPV issued £998.5m of multi-currency loan notes denominated in US Dollars, Euros and Sterling in April 2005 to purchase a £998.5m share in the Master Trust. At 31 December 2006 the value of the share in the Master Trust was £998.5m (2005:£998.5m).

(d) Aire Valley Mortgages 2006-1 plc
This SPV issued £2,430.1m of multi-currency loan notes denominated in US Dollars, Euros and Sterling in August 2006 to purchase a £2,430.1m share in the Master Trust. At 31 December 2006 the value of the share in the Master Trust was £2,430.1m.

(e) Aire Valley Warehousing 1 Ltd and Aire Valley Warehousing 2 Ltd
This was a warehouse deal for £1,000.0m issued in February 2005 which matured in August 2006.

(f) Aire Valley Warehousing 3 Ltd
This is a warehouse deal issued in December 2006 for £1,000.0m to purchase a £1,000.0m share in the Master Trust, and expected to mature in 2008. At 31 December 2006 the value of the share in the Master Trust was £1,000.0m.

(g) Bradford & Bingley Covered Bonds LLP
The covered bond was launched in May 2004 with the issue of a Euro 2,000.0m note as part of a Euro 10,000.0m programme, with bullet maturity in May 2010. A covered bond is a full recourse debt instrument secured against a pool of eligible mortgages. Bradford & Bingley Covered Bonds LLP, a Limited Liability Partnership, was formed, and a trustee was appointed to ensure compliance with the covered bond rules. The pool of mortgages remains on the balance sheet of the mortgage issuer. This covered bond structure represents a revolving credit agreement, the value of qualifying mortgages cannot fall below the value of the loan notes, and qualifying loans are taken into the partnership to ensure this. The covered bond programme issued a further series of loan notes during the year:
In May 2006: Euro 1,000.0m with bullet maturity in May 2011 and Euro 2,000.0m with bullet maturity in May 2016.
In June 2006: CHF 300.0m with bullet maturity in June 2012 and CHF 250.0m with bullet maturity in June 2016.
In October 2006: CHF 250.0m with bullet maturity in October 2010, CHF 300.0m with bullet maturity in October 2013, CHF 250.0m with bullet maturity in October 2018 and CHF 200.0m with bullet maturity in October 2031.
As at 31 December 2006 the funding of £4,090.3m (2005: £1,342.0m) was secured against £5,930.3m (2005: £1,663.1m) of mortgages.

Notes to the financial statements

19. Property, plant and equipment continued

Company

	Land and buildings £m	Equipment, fixtures and vehicles £m	Total £m
Cost			
At 1 January 2006	**96.6**	**92.7**	**189.3**
Additions	**0.2**	**5.7**	**5.9**
Disposals	**(3.7)**	**(15.7)**	**(19.4)**
At 31 December 2006	**93.1**	**82.7**	**175.8**
Depreciation			
At 1 January 2006	**30.3**	**77.7**	**108.0**
Depreciation charge for the year	**1.1**	**5.2**	**6.3**
Disposals	**(2.4)**	**(15.6)**	**(18.0)**
At 31 December 2006	**29.0**	**67.3**	**96.3**
Net book value			
At 1 January 2006	**66.3**	**15.0**	**81.3**
At 31 December 2006	**64.1**	**15.4**	**79.5**
Cost			
At 1 January 2005	100.1	90.3	190.4
Additions	-	7.2	7.2
Disposals	(3.5)	(4.8)	(8.3)
At 31 December 2005	96.6	92.7	189.3
Depreciation			
At 1 January 2005	30.6	78.1	108.7
Depreciation charge for the year	1.1	4.2	5.3
Disposals	(1.4)	(4.6)	(6.0)
At 31 December 2005	30.3	77.7	108.0
Net book value			
At 1 January 2005	69.5	12.2	81.7
At 31 December 2005	66.3	15.0	81.3

Sale proceeds from asset disposals were £0.5m (2005: £0.7m) resulting in a loss on sale of £nil (2005: £0.1m loss) which has been charged in the Income Statement to depreciation and amortisation. In addition, sale proceeds from the sale and leaseback of land and buildings were £6.6m (2005: £9.6m) resulting in a profit of £5.7m (2005: £8.1m) which has been included in the Income Statement in non-operating income.

20. Intangible assets

	Group £m	Company £m
Cost		
At 1 January 2006	**102.8**	**62.6**
Additions	**18.7**	**11.5**
Disposals	**(7.2)**	**(7.2)**
At 31 December 2006	**114.3**	**66.9**
Amortisation		
At 1 January 2006	**55.3**	**48.9**
Amortisation charge for the year	**11.0**	**3.3**
Disposals	**(7.2)**	**(7.2)**
At 31 December 2006	**59.1**	**45.0**
Net book value		
As at 1 January 2006	**47.5**	**13.7**
As at 31 December 2006	**55.2**	**21.9**
Cost		
At 1 January 2005	79.1	57.1
Additions	24.9	6.6
Transfers from subsidiary undertakings	-	0.1
Disposals	(1.2)	(1.2)
At 31 December 2005	102.8	62.6
Amortisation		
At 1 January 2005	50.0	48.6
Amortisation charge for the year	6.5	1.5
Disposals	(1.2)	(1.2)
At 31 December 2005	55.3	48.9
Net book value		
At 1 January 2005	29.1	8.5
At 31 December 2005	47.5	13.7

All of the intangible assets purchased during 2005 and 2006 were acquired separately, not as part of business acquisitions.

21. Deposits by banks

At 31 December

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Deposits by banks include the following amounts which relate to items in the course of transmission	**106.7**	90.7	**105.0**	83.0

At 31 December 2006 £10.2m (2005: £nil) of the Group's deposits by banks, and £10.2m (2005: £nil) of those of the Company, were carried at fair value, and the remainder at amortised cost.

22. Customer accounts

At 31 December

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Amounts due to subsidiary undertakings	**-**	-	**15,334.9**	8,237.5
Other	**22,201.0**	21,050.1	**19,207.9**	18,546.0
	22,201.0	21,050.1	**34,542.8**	26,783.5

At 31 December 2006 £34.1m (2005: £5.1m) of the Group's customer accounts, and £34.1m (2005: £5.1m) of those of the Company, were carried at fair value, and the remainder at amortised cost.

23. Debt securities in issue

At 31 December

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Bonds and medium term notes	**10,296.0**	7,970.3	**10,296.0**	7,937.6
Other debt securities in issue	**7,545.3**	6,607.3	**950.5**	2,243.5
	17,841.3	14,577.6	**11,246.5**	10,181.1

At 31 December 2006 £12,250.0m (2005: £8,928.6m) of the Group's debt securities in issue, and £7,118.1m (2005: £6,197.0m) of those of the Company, were carried at fair value, and the remainder at amortised cost.

Notes to the financial statements

24. Other liabilities

At 31 December	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Income tax	**42.5**	41.0	**41.3**	40.3
Surplus conversion shares	**26.2**	27.7	**26.2**	27.7
Other creditors	**46.9**	72.1	**40.4**	61.8
	115.6	140.8	**107.9**	129.8

The income tax liability comprises taxes deducted at source from interest paid to investors, and from remuneration of employees and Directors.

25. Accruals and deferred income

At 31 December	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Accrued interest on subordinated liabilities	**19.6**	19.0	**25.8**	24.7
Deferred income	**2.8**	3.5	**2.8**	3.5
Other	**62.0**	105.7	**55.5**	76.4
	84.4	128.2	**84.1**	104.6

26. Post-retirement benefit obligations

(a) Pension schemes
The Group operates a closed defined benefit staff pension scheme, the Bradford & Bingley Staff Pension Scheme ("the principal scheme"), which is administered by trustees. The funds are independent from those of the Group. The normal pension age of employees in the schemes is 65.

The Group also operates a defined contribution scheme, the Bradford & Bingley Group Pension Plan. The funds of this scheme are independent from those of the Group. The Group and Company had no liabilities or prepayments associated with the defined contribution scheme at 31 December 2006 (2005: £nil). The cost to the Group of the defined contribution scheme was £1.2m (2005: £1.4m) and the cost to the Company was £0.9m (2005: £1.1m).

(b) Other post-retirement benefits
The Group provides healthcare benefits to some of its pensioners. The healthcare benefits are provided through a post-retirement medical scheme into which the Company contributes 100% towards the cost of providing medical expense benefits for members who retired before 1 January 1996 and 50% for members who retired after this date. The total number of members of the scheme as at 31 December 2006 was 557 (2005: 579). Private medical costs are assessed in accordance with the advice of a qualified actuary.

(c) Accounting treatment
The Group accounts for post-retirement benefit costs in accordance with IAS 19 (amended) issued in December 2004. The full net actuarial deficit is carried on the Group and Company Balance Sheets, and actuarial gains and losses are taken to Group and Company retained earnings rather than being charged or credited in the Income Statement. The actuarial gain recognised in Group and Company retained earnings during the year was £20.1m (2005: loss £26.0m).

More than one employing Group entity contributes to the pension schemes. As there is no contractual agreement or stated policy for charging the net defined benefit cost to individual Group entities the net defined benefit cost is recognised in the Financial Statements of the Company (being the sponsoring entity) while other individual Group entities, in their individual Financial Statements, recognise a cost equal to their contributions payable for the period.

(d) Employee benefit obligations
The amounts carried in the Group and Company Balance Sheets are as follows:

At 31 December	Defined benefit pension plans 2006 £m	Defined benefit pension plans 2005 £m	Post-retirement medical benefits 2006 £m	Post-retirement medical benefits 2005 £m	Total 2006 £m	Total 2005 £m
Present value of funded obligations	**621.9**	604.2	**10.6**	8.7	**632.5**	612.9
Fair value of plan assets	**(549.3)**	(500.7)	**-**	-	**(549.3)**	(500.7)
Net liability	**72.6**	103.5	**10.6**	8.7	**83.2**	112.2
Amounts carried in the Balance Sheet						
Liabilities	**72.6**	103.5	**10.6**	8.7	**83.2**	112.2
Assets	**-**	-	**-**	-	**-**	-
Net liability	**72.6**	103.5	**10.6**	8.7	**83.2**	112.2

26. Post-retirement benefit obligations continued

(d) Employee benefit obligations continued

The amounts recognised in the Group Income Statement are as follows:

	Defined benefit pension plans		Post-retirement medical benefits			Total
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Current service cost	**7.5**	8.6	**0.1**	0.1	**7.6**	8.7
Interest on plan obligations	**28.3**	26.5	**0.4**	0.6	**28.7**	27.1
Expected return on plan assets	**(29.1)**	(26.4)	**-**	-	**(29.1)**	(26.4)
Past service costs	**-**	0.8	**-**	-	**-**	0.8
Gains on curtailments	**-**	-	**-**	(0.6)	**-**	(0.6)
	6.7	9.5	**0.5**	0.1	**7.2**	9.6
Actual return on plan assets	**45.7**	76.9	**-**	-	**45.7**	76.9

All amounts above have also been recognised in the Company Income Statement with the exception of £1.7m (2005: £1.8m) of the current service cost which has been recognised within other Group companies.

Changes in the present value of the defined benefit obligations were as follows:

	Defined benefit pension plans		Post-retirement medical benefits			Total
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Opening defined benefit obligations	**604.2**	500.2	**8.7**	11.3	**612.9**	511.5
Current service cost	**7.5**	8.6	**0.1**	0.1	**7.6**	8.7
Contributions by employees	**0.9**	0.4	**-**	-	**0.9**	0.4
Interest on plan obligations	**28.3**	26.5	**0.4**	0.6	**28.7**	27.1
Past service costs	**-**	0.8	**-**	-	**-**	0.8
Gains on curtailments	**-**	-	**-**	(0.6)	**-**	(0.6)
Actuarial (gain)/loss	**(5.3)**	78.8	**1.8**	(2.3)	**(3.5)**	76.5
Benefits paid	**(13.7)**	(11.1)	**(0.4)**	(0.4)	**(14.1)**	(11.5)
Closing defined benefit obligations	**621.9**	604.2	**10.6**	8.7	**632.5**	612.9

Changes in the fair value of plan assets were as follows:

	Defined benefit pension plans		Post-retirement medical benefits			Total
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Opening fair value of plan assets	**500.7**	426.9	**-**	-	**500.7**	426.9
Expected return on plan assets	**29.1**	26.4	**-**	-	**29.1**	26.4
Contributions by employing entities	**14.9**	7.6	**0.4**	0.4	**15.3**	8.0
Contributions by employees	**0.9**	0.4	**-**	-	**0.9**	0.4
Actuarial gain	**16.6**	50.5	**-**	-	**16.6**	50.5
Benefits paid	**(12.9)**	(11.1)	**(0.4)**	(0.4)	**(13.3)**	(11.5)
Closing fair value of plan assets	**549.3**	500.7	**-**	-	**549.3**	500.7

The Group expects to contribute £6.2m to its defined benefit pension plans in 2007.

The major categories of plan assets as a percentage of total plan assets are as follows:

At 31 December	**2006**	2005
Equities	**47%**	46%
Property	**15%**	14%
Bonds	**7%**	5%
Gilts	**26%**	30%
Cash and other	**5%**	5%
	100%	100%

Notes to the financial statements

26. Post-retirement benefit obligations continued

(d) Employee benefit obligations continued

The principal actuarial assumptions (expressed as weighted averages) were as follows:

	2006	2005
To determine benefit obligations		
Discount rate at 31 December	**5.1%**	4.7%
Future pension increases	**3.1%**	2.8%
Rate of salary increase	**5.1%**	4.8%
To determine the net pension cost		
Expected return on plan assets	**5.8%**	6.2%
Discount rate	**4.7%**	5.3%
Rate of salary increase	**4.8%**	4.8%
For post-retirement medical plan		
Discount rate	**5.1%**	4.7%
Inflation	**3.1%**	2.8%
Medical cost trend for 2006	**7.3%**	8.0%
Medical cost trend falling linearly for 2007 - 2011	**7.3% to 4.5%**	8.0% to 4.5%
Medical cost trend from 2012	**4.5%**	4.5%

In determining the expected long-term return on plan assets the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term return for the portfolio.

The principal assumptions made on life expectancy were for both active members and retired members to use PA92 (YOB) base rated up by 2 years. As an illustration of the mortality rates used, the future life expectancies from age 60 are shown below:

	Male	Female
Non-retired members' life mortality*	25.9	28.7
Retired members' life expectancy**	23.8	26.8

*based on 1965 year of birth.
**based on 1935 year of birth.

Sensitivity

The following table illustrates the sensitivity of the pension scheme defined benefit obligation to four key assumptions: the discount rate, the rate of inflation, the rate of salary growth and the mortality assumption.

Assumption	Change in Assumption	Impact on Benefit Obligation
Discount rate	Decrease by 0.5%	Increase by 12.5%
Inflation	Increase by 0.5%	Increase by 10.9%
Salary growth above inflation	Increase by 0.5%	Increase by 1.8%
Mortality	Decrease by 1 year	Increase by 2.4%

If the assumptions were to change by the same amount in the opposite direction to those illustrated, the benefit obligation would decrease by a similar percentage to those shown in the table in each case.

Assumed healthcare cost trend rates have an effect on the amounts recognised in staff costs. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	2006 £m	2005 £m
Effect on the aggregate of service cost and interest cost	**0.1**	0.1
Effect on defined benefit obligations	**1.9**	1.8

	2006 £m	2005 £m
Experience adjustments on post-retirement medical plan liabilities	**0.1**	0.1

27. Provisions

Group and Company

	Empty leasehold premises £m	Compensation claims £m	Restructuring costs £m	Pension review £m	Total £m
At 1 January 2006	**1.1**	**25.0**	**8.1**	**0.7**	**34.9**
Charged in the year	**2.0**	**89.4**	**-**	**-**	**91.4**
Utilised in the year	**(0.4)**	**(29.5)**	**(1.0)**	**(0.6)**	**(31.5)**
At 31 December 2006	**2.7**	**84.9**	**7.1**	**0.1**	**94.8**

27. Provisions continued

Empty leasehold premises

The empty leasehold premises provision relates to properties which as at the Balance Sheet date were no longer used for trading but were subject to a lease agreement. The provision is based on either known or forecast future rental expenditure; the rental payments are due to be made during the period 2007 to 2015.

Compensation claims

Compensation claims relate to potential payments to customers for business written in the past by the Group's independent advisory business. The provision is calculated on the basis of a reasonable estimate of the size and expected timing of claims. Notwithstanding this, external factors such as the performance of the stock market and market agitation could influence both the size and timing of payments.

Restructuring costs

Other restructuring costs relate to redundancies and contract terminations which had occurred by the Balance Sheet date. The provision represents amounts expected to be paid in 2007. It also includes a provision for an insurance premium to cover the professional indemnity liability associated with businesses disposed of during 2004; the liability will run off over the next four years.

Pension review

The pension review provision has been established to cover compensation payable in connection with phases one and two of the pension review and also a review of free-standing additional voluntary contributions. The provision represents an estimate of the amount to be expended during 2007.

28. Subordinated liabilities

At 31 December	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Dated				
Sterling subordinated notes due 2010	**128.5**	132.2	**128.5**	132.2
Sterling step-up subordinated notes due 2011	-	128.1	-	128.1
Sterling perpetual subordinated notes due 2013	**240.0**	250.0	**240.0**	250.0
Sterling fixed rate step-up subordinated notes due 2018	**246.2**	-	**246.2**	-
Sterling perpetual subordinated notes due 2019	**202.4**	214.3	**202.4**	214.3
Sterling fixed rate step-up subordinated notes due 2022	**198.2**	208.6	**198.2**	208.6
Sterling subordinated notes due 2023	**126.7**	126.5	**126.7**	126.5
Sterling perpetual subordinated notes due 2032	-	-	**165.2**	174.3
Sterling subordinated notes due 2054	-	-	**149.6**	150.0
	1,142.0	1,059.7	**1,456.8**	1,384.0
Undated				
13% sterling perpetual subordinated bonds	**55.0**	55.0	**55.0**	55.0
11.625% sterling perpetual subordinated bonds	**50.0**	50.0	**50.0**	50.0
	1,247.0	1,164.7	**1,561.8**	1,489.0

The carrying values of the liabilities are on an effective interest rate basis which takes into account issue costs. The carrying values of hedged items also include adjustments to reflect changes in the fair value of hedged risks.
The sterling subordinated notes due 2010 pay interest at a rate of 7.625% per annum until their maturity. The sterling step-up subordinated notes due 2011 paid interest at a rate of 8.375% per annum until 26 December 2006 when the Company redeemed them on the call date. The sterling perpetual subordinated notes due 2013 pay interest at a rate of 5.625% and are redeemable by the issuer at its option on 20 December 2013 and on each fifth anniversary thereafter. The sterling fixed rate step-up subordinated notes due 2018 pay interest at a rate of 5.5% per annum until 15 January 2013 when the Company may either redeem them or pay interest at a rate of 0.83% above three month GBP LIBOR. The sterling perpetual subordinated notes due 2019 pay interest at a rate of 6% and are redeemable by the issuer at its option on 10 December 2019 and on each fifth anniversary thereafter. The sterling fixed rate step-up subordinated notes due 2022 pay interest at a rate of 5.75% per annum until 12 December 2017 when the Company may either redeem them, as above, or pay a rate of interest 2% above the relevant five year gilt. The sterling subordinated notes due 2023 pay interest at a rate of 6.625% until their maturity. The sterling perpetual subordinated notes due 2032 pay interest at a rate of 6.462% until 2 June 2032 when the Company may redeem them, as above, or pay a rate of interest 2.3% above the relevant five year gilt. The sterling subordinated notes due 2054 pay interest quarterly at a rate of 1.3% above three month GBP LIBOR, and can be redeemed at the option of the Company on the March 2015 interest payment date or any subsequent interest payment date. Interest on both issues of perpetual subordinated bonds, which have no maturity date, is payable half-yearly in arrears

None of the subordinated liabilities can be repaid at the borrower's option, except as stated above. The rights of repayment of the holders of the subordinated debt, including perpetual subordinated bonds, are subordinated to the claims of all depositors and creditors as regards the principal and interest thereon.
Interest incurred by the Group in 2006 with respect to subordinated liabilities was £79.9m (2005:£78.8m) and interest incurred by the Company was £98.6m (2005: £95.6m).

29. Other capital instruments

At 31 December	Group 2006 £m	Group 2005 £m
Perpetual preferred securities	**165.2**	174.3
	165.2	174.3

The carrying values of hedged items include adjustments to reflect changes in the fair value of hedged risks. As this is a fixed rate instrument, a hedge is used to limit the exposure to changes in fair value arising due to movements in market interest rates.
On 29 May 2002 £150.0m (£148.5m net of expenses) of 6.462% guaranteed, non-voting, non-cumulative, perpetual preferred securities, Series A, were issued through Bradford & Bingley Capital Funding L.P., a Jersey based Limited Partnership. These securities are not subject to any mandatory redemption provisions and qualify as Tier 1 regulatory capital; they are redeemable by the issuer at its option on 2 June 2032 and on each fifth anniversary thereafter. They have a fixed coupon and, if not redeemed in 2032, the coupon will be reset at a rate equal to the sum of the relevant five year benchmark gilt rate plus a margin of 2.3% per annum. The Group is not obliged to, and will not, make any payments to the holders of the preferred securities other than those to which the holders of these securities are entitled under the terms of the preferred securities. Interest incurred in 2006 in respect of these securities was £9.7m (2005: £9.7m).

Notes to the financial statements

30. Share capital

Group and Company ordinary shares of 25p each:

	2006	2005	2006	2005
	Number of shares (m)		£m	£m
Ordinary shares authorised as at 1 January and 31 December	**882.0**	882.0	**220.5**	220.5
Ordinary shares issued and fully paid as at 1 January	**634.4**	634.1	**158.6**	158.5
Ordinary shares issued during the year	-	0.3	-	0.1
Ordinary shares issued and fully paid as at 31 December	**634.4**	634.4	**158.6**	158.6

0.3m ordinary shares were issued during 2005 to the Bradford & Bingley Employees' Share Trust for a total of £1.1m.
At 31 December 2006 the market price of Bradford & Bingley plc shares was 470.25p (2005: 410.50p).
As at 31 December 2006 3,547,889 of the Company's shares (2005: 6,153,250) were held by trusts for the purpose of satisfying the obligations of incentive plans; further details of these incentive plans are given below. The cost to the Group of these shares is accounted for as a deduction from retained earnings of £10.4m (2005: £18.2m).
The Company has one class of shares: ordinary shares of 25p each, ranking equally in respect of rights attaching to voting, dividends and in the event of a winding-up.

Bradford & Bingley Employees' Share Trust

On 3 October 2000 the Company established an offshore employee share trust, the Bradford & Bingley Employees' Share Trust, for the purpose of receiving monies and acquiring shares to be used in conjunction with any employee share schemes established by the Company. At 31 December 2006 the trustee of this trust, Halifax EES Trustees International Limited, held 3,320,380 (2005: 4,512,760) shares to satisfy share awards and options which have been made or are to be made in accordance with the rules of the employee share schemes established by the Company. The trust has waived in full its rights to receive dividends on the shares held except in respect of the Executive Incentive Plan where dividends are received in full by the trust and distributed to the underlying beneficial holders of the shares. This trust currently holds shares relating to the Executive Share Option Scheme, the Employees' Restricted Share Bonus Plan, the Performance Share Plan and the Executive Incentive Plan which are detailed in note 6.

Executive Share Option Scheme

Grants of approved and unapproved share options were made under the rules of the Bradford & Bingley 2000 Share Option Scheme as detailed in note 6. The shares are exercisable subject to the achievement of a performance target linked to an increase in the Company's earnings per share. The options over shares are exercisable over the period of three to ten years after the date of the grant. At the year end there were options outstanding over 772,222 (2005: 1,463,332) shares.

Sharesave Scheme

The Company operates the Bradford & Bingley 2000 Sharesave Scheme, an Inland Revenue approved, all-employee Save As You Earn share option scheme. Grants of share options under this scheme were made as detailed in note 6. The option prices represent a 20% discount to the market price on the date of the grant. There were 1,406 three year and 479 five year savings contracts in place at the end of 2006 represented by a total of 2,355,725 shares under option (2005: 3,273,764). A further invitation to participate in the scheme will be issued in February 2007.

On 8 December 2000 the Bradford & Bingley Qualifying Employee Share Ownership Trust was established to acquire shares for employees, including Directors, to satisfy options exercised under the Sharesave Scheme. At 31 December 2006 the Trust held a total of 227,509 shares (2005: 1,640,490) to satisfy options which are expected to be exercised under the Sharesave Scheme. In respect of dividends arising on the shares held, the Trust has waived its rights to all but 0.0001 pence per share. No funds to acquire shares were provided by the Company to the Trust during 2006 (2005: £nil).

Employees' Restricted Share Bonus Plan

In April 2002 the Employees' Restricted Share Bonus Plan was established to allocate shares to employees following the achievement of specified performance measures. The shares will be released to the individuals in tranches annually in the three years following the allocation or on the third anniversary of the award, depending on the conditions under which they were awarded, and subject to them remaining employed by the Company on the anniversary dates. At the year end there were 126,080 share allocations outstanding (2005: 223,145).

Performance Share Plan

Shares were awarded under the rules of the Bradford & Bingley 2000 Performance Share Plan as detailed in note 6. The shares will be released to the individuals after the end of the performance period subject to the achievement of a performance criterion which measures the performance of the Company against a peer group of companies. The number of outstanding share awards at the year end was 1,034,950 (2005: 2,084,082).

Executive Incentive Plan

The Executive Incentive Plan 2004 was established to provide a replacement to the short and long term incentive plans for senior executives. The short term element consists of a cash payment based on the achievement of pre-determined short term performance measures and an equivalent amount of deferred shares that are held in trust for three years. Dividends receivable on the deferred shares are paid to the underlying beneficial owners of the shares. After three years the long term element of the scheme may be applied in the form of an additional award of matching shares subject to earnings per share growth. Matching share awards will be made when compound earnings per share growth is between RPI plus 3% and RPI plus 8%. The maximum number of matching shares will be three matching shares for each deferred share. At 31 December 2006 there were 586,088 deferred shares held in trust (2005: 341,990).

31. Reconciliation of changes in equity

Group

	Share capital £m	Share premium reserve £m	Capital redemption reserve £m	Available-for-sale reserve £m	Cash flow hedge reserve £m	Retained earnings £m	Attributable to equity holders £m
At 1 January 2006	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**
Net change in available-for-sale instruments	-	-	-	(7.7)	-	-	(7.7)
Net change in cash flow hedges	-	-	-	-	4.8	-	4.8
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	14.1	14.1
Net gains/(losses) not recognised in the Income Statement	-	-	-	(7.7)	4.8	14.1	11.2
Profit for the financial year	-	-	-	-	-	177.7	177.7
Total recognised income	-	-	-	(7.7)	4.8	191.8	188.9
Dividends	-	-	-	-	-	(119.2)	(119.2)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	7.8	7.8
Fair value of share options taken to share option reserve	-	-	-	-	-	4.6	4.6
Deficit on share option exercises	-	-	-	-	-	(2.5)	(2.5)
At 31 December 2006	**158.6**	**4.9**	**25.0**	**(1.5)**	**20.6**	**1,212.3**	**1,419.9**

Group

	Share capital £m	Share premium reserve £m	Capital redemption reserve £m	Available-for-sale reserve £m	Cash flow hedge reserve £m	Retained earnings £m	Attributable to equity holders £m
At 1 January 2005	158.5	3.9	25.0	(9.0)	-	1,057.2	1,235.6
Net change in available-for-sale instruments	-	-	-	15.2	-	-	15.2
Net change in cash flow hedges	-	-	-	-	15.8	-	15.8
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	(18.2)	(18.2)
Net gains/(losses) not recognised in the Income Statement	-	-	-	15.2	15.8	(18.2)	12.8
Profit for the financial year	-	-	-	-	-	188.8	188.8
Total recognised income	-	-	-	15.2	15.8	170.6	201.6
Dividends	-	-	-	-	-	(108.7)	(108.7)
Issue of share capital to Employees' Share Trust	0.1	1.0	-	-	-	(1.1)	-
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	8.5	8.5
Fair value of share options taken to share option reserve	-	-	-	-	-	4.5	4.5
Deficit on share option exercises	-	-	-	-	-	(1.2)	(1.2)
At 31 December 2005	158.6	4.9	25.0	6.2	15.8	1,129.8	1,340.3

Company

	Share capital £m	Share premium reserve £m	Capital redemption reserve £m	Available-for-sale reserve £m	Cash flow hedge reserve £m	Retained earnings £m	Attributable to equity holders £m
At 1 January 2006	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**925.2**	**1,135.7**
Net change in available-for-sale instruments	-	-	-	(7.6)	-	-	(7.6)
Net change in cash flow hedges	-	-	-	-	4.8	-	4.8
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	14.1	14.1
Net gains/(losses) not recognised in the Income Statement	-	-	-	(7.6)	4.8	14.1	11.3
Profit for the financial year	-	-	-	-	-	151.4	151.4
Total recognised income	-	-	-	(7.6)	4.8	165.5	162.7
Dividends	-	-	-	-	-	(119.2)	(119.2)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	7.8	7.8
Fair value of share options taken to share option reserve	-	-	-	-	-	4.6	4.6
Deficit on share option exercises	-	-	-	-	-	(2.5)	(2.5)
At 31 December 2006	**158.6**	**4.9**	**25.0**	**(1.4)**	**20.6**	**981.4**	**1,189.1**

Notes to the financial statements

31. Reconciliation of changes in equity continued

Company	Share capital £m	Share premium reserve £m	Capital redemption reserve £m	Available-for-sale reserve £m	Cash flow hedge reserve £m	Retained earnings £m	Attributable to equity holders £m
At 1 January 2005	158.5	3.9	25.0	(9.0)	-	880.6	1,059.0
Net change in available-for-sale instruments	-	-	-	15.2	-	-	15.2
Net change in cash flow hedges	-	-	-	-	15.8	-	15.8
Actuarial losses on post-retirement benefit obligations	-	-	-	-	-	(18.2)	(18.2)
Net gains/(losses) not recognised in the Income Statement	-	-	-	15.2	15.8	(18.2)	12.8
Profit for the financial year	-	-	-	-	-	160.8	160.8
Total recognised income	-	-	-	15.2	15.8	142.6	173.6
Dividends	-	-	-	-	-	(108.7)	(108.7)
Issue of share capital to Employees' Share Trust	0.1	1.0	-	-	-	(1.1)	-
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	8.5	8.5
Fair value of share options taken to share option reserve	-	-	-	-	-	4.5	4.5
Deficit on share option exercises	-	-	-	-	-	(1.2)	(1.2)
At 31 December 2005	158.6	4.9	25.0	6.2	15.8	925.2	1,135.7

The share premium reserve represents the excess of the consideration received for issued shares over the nominal value of those shares, net of transaction costs.
The capital redemption reserve was created on the sale of surplus conversion shares and to maintain the total amount of capital when shares were repurchased by the Company.
The available-for-sale reserve represents cumulative fair value movements on assets which are still held at the Balance Sheet date and are classified as available-for-sale.
The cash flow hedge reserve represents cumulative fair value movements on financial instruments which are still held at the Balance Sheet date and are effective cash flow hedges.

32. Capital commitments

At 31 December	Group and Company 2006 £m	2005 £m
Capital expenditure contracted for but not provided for	**1.1**	2.3

33. Operating lease commitments

At 31 December	Group and Company 2006 £m	2005 £m
The amounts of rentals payable under non-cancellable operating leases are as follows:		
Payable in less than one year	**7.6**	7.5
Payable in between one and five years	**24.5**	23.4
Payable after more than five years	**35.9**	32.9
Total payable	**68.0**	63.8

These operating leases relate to land and buildings and equipment.

34. Other commitments

At 31 December	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Irrevocable undrawn loan facilities	**2,305.7**	2,288.8	**522.0**	756.6
Partly paid share capital in subsidiary entity	-	-	-	7.8
	2,305.7	2,288.8	**522.0**	764.4

The Company has provided a number of financial guarantees to other Group companies. The Directors do not expect any claims to be made against the Company under these guarantees and hence no provision has been made.

35. Critical accounting estimates

In preparation of the Group's and Company's Financial Statements, estimates are made which affect the reported amounts of assets and liabilities; estimates are kept under continuous evaluation. Estimates and judgements are based on historical experience, expectations of future events and other factors.

Post-retirement benefit obligations
The net deficit in respect of post-retirement benefit obligations is carried on the Balance Sheet. The value of this obligation is calculated by the Group's actuaries using the assumptions set out in note 26. Note 26 also discloses the sensitivity of the benefit obligations to changes in certain key assumptions.

Effective interest rate
Loans and advances to customers are accounted for on an effective interest rate basis, under which the income is spread over the loan's expected life. On a quarterly basis, models are reviewed to re-assess expected life by portfolio of products, based upon actual redemptions by product. If the estimated average life of a loan were increased or reduced by one month the Balance Sheet amount of loans and advances to customers at 31 December 2006 would be higher by £4.0m or lower by £4.0m respectively.

35. Critical accounting estimates continued

Loan impairment

The Group reviews its loan impairment on a quarterly basis. Impairment models use historical loss experience to provide both probabilities of defaults and property forced sale discounts across a portfolio of products. In addition, management applies a risk weighted view on additional factors, such as specific fraud cases. If average house prices were to increase or decrease by 5% the reported impairment at 31 December 2006 would be £11.1m lower or £11.9m higher respectively.

36. Related party disclosures

The key management personnel of the Group and Company are the Company's Executive and Non-Executive Directors and senior managers. The Group and Company have related party relationships with the key management personnel and with the Group's pension schemes. In addition, the Company has related party relationships with its subsidiary undertakings; the Company's principal subsidiaries are listed in note 17, and transactions between the Company and its subsidiaries are on arms' length terms.

The Directors' Remuneration Report on pages 36 to 38 gives details of the Company's Directors' salaries, fees, pension entitlements, share options, share plans, other incentives and other benefits. Further details of the accounting treatment of pensions are given in note 26, and further details of the accounting treatment of share-based payments in note 6. The Directors' interests in the Company's shares are shown on page 24, and the Directors were paid the declared dividends in respect of those shares.

Details of the Group's and Company's transactions and balances with the Group's pension schemes are given in note 26. There were no amounts due to or from the schemes at 31 December 2006 (2005: £nil).

A summary of the remuneration of the key management personnel is as follows; these amounts include the remuneration of the Directors which is set out in detail on pages 36 to 38.

	Group and Company	
	2006 £000	2005 £000
Salaries and other short-term benefits	**3,850**	3,710
Termination benefits	**434**	341
Post-employment benefits	**226**	696
Share-based payment	**1,425**	1,187
Total (included within note 4)	**5,935**	5,934

The balances due from related parties and volumes of transactions were as follows:

Group

	Key personnel	
	2006 £000	2005 £000
Debtors outstanding at 1 January	**292**	298
Net movement over the year	**(60)**	(6)
Debtors outstanding at 31 December	**232**	292
Interest earned	**13**	12

Company

	Subsidiaries		Key personnel	
	2006 £m	2005 £m	**2006 £000**	2005 £000
Debtors outstanding at 1 January	**15,633.8**	10,353.8	**26**	31
Net movement over the year	**4,014.9**	5,280.0	**(26)**	(5)
Debtors outstanding at 31 December	**19,648.7**	15,633.8	**-**	26
Interest earned	**972.5**	786.1	**-**	2

The balances with key personnel are mortgages issued on the Group's usual commercial terms, included within 'loans and advances to customers'. The debtors due from subsidiary undertakings are generally repayable on demand, pay interest at a commercial LIBOR-related rate, and are included within 'loans and advances to customers'. No impairment has been recognised on any of these balances.

The balances due to related parties and volumes of transactions were as follows:

Group

	Key personnel	
	2006 £000	2005 £000
Creditors outstanding at 1 January	**540**	256
Net movement over the year	**(199)**	284
Creditors outstanding at 31 December	**341**	540
Interest expense	**16**	14

Notes to the financial statements

36. Related party disclosures continued

Company

	Subsidiaries 2006 £m	Subsidiaries 2005 £m	Key personnel 2006 £000	Key personnel 2005 £000
Creditors outstanding at 1 January	**8,237.5**	4,571.8	**540**	256
Net movement over the year	**7,097.4**	3,665.7	**(199)**	284
Creditors outstanding at 31 December	**15,334.9**	8,237.5	**341**	540
Interest expense	**336.5**	357.8	**16**	14

The balances with key personnel are savings products issued on the Group's usual commercial terms, included within 'customer accounts'. The creditors due to subsidiary undertakings are generally repayable on demand, bear interest at a commercial LIBOR-related rate, and are included within 'customer accounts'.

In addition to the interest income and expense shown above, the Company had other transactions with its subsidiaries as follows:

	2006 £m	2005 £m
Dividend income	**39.6**	40.2
Management charges	**2.1**	6.2
Other	**1.4**	0.9
	43.1	47.3

37. Events after the Balance Sheet date

As shown in note 9, on 12 February 2007 the Directors proposed the payment of a dividend of 13.4 pence per share.

38. Financial instruments

(a) Fair values of financial assets and financial liabilities

At 31 December 2006

	Group Carrying value £m	Group Fair value £m	Company Carrying value £m	Company Fair value £m
Financial assets				
Cash and balances at central banks	**202.6**	**202.6**	**202.6**	**202.6**
Loans and advances to banks	**3,301.4**	**3,301.4**	**2,413.5**	**2,413.5**
Loans and advances to customers	**36,131.7**	**35,985.3**	**41,895.5**	**41,874.4**
Debt securities	**5,299.9**	**5,299.9**	**4,840.9**	**4,840.9**
Derivative financial instruments	**291.0**	**291.0**	**278.2**	**278.2**
Other financial assets	**34.2**	**34.2**	**40.3**	**40.3**
Total financial assets	**45,260.8**	**45,114.4**	**49,671.0**	**49,649.9**
Financial liabilities				
Deposits by banks	**1,512.4**	**1,512.4**	**885.8**	**885.8**
Customer accounts	**22,201.0**	**22,189.6**	**34,542.8**	**34,531.6**
Derivative financial instruments	**493.4**	**493.4**	**408.8**	**408.8**
Debt securities in issue	**17,841.3**	**17,844.7**	**11,246.5**	**11,241.3**
Subordinated liabilities	**1,247.0**	**1,385.9**	**1,561.8**	**1,698.1**
Other capital instruments	**165.2**	**162.2**	**-**	**-**
Other financial liabilities	**128.5**	**128.5**	**121.7**	**121.7**
Total financial liabilities	**43,588.8**	**43,717.0**	**48,767.4**	**48,887.3**

38. Financial instruments continued

(a) Fair values of financial assets and financial liabilities continued

At 31 December 2005

	Group		Company	
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Financial assets				
Cash and balances at central banks	49.6	49.6	49.2	49.2
Loans and advances to banks	3,204.7	3,204.7	2,315.5	2,315.5
Loans and advances to customers	31,127.1	31,394.1	32,626.6	32,779.8
Debt securities	5,724.0	5,724.0	5,163.5	5,163.5
Derivative financial instruments	262.8	262.8	200.0	200.0
Other financial assets	124.4	124.4	126.7	126.7
Total financial assets	40,492.6	40,759.6	40,481.5	40,634.7
Financial liabilities				
Deposits by banks	1,721.6	1,721.6	1,009.2	1,009.2
Customer accounts	21,050.1	21,083.7	26,783.5	26,815.6
Derivative financial instruments	331.1	331.1	341.4	341.4
Debt securities in issue	14,577.6	14,569.3	10,181.1	10,197.4
Subordinated liabilities	1,164.7	1,314.5	1,489.0	1,634.8
Other capital instruments	174.3	170.3	-	-
Other financial liabilities	107.9	107.9	94.1	94.1
Total financial liabilities	39,127.3	39,298.4	39,898.3	40,092.5

Fair value methodology:
Cash and balances at central banks: the fair value is their carrying amount. Loans and advances to banks: the fair value is their carrying amount. Loans and advances to customers: the fair value is estimated from expected future cash flows, discounted at current market rates, the fair value is shown net of impairment. Debt securities: the fair value is their carrying amount. Derivative financial instruments assets and liabilities: the fair value is their carrying amount. Other financial assets: the fair value is their carrying amount. Deposits by banks: the fair value is their carrying amount. Customer accounts: the fair value is estimated from expected future cash flows, discounted at current market rates. Debt securities in issue, subordinated liabilities and other capital instruments: the fair value is based upon quoted market prices in active markets or discounted expected cash flows using market rates applicable to the credit quality and maturity of the instrument. Other financial liabilities: the fair value is their carrying amount.
No financial assets were reclassified during the year between amortised cost and fair value categories.

The carrying values of financial assets and financial liabilities which are categorised as "held for trading" and "at fair value through profit or loss" were as follows:

At 31 December 2006

	Group		Company	
	Assets £m	**Liabilities £m**	**Assets £m**	**Liabilities £m**
Held for trading	-	-	-	-
At fair value through profit or loss	-	-	-	**37.2**

At 31 December 2005

	Group		Company	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Held for trading	-	-	-	-
At fair value through profit or loss	46.1	-	62.5	-

"Held for trading" is a term used in IAS 39 and represents financial instruments carried at fair value; the Group did not carry out trading activities or hold a trading book during the year or previous year.

(b) Financial instruments not derecognised

	Group and Company 2006		
	Carrying value of securities £m	**Fair value of securities £m**	**Transaction maturity dates**
Mortgage-backed securities	**280.9**	**281.3**	**less than 12 months**

	Group and Company 2005		
	Carrying value of securities £m	Fair value of securities £m	Transaction maturity dates
Mortgage-backed securities	451.0	452.0	less than 12 months

This table shows additional information about assets which have been sold but are subject to an arrangement whereby the Group and Company remain exposed to the economic risk on the assets. In addition, certain loans to customers have been securitised, as explained in note 14.

Notes to the financial statements

38. Financial instruments continued

(c) Interest income and expense on financial instruments that are not at fair value through profit or loss

During the year, total interest income and expense (calculated using the effective interest rate method) for financial assets and financial liabilities that are not at fair value through profit or loss were:

	Group 2006 £m	Group 2005 £m
Interest income	**2,379.7**	2,134.5
Interest expense	**(1,872.7)**	(1,666.6)

(d) Hedging and hedge effectiveness

The fair values of hedges are detailed below:

At 31 December	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Assets				
Fair value hedges - derivatives	**263.9**	245.1	**251.1**	182.3
Cash flow hedges - derivatives	**19.0**	17.7	**19.0**	17.7
Total hedges	**282.9**	262.8	**270.1**	200.0
Other derivatives	**8.1**	-	**8.1**	-
	291.0	262.8	**278.2**	200.0
Liabilities				
Fair value hedges - derivatives	**481.5**	329.9	**396.9**	340.2
Cash flow hedges - derivatives	**3.8**	1.2	**3.8**	1.2
Total hedges	**485.3**	331.1	**400.7**	341.4
Other derivatives	**8.1**	-	**8.1**	-
	493.4	331.1	**408.8**	341.4
	(202.4)	(68.3)	**(130.6)**	(141.4)

The Group undertakes derivative transactions to hedge risk exposures, and manages risk by use of fair value hedges and cash flow hedges. For those transactions which qualify and are designated as fair value or cash flow hedges, hedge accounting treatment is applied.

Fair value hedges are primarily used to hedge against changes in fair value of fixed rate products due to movements in market interest rates. For the year ended 31 December 2006, the Group recognised fair value gains of £0.4m (2005: £1.1m), representing the ineffective portion of the fair value hedges.

Cash flow hedges are used to hedge the risk of exposure to variability of cash flows attributable to a particular risk associated with a recognised asset or liability, or a forecast transaction. The cash flows of the underlying assets and liabilities are closely matched by those of the cash flow hedges. Any gains or losses on cash flow hedges are recorded in equity until the hedged cash flow occurs, whereupon they are transferred to profit or loss for the period. As at 31 December 2006, net gains accumulated in equity were £20.6m (2005: £15.8m) net of tax and the ineffective portion of those hedges was £nil (2005: £nil).

Hedge effectiveness is measured and assessed on an ongoing basis and was determined to be effective throughout the year and previous year. Changes in fair values and cash flows of the hedged items were almost fully offset by changes in fair values and cash flows of the hedging instruments, and actual effectiveness was within a range of 80% to 125%.

The Group has recognised embedded derivatives within certain of its products and has classified them with derivatives in accordance with IAS 39.

Other derivatives are effective economic hedges but are not classified as either fair value or cash flow hedges under IAS 32.

(e) Collateral

The Group and Company pledge and receive collateral for repurchase agreements, reverse repurchase agreements and some derivative contracts.

(i) Financial assets pledged as collateral

At 31 December	Group 2006		Group 2005	
	Cash collateral on derivatives Carrying value £m	**Reverse repurchase agreement Carrying value £m**	Cash collateral on derivatives Carrying value £m	Reverse repurchase agreements Carrying value £m
By counterparty				
Banks	**123.2**	-	142.5	-
Customers	-	-	-	28.0
	123.2	-	142.5	28.0

38. Financial instruments continued

(e) Collateral continued

At 31 December

	Company 2006		Company 2005	
	Cash collateral on derivatives Carrying value £m	**Reverse repurchase agreements Carrying value £m**	Cash collateral on derivatives Carrying value £m	Reverse repurchase agreements Carrying value £m
By counterparty				
Banks	**123.2**	**-**	142.5	-
Customers	**287.3**	**-**	11.2	28.0
	410.5	**-**	153.7	28.0

Derivatives are transacted under ISDA with CSA annexes and as such require collateral to be posted from time to time.

(ii) Collateral held which can be sold or repledged in the absence of default by the owner of the collateral

At 31 December

	Group 2006		Group 2005	
	Cash collateral on derivatives Fair value £m	**Repurchase agreements Fair value £m**	Cash collateral on derivatives Fair value £m	Repurchase agreements Fair value £m
By counterparty				
Banks	**47.6**	**38.6**	-	102.0
Customers	**32.0**	**89.9**	3.9	43.7
	79.6	**128.5**	3.9	145.7

At 31 December

	Company 2006		Company 2005	
	Cash collateral on derivatives Fair value £m	**Repurchase agreements Fair value £m**	Cash collateral on derivatives Fair value £m	Repurchase agreements Fair value £m
By counterparty				
Banks	**47.6**	**38.6**	-	102.0
Customers	**32.0**	**89.9**	3.9	43.7
	79.6	**128.5**	3.9	145.7

The Group and Company pledge government securities under repurchase agreements for short-term financing activities.

(f) Nature and extent of risks arising from financial instruments

The risks that the Group is exposed to and the Group's approach to risk management, are discussed in the Business Review on pages 18 to 21. Risks are managed on a Group basis, and hence a description of risk management policies is not provided separately for the Company.

Financial instruments used by the Group for risk management purposes include derivative instruments. Such instruments are used only to limit the extent to which the Group will be affected by changes in interest rates and exchange rates. As part of its responsibilities, the Group's Asset and Liability Management Committee ('ALCO') approves the use of specified derivative instruments within approved limits and business activities.

The Group does not undertake transactions for trading or speculative purposes and all of the Group's derivative instruments are for commercial hedging purposes. Hedge accounting is applied as appropriate, as detailed in the accounting policies note 1(n). The principal derivative instruments used by the Group in managing its Balance Sheet exposures are interest rate swaps, interest rate options, interest rate futures, cross-currency interest rate swaps and foreign exchange contracts. These are used to protect the Group from exposures arising principally from fixed and capped rate mortgage lending, fixed rate savings products, deposit funding, foreign currency exposures and investment activities. The duration of derivative instruments is generally short-to medium-term and their maturity profile reflects the nature of exposures arising from underlying business activities. Substantially all of the Group's derivatives activity is contracted with financial institutions.

Notes to the financial statements

38. Financial instruments continued
(f) Nature and extent of risks arising from financial instruments continued
(i) Credit risk
Before taking account of any collateral, the maximum exposure to credit risk as at 31 December was:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Cash and balances at central banks	**202.6**	49.6	**202.6**	49.2
Loans and advances to banks	**3,301.4**	3,204.7	**2,413.5**	2,315.5
Loans and advances to customers	**36,131.7**	31,127.1	**41,895.5**	32,626.6
Debt securities	**5,299.9**	5,724.0	**4,840.9**	5,163.5
Derivative financial instruments	**291.0**	262.8	**278.2**	200.0
Other financial assets	**34.2**	124.4	**40.3**	126.7
Total on-balance sheet	**45,260.8**	40,492.6	**49,671.0**	40,481.5
Irrevocable undrawn loan facilities (off-balance sheet)	**2,305.7**	2,288.8	**522.0**	756.6
Total maximum exposure to credit risk	**47,566.5**	42,781.4	**50,193.0**	41,238.1

In respect of loans and advances to banks and customers and derivative financial instruments, the Group and Company may hold reverse repurchase agreements and may also hold cash as security. Loans and advances to customers are secured on property.

(ii) Liquidity risk
It should be noted that many financial instruments are settled earlier than their contractual maturity dates; in particular, many mortgage loans are repaid early. The contractual maturities of financial assets and liabilities were as follows:

Group At 31 December 2006	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years £m	Total £m
Assets						
Cash and balances at central banks	**17.8**	**-**	**-**	**-**	**184.8**	**202.6**
Loans and advances to banks	**1,166.5**	**2,044.2**	**-**	**90.7**	**-**	**3,301.4**
Loans and advances to customers	**-**	**119.2**	**484.1**	**2,203.2**	**33,325.2**	**36,131.7**
Debt securities	**-**	**837.7**	**519.8**	**1,233.4**	**2,709.0**	**5,299.9**
Derivative financial instruments	**-**	**2.2**	**25.3**	**207.5**	**56.0**	**291.0**
Other assets	**-**	**0.6**	**50.9**	**(37.6)**	**113.7**	**127.6**
Total assets	**1,184.3**	**3,003.9**	**1,080.1**	**3,697.2**	**36,388.7**	**45,354.2**
Liabilities						
Deposits by banks	**358.1**	**507.9**	**305.9**	**340.5**	**-**	**1,512.4**
Customer accounts	**16,465.6**	**2,324.8**	**1,547.5**	**1,862.1**	**1.0**	**22,201.0**
Derivative financial instruments	**-**	**4.6**	**117.4**	**224.6**	**146.8**	**493.4**
Debt securities in issue	**-**	**2,650.2**	**4,222.1**	**8,358.1**	**2,610.9**	**17,841.3**
Subordinated liabilities	**-**	**-**	**-**	**128.5**	**1,118.5**	**1,247.0**
Other capital instruments	**-**	**-**	**-**	**-**	**165.2**	**165.2**
Other liabilities	**-**	**152.1**	**211.3**	**27.4**	**83.2**	**474.0**
Total liabilities	**16,823.7**	**5,639.6**	**6,404.2**	**10,941.2**	**4,125.6**	**43,934.3**
Group net liquidity gap	**(15,639.4)**	**(2,635.7)**	**(5,324.1)**	**(7,244.0)**	**32,263.1**	**1,419.9**
At 31 December 2005						
Total assets	1,032.4	2,858.9	1,301.9	4,414.6	31,232.4	40,840.2
Total liabilities	(18,075.6)	(5,194.1)	(3,520.9)	(8,293.1)	(4,416.2)	(39,499.9)
Group net liquidity gap	(17,043.2)	(2,335.2)	(2,219.0)	(3,878.5)	26,816.2	1,340.3

38. Financial instruments continued

(f) Nature and extent of risks arising from financial instruments continued

(ii) Liquidity risk continued

Company At 31 December 2006	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years £m	Total £m
Assets						
Cash and balances at central banks	**17.8**	**-**	**-**	**-**	**184.8**	**202.6**
Loans and advances to banks	**370.0**	**2,043.5**	**-**	**-**	**-**	**2,413.5**
Loans and advances to customers	**19,648.7**	**108.0**	**407.5**	**1,973.5**	**19,757.8**	**41,895.5**
Debt securities	**-**	**672.0**	**449.1**	**987.8**	**2,732.0**	**4,840.9**
Derivative financial instruments	**-**	**2.2**	**25.3**	**194.7**	**56.0**	**278.2**
Other assets	**543.7**	**0.6**	**43.5**	**(46.4)**	**81.6**	**623.0**
Total assets	**20,580.2**	**2,826.3**	**925.4**	**3,109.6**	**22,812.2**	**50,253.7**
Liabilities						
Deposits by banks	**152.6**	**413.5**	**319.7**	**-**	**-**	**885.8**
Customer accounts	**29,275.9**	**2,078.6**	**1,414.8**	**1,773.5**	**-**	**34,542.8**
Derivative financial instruments	**-**	**23.6**	**88.1**	**180.9**	**116.2**	**408.8**
Debt securities in issue	**-**	**2,150.2**	**1,734.7**	**5,191.5**	**2,170.1**	**11,246.5**
Subordinated liabilities	**-**	**-**	**-**	**128.5**	**1,433.3**	**1,561.8**
Other liabilities	**-**	**150.8**	**157.5**	**27.4**	**83.2**	**418.9**
Total liabilities	**29,428.5**	**4,816.7**	**3,714.8**	**7,301.8**	**3,802.8**	**49,064.6**
Company net liquidity gap	**(8,848.3)**	**(1,990.4)**	**(2,789.4)**	**(4,192.2)**	**19,009.4**	**1,189.1**
At 31 December 2005						
Total assets	16,544.0	2,485.3	913.6	3,977.1	17,411.8	41,331.8
Total liabilities	(23,572.8)	(4,672.1)	(2,841.6)	(6,950.6)	(2,159.0)	(40,196.1)
Company net liquidity gap	(7,028.8)	(2,186.8)	(1,928.0)	(2,973.5)	15,252.8	1,135.7

(iii) Market risk

Interest rate risk

As at 31 December effective interest rates on financial instruments fell into the following ranges:

	Group 2006 %	Group 2005 %	**Company 2006 %**	Company 2005 %
Financial assets				
Loans and advances to banks	**2.51-5.34**	2.27-5.40	**2.51-5.34**	2.27-5.40
Loans and advances to customers	**5.27-5.90**	5.15-6.45	**5.27-5.90**	5.15-6.45
Debt securities	**0.07-8.63**	0.14-8.50	**0.07-8.63**	0.14-8.50
Financial liabilities				
Deposits by banks	**0.25-5.68**	2.16-4.77	**3.18-5.68**	2.16-4.77
Customer accounts	**0.25-7.50**	0.65-6.00	**0.50-7.50**	2.15-5.81
Debt securities in issue	**0.10-8.56**	0.01-8.18	**0.10-6.49**	0.01-8.18
Subordinated liabilities	**5.50-13.0**	5.83-8.37	**5.50-13.0**	5.83-8.37
Other capital instruments	**6.462**	6.32-6.57	**6.462**	6.32-6.57

The Group hedges fixed rate and foreign currency balances into sterling floating rates.

The Group regularly measures its exposures to a range of interest rate scenarios. Based on detailed underlying assumptions, at the end of 2006 the Group estimated the impact of a 1% fall in interest rates as an improvement in its forecast net interest income of £4.0m over the course of the following 12 months.

Notes to the financial statements

38. Financial instruments continued
(f) Nature and extent of risks arising from financial instruments continued
(iii) Market risk continued
Interest rate risk continued

A positive interest rate sensitivity gap exists when more assets than liabilities re-price during a given period. Although net interest income tends to benefit from a positive gap when interest rates are rising (and suffer a negative gap when rates are falling), the actual effect will depend upon a number of factors, including the extent to which repayments are made earlier or later than the next reset or maturity date. The carrying amounts of derivative financial instruments, which are principally used to reduce the Group's exposure to interest movements, are included under the heading 'non-interest bearing'. The following tables analyse the re-pricing periods of Group assets and liabilities at 31 December 2006 and 31 December 2005:

At 31 December 2006	Not more than 1 year £m	More than 1 year but not more than 2 years £m	More than 2 years but not more than 3 years £m	More than 3 years but not more than 4 years £m	More than 4 years but not more than 5 years £m	More than 5 years £m	Non-interest bearing £m	Total £m
Assets								
Cash and balances at central banks	**-**	**-**	**-**	**-**	**-**	**-**	**202.6**	**202.6**
Loans and advances to banks	**3,210.7**	**41.0**	**49.7**	**-**	**-**	**-**	**-**	**3,301.4**
Loans and advances to customers	**21,394.4**	**6,758.2**	**3,803.5**	**1,568.9**	**912.5**	**1,743.6**	**(49.4)**	**36,131.7**
Debt securities	**4,155.1**	**184.3**	**372.9**	**237.4**	**20.0**	**330.2**	**-**	**5,299.9**
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**-**	**291.0**	**291.0**
Other assets	**-**	**-**	**-**	**-**	**-**	**-**	**127.6**	**127.6**
Total assets	**28,760.2**	**6,983.5**	**4,226.1**	**1,806.3**	**932.5**	**2,073.8**	**571.8**	**45,354.2**
Liabilities and equity								
Deposits by banks	**1,172.2**	**340.2**	**-**	**-**	**-**	**-**	**-**	**1,512.4**
Customer accounts	**20,365.2**	**806.8**	**1,024.0**	**-**	**5.0**	**-**	**-**	**22,201.0**
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**-**	**493.4**	**493.4**
Debt securities in issue	**13,168.4**	**555.8**	**1,350.9**	**104.5**	**671.9**	**1,989.8**	**-**	**17,841.3**
Subordinated liabilities	**-**	**-**	**-**	**128.5**	**-**	**1,118.5**	**-**	**1,247.0**
Other capital instruments	**-**	**-**	**-**	**-**	**-**	**165.2**	**-**	**165.2**
Other liabilities	**-**	**-**	**-**	**-**	**-**	**-**	**474.0**	**474.0**
Equity	**-**	**-**	**-**	**-**	**-**	**-**	**1,419.9**	**1,419.9**
Total liabilities and equity	**34,705.8**	**1,702.8**	**2,374.9**	**233.0**	**676.9**	**3,273.5**	**2,387.3**	**45,354.2**
Off-balance sheet items	**6,189.5**	**(4,108.9)**	**(1,549.2)**	**(1,444.9)**	**(272.7)**	**1,186.2**	**-**	**-**
Interest rate sensitivity gap	**243.9**	**1,171.8**	**302.0**	**128.4**	**(17.1)**	**(13.5)**	**(1,815.5)**	**-**
Cumulative gap	**243.9**	**1,415.7**	**1,717.7**	**1,846.1**	**1,829.0**	**1,815.5**	**-**	**-**

At 31 December 2005	Not more than 1 year £m	More than 1 year but not more than 2 years £m	More than 2 years but not more than 3 years £m	More than 3 years but not more than 4 years £m	More than 4 years but not more than 5 years £m	More than 5 years £m	Non-interest bearing £m	Total £m
Assets								
Cash and balances at central banks	-	-	-	-	-	-	49.6	49.6
Loans and advances to banks	3,150.1	-	27.3	27.3	-	-	-	3,204.7
Loans and advances to customers	21,914.7	2,593.8	3,416.1	549.9	1,040.5	1,660.5	(48.4)	31,127.1
Debt securities	4,233.4	242.2	185.1	372.9	338.5	351.9	-	5,724.0
Derivative financial instruments	-	-	-	-	-	-	262.8	262.8
Other assets	-	-	-	-	-	-	472.0	472.0
Total assets	29,298.2	2,836.0	3,628.5	950.1	1,379.0	2,012.4	736.0	40,840.2
Liabilities and equity								
Deposits by banks	1,395.4	-	326.2	-	-	-	-	1,721.6
Customer accounts	19,401.4	776.4	233.3	639.0	-	-	-	21,050.1
Derivative financial instruments	-	-	-	-	-	-	331.1	331.1
Debt securities in issue	12,241.1	299.3	576.9	1,344.3	-	116.0	-	14,577.6
Subordinated liabilities	128.1	-	-	-	132.1	904.5	-	1,164.7
Other capital instruments	-	-	-	-	-	174.3	-	174.3
Other liabilities	-	-	-	-	-	-	480.5	480.5
Equity	-	-	-	-	-	-	1,340.3	1,340.3
Total liabilities and equity	33,166.0	1,075.7	1,136.4	1,983.3	132.1	1,194.8	2,151.9	40,840.2
Off-balance sheet items	2,991.2	79.3	(2,761.3)	1,582.5	(945.7)	(946.0)	-	-
Interest rate sensitivity gap	(876.6)	1,839.6	(269.2)	549.3	301.2	(128.4)	(1,415.9)	-
Cumulative gap	(876.6)	963.0	693.8	1,243.1	1,544.3	1,415.9	-	-

Shareholder Information

Financial calendar 2007
13 Feb Results for 2006 announced
24 Apr Annual General Meeting
26 Jul Interim results for 2007 announced

Ordinary dividend
21 Mar Ex-dividend date
23 Mar Record date
13 Apr Return date for DRIP elections
04 May Payment of final dividend for 2006
22 Aug Ex-dividend date
24 Aug Record date
14 Sep Return date for DRIP elections
05 Oct Payment of interim dividend for 2007

Interest payments
13% Perpetual Subordinated Bonds
07 Apr Payment of interest
07 Oct Payment of interest

11.625% Perpetual Subordinated Bonds
20 Jan Payment of interest
20 Jul Payment of interest

Internet
Information about the Group can be found on the internet at www.bbg.co.uk.

Share price
You are able to keep track of the share price through the financial press, by visiting our Group website at www.bbg.co.uk or by calling the Shareholder Helpline on 0870 703 0003.

Share dealing service
To buy or sell Bradford & Bingley shares call 0870 703 0003. This service is provided by our Registrar, Computershare and is available to all our shareholders. Please have your Securityholder Reference Number ('SRN') ready when making your call. You will find this on your voting form or your dividend documents.

An internet share dealing service has also been established with our Registrar. Log on to www.computershare.com/dealing/uk and have your SRN ready. A bank debit card will be required if you wish to purchase shares.

For shareholders in the Bradford & Bingley Nominee Account ('BBNA') a postal share dealing service is also available. Please contact the Registrar for details.

Useful contacts
For information about the Annual General Meeting ('AGM'), shareholdings, dividends and changes to personal details please contact the Registrar: Computershare Investor Services PLC, PO Box 1913, The Pavilions, Bridgwater Road, Bristol BS99 2PR
Telephone: 0870 703 0003.

Institutional investors may wish to contact Investor Relations by calling 01274 554928.

The Summary Financial Statement is posted to shareholders who have not requested a full version of the Annual Report & Accounts and to those members of the BBNA who have requested to receive it, together with the AGM documents and a voting form. A full version of the Annual Report & Accounts is available on our www.bbg.co.uk website. Those shareholders in the BBNA who do not currently elect to receive these documents can request to do so at any time by calling the Registrar on 0870 703 0003. The Summary Financial Statement is available in large print, Braille and audio tape format. To request a copy call the Shareholder Helpline on 0870 703 0003.

ShareGift
Many investors find themselves owning parcels of shares in quantities so small that it would cost more to sell them than they are worth. They may therefore be too small to do anything with, but may still bring a tax liability on any dividends paid, unwanted annual reports and other documents.

Bradford & Bingley plc supports ShareGift, which is administered by The Orr Mackintosh Foundation (registered charity number 1052668). Any shares that you donate to ShareGift will be transferred into the name of The Orr Mackintosh Foundation, who will aggregate them, sell them when possible and donate the proceeds to a growing list of charities. Since ShareGift was started in 1996, millions of pounds have been given to hundreds of charities.

If you would like to participate in the ShareGift scheme, or receive more information about the scheme visit their website at www.sharegift.co.uk, call 0207 828 1151, or write to The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN.

Dividend payment methods
You can choose one of the following methods:
- elect to use your whole cash dividend to buy additional Bradford & Bingley shares under the Dividend Reinvestment Plan;
- have cash dividends paid direct to a bank or building society account; or
- have cash dividends paid in the form of a cheque

The Company now offers a Dividend Reinvestment Plan that allows you to use your whole cash dividend to buy additional shares in a cost-effective way. Computershare Investor Services PLC administer the plan and you can find further information as well as join the plan on the www.computershare.com/Investors/UK website.

You can elect to receive your dividends directly into a bank or building society account. You will receive one consolidated tax voucher each year. This will contain the taxation details of all dividends paid in that particular tax year. If you wish to have dividends credited to a bank or building society account, you will receive a form with the dividend payment enabling you to do this.

Otherwise, dividends will be paid to you by cheque to the address held by the Registrar.

Electronic communications
The Company has set up a facility for shareholders to take advantage of electronic communications. You can vote online and receive notification of shareholder documents electronically.

To cast your AGM vote online log on to www.computershare.com/voting/uk and complete the following steps:
- choose the Bradford & Bingley meeting
- you will need to enter your SRN and the unique PIN number printed on your voting form
- enter your choices on screen.

To register your e-mail address so that future shareholder information can be made available to you electronically log on to www.bbg.co.uk and complete the following steps:
- click on 'Shareholder e-Services'
- enter the required information and click on 'submit'. You will need your SRN located on your voting form or most recent tax voucher
- click on 'submit' again and register online.

Electronic proxy appointment through CREST
In addition to providing electronic voting and proxy appointment via our Registrar's website, the Company is supporting the CREST electronic proxy appointment service. Please see the notes on the proxy voting form for details of how to use this service.

Advisers
Auditor
KPMG Audit Plc
1 The Embankment, Neville Street
Leeds LS1 4DW

Financial adviser
Goldman Sachs International
Peterborough Court, 133 Fleet Street
London EC4A 2BB

Registrar
Computershare Investor Services PLC
P O Box 1913, The Pavilions, Bridgwater Road
Bristol BS99 2PR

Solicitor
Herbert Smith
Exchange House, Primrose Street
London EC2A 2HS

Stockbrokers
Citigroup Global Markets Limited
Canada Square, Canary Wharf
London E14 5LB

UBS
1 Finsbury Avenue,
London EC2M 2PP

Shareholders' interests in shares at 31 December 2006*

	No. of shareholders	%	Number of shares	%
Size of holding				
1 - 250	898,430	92.686	222,870,563	35.130
251 - 500	51,039	5.265	24,164,573	3.809
501 - 1,000	11,369	1.173	8,528,547	1.344
1,001 - 5,000	7,328	0.756	14,517,905	2.288
5,001 - 10,000	458	0.047	3,260,177	0.514
10,001 - 100,000	406	0.042	13,099,508	2.065
100,001 - 200,000	99	0.010	14,022,846	2.210
200,001 - 500,000	79	0.008	25,240,302	3.978
500,001 - 1,000,000	47	0.005	31,376,492	4.946
1,000,001 - 5,000,000	65	0.007	137,884,612	21.734
5,000,001 and over	13	0.001	139,459,009	21.982
Total	969,333	100	634,424,534	100
Type of holder				
Individuals	966,190	99.676	272,716,196	42.986
Insurance and other corporates	342	0.035	11,022,110	1.737
Banks and nominees	2,761	0.285	344,933,160	54.369
Pension funds, investment trusts and trustees	40	0.004	5,753,068	0.907
Total	969,333	100	634,424,534	100

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings.

Shareholder security

Over the last year many companies and the share industry have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. They can be very persistent and extremely persuasive. A 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000. It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. We are not aware of Bradford & Bingley shareholders being targeted however be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

- make sure you get the correct name of the person and organisation;
- check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register; and
- the FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered.

If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml.

Details of any sharedealing facilities that the company endorses are included in Bradford & Bingley plc mailings.

More detailed information on this or similar activity can be found on the FSA website http://www.fsa.gov.uk/consumer/. This note is based on advice issued by the FSA and the Institute of Chartered Secretaries and Administrators.

Our share price performance

Relative share price performance since flotation


550
500
450
400
350
300
250
200
150
100
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

Relative share price performance 2006


560
540
520
500
480
460
440
420
400
380
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06

Bradford & Bingley Group · FTSE 350 Banks · FTSE All Share

bbg.co.uk

Registered office
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Telephone
01274 555555
E-mail
enquiries@bbg.co.uk
Registered in England
No. 3938288

BEST AVAILABLE COPY

Bradford & Bingley

This report is Carbon Neutral®

Bradford & Bingley is working with The Carbon Neutral company to assess and offset the greenhouse gas emissions created by the production and distribution of this report.

The document is printed on Revive 50:50 paper, which is made from 50% recovered waste fibre and 50% virgin wood fibre from sustainable forests. The report is fully recyclable.

Bradford & Bingley

CarbonNeutral® company

Re 82-5154

15 March 2007

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**March 2007**	**December 2006**
Outstanding current balance of mortgages	£428,997,313	£464,133,411
Number of mortgages	4,748	5,081
Average loan balance	£90,353	£91,347
Average LTV	63.58%	63.98%
Arrears:		
1 month +	0.27%	0.24%
3 months +	0.04%	0.10%
12 months +	0.04%	0.02%

Contacts :

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Ra 82-5154

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

iii) Notification relates to both i) and ii)

RECEIVED

3) Name of person discharging managerial responsibility/director
Chris Willford

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
N/a

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
N/a

8) State the nature of the transaction.
Grant of sharesave option

9) Number of shares, debentures or financial instruments relating to shares acquired.
N/a

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
N/a

14) Date and place of transaction.
15 March 2007.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
15 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
15 March 2007

18) Period during which or date on which it can be exercised
01.05.12 - 01.11.12

19) Total amount paid (if any) for grant of the option
Nil

20) Description of shares or debentures involved (class and number)
Ordinary 25p shares - 1,317

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
372.73 pence

22) Total number of shares or debentures over which options held following this notification
N/a

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification..........16 March 2007

Re 82-5154

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

iii) Notification relates to both i) and ii)

3) Name of person discharging managerial responsibility/director.
Roger Hattam

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
N/a

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
N/a

RECEIVED

8) State the nature of the transaction.
Grant of sharesave option

9) Number of shares, debentures or financial instruments relating to shares acquired.
N/a

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

Se16030602

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
N/a

14) Date and place of transaction.
15 March 2007.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
15 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
15 March 2007

18) Period during which or date on which it can be exercised
01.05.10 - 01.11.10

19) Total amount paid (if any) for grant of the option
Nil

20) Description of shares or debentures involved (class and number)
Ordinary 25p shares - 2,535

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
372.73 pence

22) Total number of shares or debentures over which options held following this notification
N/a

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............16 March 2007

Re 82-5154

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

iii) Notification relates to both i) and ii)

3) Name of person discharging managerial responsibility/director.
Mark Stevens

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
N/a

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
N/a

8) State the nature of the transaction.
Grant of sharesave option

9) Number of shares, debentures or financial instruments relating to shares acquired.
N/a

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

Se16030602

making this notification
Phil Kershaw

Date of Notification............16 March 2007

Sc16030602

Re 82-5154

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

iii) Notification relates to both i) and ii)

3) Name of person discharging managerial responsibility/director.
Mark Stevens

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
N/a

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
N/a

8) State the nature of the transaction.
Grant of sharesave option

9) Number of shares, debentures or financial instruments relating to shares acquired.
N/a

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

making this notification
Phil Kershaw

Date of Notification............16 March 2007

Sc16030602

Re 82-5154

Bradford & Bingley

Shareholder

AGM 2007 Form of Proxy

0000007/C1U
Mr A B Sample
1 Sample Road
Sample Town
Sample County
WX1 9YZ

RECEIVED
2007 APR -3 A 9:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12345

Before completing this form, please see the explanatory notes overleaf.

PLEASE USE BLACK OR BLUE INK AND MARK AN X IN THE BOXES AS APPROPRIATE. Alternatively, you can vote electronically via the internet or, if you are a CREST system user, by transmitting an appropriate CREST message (see explanatory notes overleaf).

If you wish to appoint someone **other** than the Chairman of the Annual General Meeting (AGM or the Meeting) to act as your proxy, please insert their name below.

[ ]

Your proxy, who need not be a shareholder of Bradford & Bingley plc (the Company), must attend the Meeting in person in order to represent you.

In the case of joint holders only the first named holder need sign. To be valid this Form of Proxy must arrive at the Company's Registrar, Computershare Investor Services PLC, no later than 11.00 a.m. on Sunday 22 April 2007 (or if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting). If you are under 18, please ensure that this Form of Proxy is signed by a parent or legal guardian. A prepaid envelope is provided.

I/We, being the holder(s) of ordinary shares of 25 pence each in the capital of Bradford & Bingley plc, hereby appoint the Chairman of the Meeting, unless I/we name another person above, to act as my/our proxy at the AGM of the Company to be held at 11.00 a.m. on Tuesday 24 April 2007 at the Ramada Jarvis Hotel, Bingley and at any adjournment. I/We request such proxy to vote on the resolutions as indicated opposite. In the absence of instructions, the proxy is authorised to vote at his or her discretion on the specified resolutions. The proxy is also authorised to vote on any other business which may properly come before the Meeting.

If you are voting or appointing a proxy by post, you must sign this Form of Proxy in the box below in order for your votes and appointment to be valid.

[ ]

Signature (Please sign in the box above)

2 0 0 7

Date (Please enter today's date in the box above)

Resolutions	For	Against	Withheld
1. To receive the Report & Accounts.	☐	☐	☐
2. To approve the Directors' Remuneration Report.	☐	☐	☐
3. To declare a final dividend.	☐	☐	☐
4. To re-appoint George Cox as a Director.*	☐	☐	☐
5. To re-appoint Ian Cheshire as a Director.*	☐	☐	☐
6. To re-appoint Louise Patten as a Director.*	☐	☐	☐
7. To re-appoint KPMG Audit Plc as auditor.	☐	☐	☐
8. To authorise the Directors to determine the auditor's remuneration.	☐	☐	☐
9. To renew the Directors' authority to issue shares.	☐	☐	☐
10. To renew the disapplication of pre-emption rights.	☐	☐	☐
11. To authorise the Company to purchase its own shares.	☐	☐	☐
12. To amend the Articles of Association.	☐	☐	☐

*Member of the Remuneration Committee.

E287

12345 PIN	C123456789 SRN

Please detach here and bring to the AGM

Mr A B Sample

Annual General Meeting 2007 Attendance Slip

The AGM is being held at 11.00 a.m. on Tuesday 24 April 2007 at the Ramada Jarvis Hotel, Bingley. If you wish to attend, please bring this section with you and hand it in on arrival. This will facilitate entrance to the Meeting.

A map of the hotel location and travel details are included within the Notice of Annual General Meeting 2007 booklet.

C123456789

Bradford & Bingley

71238A/0v1 0000007/13/C1U

Explanatory notes

1. Please read the enclosed Notice of Annual General Meeting 2007 booklet for more details on the AGM and the resolutions to be proposed at the AGM. If, after reading these explanatory notes and booklet you have any queries, please call our Shareholder Helpline on 0870 703 0003. Please note that the helpline staff will not be able to advise you whether you should withhold your vote or vote for or against the resolutions to be proposed at the AGM.

2. You may attend the Meeting in person, in which case you do not have to return the Form of Proxy. Alternatively, you may choose to vote by post or electronically via the internet. To vote electronically please access our Registrar's website at www.computershare.com/voting/uk and follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Proxy.

3. If you are a CREST system user (including CREST personal member) you can appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To appoint a proxy or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by Computershare (ID number 3RA50) no later than close of business on Friday 20 April 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST manual. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4. Please note that the Company takes all reasonable precautions to ensure no viruses are present in any electronic communication it sends out. However, the Company cannot accept responsibility for loss or damage arising from the opening or use of any e-mail or attachments from the Company and recommends that shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by the Company, including the lodgement of an electronic proxy form, that is found to contain any virus will not be accepted.

5. Whether you are voting by post or electronically, please ensure that your Form of Proxy and, if applicable, any Power of Attorney or other valid authority under which it is signed, or your electronic instruction, reaches the Company's Registrar, Computershare Investor Services PLC, no later than 11.00 a.m. on Sunday 22 April 2007 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting). A prepaid envelope is provided for postal voting.

6. **If you are voting by post, you must sign the voting form in order for your votes to be valid.** If you are a joint account holder, only the first named holder need sign. In the case of a corporation, this Form of Proxy must be given under its Common Seal (if any), or be signed on its behalf by an officer or attorney of the corporation or other person or agent duly authorised to sign it. The person signing should state the capacity in which they are signing. In the case of an individual this Form of Proxy must be signed by the shareholder or their attorney.

7. This Form of Proxy is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised Form of Proxy is not transferable between (i) account holders; (ii) classes of security; or (iii) uniquely designated accounts. Bradford & Bingley plc and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.

8. Only those persons entered on the register of members of the Company at 6.00 p.m. on the date which is two days prior to the Meeting or any adjournment of it shall be entitled to attend and vote at the Meeting or adjourned Meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote (and the number of votes they may cast) at the Meeting or any adjourned Meeting. Such a shareholder is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the shareholder. A proxy need not be a shareholder of the Company. Appointing a proxy will not prevent members from attending and voting at the AGM if they later decide to do so.

9. The 'Withheld' option on the voting form is provided to enable you to abstain on any particular resolution. However, it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

10. If you do not indicate your voting intention, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the Meeting.

11. The results of the postal and electronic votes will be made available to shareholders at the Meeting and following the Meeting on the Company website at www.bbg.co.uk

12. If you have more than one holding of the Company's shares you may be able to amalgamate these free of charge by writing separately to the Company's Registrar, Computershare Investor Services PLC, quoting the SRN for each holding. This may reduce the number of mailings you receive as a holder of the Company's shares. Please note that the name (designation, if any) and address must be the same for all the holdings that you wish to amalgamate and you should indicate which SRN you wish to retain.

Re 82 - 5154

RECEIVED



Notice of Annual General Meeting 2007

This document is important and requires your immediate attention.

If you are in any doubt about the action to be taken you should consult an independent adviser immediately.

If you have sold or otherwise transferred all of your shareholding in Bradford & Bingley plc, please pass this document and the accompanying voting form to the purchaser or transferee, or to the stockbroker, bank or other person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Bradford & Bingley

Bradford & Bingley

Shareholder helpline **0870 703 0003**

March 2007

Dear Shareholder

Annual General Meeting 2007

I am pleased to send you details about the Annual General Meeting ('AGM') of Bradford & Bingley plc (the 'Company') to be held at 11.00 a.m. on Tuesday 24 April 2007 at the Ramada Jarvis Bradford/Bingley Hotel, Bingley.

The formal notice of our AGM starts on page 2 of this document and there is information relating to the business of the AGM on page 1. Included in the Ordinary Business of the AGM will be Resolutions 9 and 10 which seek to renew the Directors' authority to allot up to 200 million shares and to disapply the statutory pre-emption rights over shares equivalent to 5% in number of the shares in issue, without further shareholder consent. These authorities were previously approved by shareholders at the AGM in 2006. Resolution 11, which has been proposed and approved by shareholders for each of the last six years, would allow the Board to buy back shares equivalent to 10% in number of the shares currently in issue, without further shareholder consent. The Directors are also proposing one item of Special Business. Resolution 12 will amend the Articles of Association so that the Company can take advantage of the new electronic communications provisions introduced by the Companies Act 2006. The Directors consider that the passing of all resolutions is in the best interests of the Company and its shareholders. Accordingly, they recommend that you vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

Whether you have a share certificate (or CREST account) for your ordinary shares in the Company or hold your shares through the Bradford & Bingley Nominee Account (which means that you do not have a share certificate), you are entitled to come to the AGM and vote on the resolutions.

You can vote electronically or by using the enclosed personalised voting form. If you are voting by post, please complete the form and return it to the Company's Registrar in the prepaid envelope to arrive no later than the date indicated on the voting form. If you choose to vote electronically, you must do so by the date indicated on your voting form by accessing the Registrar's website at www.computershare.com/voting/uk and use the unique PIN and your Securityholder Reference Number ('SRN') printed on your voting form. If you would like to receive communications such as the Notice of Meeting and Annual Report & Accounts electronically in the future you can register for this service at the same time as you vote online, or by lodging your email address via the www.bbg.co.uk website.

Details of votes lodged by post or via the internet will be given at the AGM after each vote is taken. These details will be published on the www.bbg.co.uk website.

The separate Annual Review & Summary Financial Statement 2006 and the Annual Report & Accounts 2006 give information about the Group's progress during the year and the recommended final dividend for 2006.

Yours sincerely

Rod Kent
Chairman

Your vote on the re-appointment of Directors

This year George Cox, Ian Cheshire and Louise Patten will retire by rotation at the AGM and offer themselves for re-appointment under the terms of the Articles of Association. When considering the re-appointments to the Board, the Nominations Committee considered the qualities, skills, performance and commitment of the existing Directors and what they could deliver to enhance the future performance of the Company.

George Cox has been a member of the Board of Bradford & Bingley Building Society and Bradford & Bingley plc since 2000 and Senior Independent Director since the beginning of 2004. He brings considerable experience and knowledge as a business leader to the deliberations of the Board and the Remuneration Committee, which he chairs. In the light of his length of service on the Board, George is seeking re-appointment for one year only. This will allow the Board time to seek an appropriate replacement non-executive director, whilst maintaining the continuity to ensure the smooth operation of the Board.

Ian Cheshire is an experienced and respected director with considerable retail and trading acumen. His input into the work of the Board and the Board committees is invaluable.

Louise Patten has wide experience both in the financial services industry and as an insightful non-executive director working with a variety of companies. The Board values her considerable commitment as a non-executive director and as a member of the Board committees.



George Cox
Non-executive Director
George (age 66) joined the Board of Bradford & Bingley Building Society in March 2000 and the plc Board in April 2000. He is Chairman of the Design Council, a member of the Supervisory Board of Euronext NV and a Director of Short Brothers plc. Former appointments include Director General of the Institute of Directors, Chairman and Managing Director of Unisys Ltd, Chief Executive of P-E International plc, Non-executive Director of the London International Financial Futures Exchange (LIFFE) and Managing Director of Butler Cox plc. He received a knighthood in the Queen's birthday honours list in June 2005. He is Chairman of the Remuneration Committee, a member of the Nominations Committee and the recognised Senior Independent Director.



Louise Patten
Non-executive Director
Louise (age 53) joined the Board in December 2003. She is currently Non-executive Chairman of Brixton plc and a Non-executive Director of Marks and Spencer Group plc as well as senior adviser to Bain & Co. She began her career at Citibank and remained in financial services until 1993, when she joined the management consultancy, Bain & Co, as a Partner. Her previous experience as a Non-executive Director includes the Hilton Group, Great Universal Stores and Somerfield. She is a member of the Remuneration Committee and Nominations Committee.



Ian Cheshire
Non-executive Director
Ian (age 47) joined the Board in August 2003. He is Chief Executive of B&Q, part of the Kingfisher plc group. He has been an Executive Director of Kingfisher plc since June 2000 and prior to his appointment at B&Q was Chief Executive, International and Development. Since joining Kingfisher in 1998, he has been Group Director of Strategy & Development and from May 2000 Chief Executive of e-Kingfisher. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears. He was previously a Non-executive Director of Hit Entertainment. He is a member of the Audit Committee, the Remuneration Committee and the Nominations Committee.

George Cox, Ian Cheshire and Louise Patten do not have service contracts.

Notice of Annual General Meeting 2007

NOTICE IS HEREBY GIVEN that the Annual General Meeting ('AGM' or the 'Meeting') of Bradford & Bingley plc (the 'Company') will be held at the Ramada Jarvis Bradford/Bingley Hotel, Bingley, West Yorkshire, BD16 1TU at 11.00 a.m. on Tuesday 24 April 2007.

To consider and, if thought fit, to pass the resolutions set out below, of which Resolutions 1 to 9 will be proposed as ordinary resolutions and Resolutions 10, 11 and 12 will be proposed as special resolutions.

Ordinary Business

1. To receive the Report of the Directors and the Accounts for the year ended 31 December 2006, together with the Report of the Auditor thereon.
2. To approve the Directors' Remuneration Report, as set out in the Annual Report & Accounts 2006, for the year ended 31 December 2006.
3. To declare a final dividend of 13.4 pence per Ordinary Share.
4. To re-appoint George Cox as a Director.
5. To re-appoint Ian Cheshire as a Director.
6. To re-appoint Louise Patten as a Director.
7. To re-appoint KPMG Audit Plc as auditor.
8. To authorise the Directors to determine the auditor's remuneration.
9. THAT the Directors of the Company be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 (the 'Act'), to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of £50,000,000 provided that this authority shall expire on 23 April 2012, save that the Company may, at any time prior to the expiry of such authority, make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer or agreement as if this authority had not expired.
10. THAT the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities within the meaning of Section 94 of the Act for cash pursuant to the authority conferred by Resolution 9 above or by way of sale of treasury shares for the period to 23 April 2012 as if Section 89(1) of the Act did not apply to such allotment but limiting such power to:

   (a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of ordinary shares of 25 pence each in the Company ('Ordinary Shares') on the register of members at such record date(s) as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury share, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of the shares being represented by depositary receipts or any other matter whatever; and

   (b) the allotment (otherwise than pursuant to (a) above) to any person or persons of equity securities up to an aggregate nominal amount of £7,930,000; save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

11. THAT the Company be generally and unconditionally authorised for the purposes of Section 166 of the Act to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares provided that:

   (a) the maximum number of Ordinary Shares authorised to be acquired is 63,400,000;

   (b) the minimum price which may be paid for an Ordinary Share is 25 pence;

   (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased (exclusive of associated expenses);

   (d) the authority hereby conferred shall expire at the conclusion of the next AGM or 18 months from the date of this Resolution, whichever is the earlier; and

   (e) the Company may make a contract to purchase its Ordinary Shares under this authority before the expiry of the authority, which will or may be completed wholly or partly thereafter, and a purchase of shares may be made in pursuance of any such contract.

Special Business

12. THAT the amended Articles of Association of the Company in the form produced to the Meeting and initialled by the Chairman for the purposes of identification be and are hereby adopted as the Articles of Association of the Company in place of and to the exclusion of the existing Articles of Association of the Company.

By order of the Board

Paul Hopkinson
Company Secretary
28 February 2007

Notes

All of the Directors seeking re-appointment are members of the Remuneration Committee. Information about the Directors seeking re-appointment is included on page 3.

Please read the explanatory notes to the Notice of Meeting on page 1 and the notes on the voting form.

Shareholders may attend and vote at the Meeting in person or may alternatively vote by post or electronically. See the details about appointing a proxy or proxies to vote on your behalf on the notes to your voting form. Shareholders wishing to appoint a proxy or proxies using CREST should refer to the notes included on the proxy voting form.

Explanatory Notes
The AGM will cover eleven items of Ordinary Business (Resolutions 1 - 11) and one item of Special Business (Resolution 12). The formal notice of our AGM starts on page 2 of this document.

Ordinary Business
Resolutions to receive the Annual Report & Accounts, approve the Directors' Remuneration Report, approve the final dividend, re-appoint Directors and to re-appoint as well as to determine the remuneration of the auditor will be proposed as ordinary resolutions. To pass these resolutions more than 50% of the votes cast on each resolution must be in favour. Other items of Ordinary Business are detailed below. Resolution 9 will be proposed as an ordinary resolution and Resolutions 10 and 11 will be proposed as special resolutions. To pass a special resolution more than 75% of the votes cast on the resolution must be in favour.

Resolution 9 - Authority to allot shares
The aim of Resolution 9 is to renew the Directors' authority to issue shares over the next five years from the date of the AGM up to an aggregate nominal value of £50,000,000 which represents 31.5% of the total ordinary share capital in issue as at 12 February 2007. At present the Directors have no specific plans to issue shares, other than in respect of employee share plans, but the authority will enable them to act at short notice without the need to hold an extraordinary general meeting. As at 28 February 2007 the Company holds no shares in treasury.

Resolution 10 - Disapplication of pre-emption rights
If Directors wish to issue shares they have to abide by the statutory pre-emption right in the Companies Act 1985 (the 'Act'). This means that Directors have to offer any shares they want to issue to existing shareholders first. Because this would introduce practical difficulties where the number of shares to be issued was small (for example in the case of shares issued to a member of staff relating to an employee share scheme or shares to be issued as part of a the consideration to buy a small company) the Act allows the statutory pre-emption right to be disapplied in limited circumstances. Resolution 10 is seeking to give the Directors authority to disapply the statutory pre-emption where, inter alia, the share issue relates to a "rights" issue – (in which case all shareholders would be made an offer to participate anyway) or where allotment is limited to shares having a maximum aggregate nominal value of £7,930,000 which is equivalent to 5% of the Company's issued ordinary share capital as at 12 February 2007. Under the rules of the UK Listing Authority, this approval may remain in force so long as the general authority to issue shares (Resolution 9) remains in force and, subject to shareholder approval, this could be five years. However, the intention is that Resolutions 9 and 10 will be renewed each year.

Resolution 11 - Approval of market purchases of ordinary shares
The Act permits a company to purchase its own shares provided that the purchase has been authorised by the company at general meetings. It is common practice for listed companies to seek such authority and the Directors are proposing Resolution 11 as they consider that it is prudent to seek a renewal of the authority given by shareholders at the AGM in 2006.

Resolution 11, if passed, would give the Company the authority to purchase its own issued Ordinary Shares at a price of not less than 25 pence per share and not more than 5% above the average of the middle market quotations of the Company's shares as shown in the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority is for the purchase of a maximum number of 63,400,000 shares, being approximately 10% of the Company's issued share capital as at 12 February 2007, and will expire at the conclusion of the next AGM of the Company or 18 months from the date of the Resolution, whichever is the earlier.

The total number of employee share options to subscribe for Ordinary Shares outstanding as at 12 February 2007 was 4.87 million, representing approximately 0.79% of the issued share capital of the Company at that date. If the authority to buy back shares under this resolution was exercised in full, the total number of options to subscribe for Ordinary Shares outstanding as at 12 February 2007 would represent approximately 0.85% of the issued share capital. The obligations of the Company in respect of Ordinary Shares issuable under employee share options outstanding are partly hedged by the Company's employee share ownership trusts, details of which can be found in the Annual Report & Accounts 2006.

The Directors have no current plans to purchase shares and would only propose to exercise their authority to make purchases where the expected effect of the purchase would be to increase earnings per share of the remaining Ordinary Shares in the capital of the Company and, having reviewed the overall financial position of the Company, such purchases were considered to be in the best interests of the Company. Any Ordinary Shares purchased under this authority can be either treated as cancelled, and the number of Ordinary Shares in issue reduced accordingly, or held as treasury shares. The treasury share regulations allow listed companies, with authorisation from shareholders, to buy and then hold their own shares in treasury instead of cancelling them immediately. Shares purchased under this authority can in the future be cancelled, re-sold or used to provide shares for employee share schemes. The Directors intend at the current time that any Ordinary Shares purchased under this authority will be treated as cancelled. The Directors also presently intend that a resolution to renew this authority will be proposed at the AGM in 2008.

Special Business
Resolution 12 - Change to the Articles of Association
It is proposed that the Company amend the Articles of Association (the "Articles") to reflect certain provisions of the Companies Act 2006 (the "2006 Act") which will be or are being brought into force following the staged repeal of the Companies 1985 Act (the "1985 Act") between January 2007 and October 2008. The proposed resolution is a special resolution.

Copies of the current and proposed Articles (and a comparison document showing all the proposed changes to the Articles) are available for inspection during normal business hours at the registered office of the Company until the date of the AGM or upon request from the Company Secretary. Copies will also be available at the AGM meeting from 10.30 a.m. until its conclusion.

The material differences between the current and the proposed Articles are summarised below. Changes of a minor, conforming or purely technical nature have not been mentioned specifically (numbers, unless otherwise indicated, correspond to the numbering used in the current Articles).

1. Provisions relating to electronic communications
The 2006 Act contains provisions relating to electronic communications between companies and their shareholders. The key change enables companies to use electronic communications with shareholders as the default position by placing documents on a website unless shareholders specifically elect to receive hard copies. Shareholders may elect for all or any communications to be sent to them via email rather than receiving documents in hard copy form and shareholders may communicate with the Company by electronic means where the company has given an electronic address in a notice calling a meeting or in an instrument of proxy. The Company needs to amend its Articles to be able to use these provisions and accordingly changes are to be made to those Articles dealing with notice of general meetings (Articles 70 and 71), electronic proxies (Articles 92(A), 93, 94, and 96), sending of notices, documents and information (Article 149) and those provisions about notices and deemed delivery (Articles 153, 154, 155, 156 and 157).

2. Disclosure of interests in shares
The provisions relating to the disclosure of interests in shares contained in the 1985 Act, including Section 212 on company investigation powers, were repealed in January 2007. Section 793 and related sections in Part 22 of the 2006 Act, which contain the corresponding company investigation powers previously contained in Section 212, have been brought into force and accordingly Articles 15, 62 and 152 are to be amended to reflect these changes.

3. Directors' retirement age limit
The provisions relating to the 70 year age limit for directors in the 1985 Act are to be repealed in April 2007. Accordingly, current Article 120 which deals with this is no longer necessary and is to be deleted.

The Meeting

Place and time
Venue: Ramada Jarvis Bradford/Bingley Hotel, Bradford Road, Bingley, West Yorkshire, BD16 1TU.

Time: 11.00 a.m. Tuesday 24 April 2007

Doors will open at 10.00 a.m. and refreshments will be available before the Meeting starts.

Who may attend?
Holders of ordinary shares in the Company or their proxies may attend the Meeting. Also those holding shares in the Bradford & Bingley Nominee Account who have completed their voting form asking to be appointed as Computershare Company Nominees Limited's proxy may attend. Non-shareholders who are accompanying shareholders will be admitted at the discretion of the Company.

Admission
You will be asked to show your attendance slip (enclosed with this pack) and not having it available will delay your admission. On admission you will receive a voting card in exchange for your attendance slip. If you have been appointed as a shareholder's proxy, please make this known to the admission staff.

Security
There will be security checks at the entrance to the venue. We ask you not to bring any cameras, recording equipment or laptop computers and that mobile phones be switched off during the Meeting.

Shareholders with disabilities
There will be an induction loop and sign language interpreter in the auditorium. Access will be available for shareholders who use a wheelchair. Stewards will be available in the room to assist if required.

Asking questions at the Meeting
During the Meeting the Chairman will give shareholders or their proxies the opportunity to ask questions.

Smoking
Smoking will not be permitted at the venue.

Location

How to get there:
If you travel by car:
From the M62, exit at Junction 26 onto the M606. From the M606, follow the A650 (Keighley, Skipton), the hotel is located seven miles from the M606 on the A650 just past Shipley and just before the roundabout where the Bingley bypass begins.

If you travel by public transport:
Local trains from Leeds, Bradford and Skipton stop at Bingley. The 662 bus departs from both Bradford and Keighley, its route taking it through Bingley and past the hotel. The hotel is situated approximately one mile outside Bingley centre and five miles outside Bradford centre.



A650
A947
N
A6038
GUISELEY
BINGLEY
RAMADA JARVIS
SHIPLEY
LEEDS/ BRADFORD
A629
A650
B6269
A650
A657
A644
WILSDEN
B6144
A647
Bradford
QUEENSBURY
A647
A647
M606
A650

Shareholder Helpline 0870 703 0003

www.bbg.co.uk

Email: enquiries@bbg.co.uk

The paper used for this document comes from sustainable paper sources and is elementally chlorine free.

END

Bradford & Bingley